As filed with the Securities and Exchange Commission on October 15, 2001

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Transition Period from to Commission File Number:

Van der Moolen Holding N.V.

(Exact name of registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation or organization)

Keizersgracht 307

1016 ED Amsterdam
The Netherlands
(31) 20 535 6789
(Address of principal executive offices)

Securities registered to or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares of €0.08 each American Depositary Shares, each of which represents one common share	New York Stock Exchange* New York Stock Exchange

*	Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

N/A

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

    Yes  ☐                        No  ☒

     Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐                   Item 18  ☒

Presentation of Financial and Other Information

In the past, we have prepared our financial statements on a consolidated basis in accordance with Dutch GAAP. Dutch GAAP selected consolidated financial information as of and for the years ended December 31, 1996, 1997, 1998, 1999 and 2000, together with our Dutch GAAP financial statements and the notes thereto as of and for the years ended December 31, 1999 and 2000, are set forth for informational purposes in Annex A to this registration statement. For the years ended December 31, 1999 and 2000 and for the six months ended June 30, 2000 and 2001, we have also prepared our financial statements on a consolidated basis in accordance with U.S. GAAP, which we have included elsewhere in this registration statement. In the future, we will continue to prepare our annual financial statements on a consolidated basis in accordance with U.S. GAAP, as well as in accordance with Dutch GAAP. Other than in Annex A, all of our financial information presented in this registration statement has been prepared in accordance with U.S. GAAP.

While we currently publish our financial statements in euros, prior to January 1, 1999 we published our financial statements in Dutch guilders. In this registration statement, references to “EUR” and “euro” are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community as amended by the Treaty on the European Union, references to “$” and “dollars” are to the currency of the United States and references to “NLG” and “Dutch guilders” are to the currency of the Netherlands. We have converted certain amounts in this registration statement, including our Dutch GAAP historical financial statements for the years ended December 31, 1996, 1997 and 1998, into euros at the rate of EUR1.00 to NLG 2.20371, the euro/ Dutch guilder exchange rate fixed on January 1, 1999.

In this registration statement, we have translated euro amounts into dollars at an exchange rate of EUR1.00 to $0.8474, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 29, 2001, solely for the convenience of the reader. You should not construe these translations as representations that the euro amounts actually represent such dollar amounts or that we could convert these amounts into dollars at the rate indicated. On September 28, 2001 the noon buying rate was EUR1.00 to $0.9107. See “Key Information — Exchange Rate Information” for historical information regarding the exchange rate of dollars for the euro.

This registration statement also contains information about the industry rankings of New York Stock Exchange specialists. Since January 1, 2001, a number of New York Stock Exchange specialists have announced the acquisition of other exchange specialists which remain pending. Unless otherwise indicated, for all rankings included in this registration statement as of a date after December 31, 2000, we have assumed that all publicly announced acquisitions have already closed.

Forward-Looking Statements

This registration statement contains forward-looking statements. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words “anticipate”, “believe”, “intend”, “estimate”, “expect” and words of similar meaning are also forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; future revenue sources; the effects of changes or prospective changes in regulation or structure of the securities exchanges on which our subsidiaries operate in the United States and Europe; and trends in results, operations and the markets in which our subsidiaries operate.

These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in these forward-looking statements. We describe these risks and uncertainties in “Key Information — Risk Factors” and elsewhere in this registration statement. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this registration statement.

Part I

Item 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Supervisory Board Members

G. Hans A. Kroon	Chairman
Syb Bergsma	Deputy Chairman
Jan Aalberts	Member
Gerrit H. de Marez Oyens	Member
Gerard L. van den Broek	Member

Management Board Members

Friedrich M.J. Böttcher	Chairman
Frank F. Dorjee	Chief Financial Officer

Registered Office, Head Office and Business Address of Supervisory and

Management Board Members

Keizersgracht 307

1016 ED Amsterdam
The Netherlands

Auditors and Reporting Accountants

PricewaterhouseCoopers N.V.

Prins Bernhardplein 200
P.O. Box 94071
1090 GB Amsterdam
The Netherlands

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3: KEY INFORMATION

Selected Consolidated Financial Data

You should read the following selected U.S. GAAP historical financial data in conjunction with “Operating and Financial Review and Prospects”, as well as our consolidated financial statements and the notes thereto, which we have included elsewhere in this registration statement. We have extracted the selected financial data set out below from our audited consolidated financial statements as of and for the years ended December 31, 1999 and 2000 and from our unaudited consolidated financial statements as of and for the six months ended June 30, 2000 and 2001. We have prepared these financial statements in accordance with U.S. GAAP. PricewaterhouseCoopers N.V., independent auditors, have audited our financial statements as of and for the years ended December 31, 1999 and 2000. Our financial statements as of and for the six months ended June 30, 2000 and 2001 have not been audited. However, in the opinion of our management, such unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair representation of our financial position and results of operations for such periods. Our results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be achieved for the year ending December 31, 2001 or for any future period. We have included a convenience translation of euro amounts into dollars for the following selected U.S. GAAP financial data as of and for the year ended December 31, 2000 and the six months ended June 30, 2001 at the noon buying rate on June 29, 2001 of EUR1.00 = $0.8474. You should not construe these translations as representations that the euro amounts actually represent such dollar amounts or that we could convert these amounts into dollars at the rate indicated.

	As of and for the year			As of and for the six months
	ended December 31,			ended June 30,

	1999	2000	2000	2000	2001	2001

						(in $ thousands,
	(in EUR thousands,		(in $ thousands,	(in EUR thousands,		except per share
	except per share		except per share	except per share		data)
	data)		data)	data)
Consolidated Profit and Loss Account Data:
Revenues:
Specialist activities	EUR129,571	EUR281,729	$238,737	EUR141,487	EUR115,480	$97,857
Commissions from specialist activities	33,489	39,023	33,068	17,839	19,471	16,500
Market maker activities	57,762	123,733	104,851	65,264	41,131	34,854
Net interest income from stock lending activities	4,177	6,318	5,354	3,160	2,716	2,302

Total revenues	EUR224,999	EUR450,803	$382,010	EUR227,750	EUR178,798	$151,513

Expenses:
Exchange, clearing and brokerage fees	18,175	28,453	24,111	13,339	14,612	12,382
Employee compensation and benefits	57,323	123,840	104,942	62,103	48,522	41,118
General and administrative expenses	19,136	27,073	22,942	12,056	13,142	11,137
Depreciation and amortization	12,248	17,596	14,911	7,881	9,205	7,800
Information and communication expenses	8,001	14,349	12,159	6,449	8,569	7,261

Total expenses	EUR114,883	EUR211,311	$179,065	EUR101,828	EUR94,050	$79,698

Income from operations	EUR110,116	EUR239,492	$202,945	EUR125,922	EUR84,748	$71,815

Income (loss) from participating interests	8,658	172	146	400	(61)	(52)
Gain on disposal of long-term investments and investments in affiliates	66,284	10,978	9,303	-	-	-
Interest income (expense)	(2,222)	(6,408)	(5,430)	(1,916)	(2,777)	(2,353)
Other income (expense)	4,752	1,481	1,255	1,605	3,018	2,558

Income before income taxes and minority interest	EUR187,588	EUR245,715	$208,219	EUR126,011	EUR84,928	$71,968

Provision for income taxes	(72,248)	(78,037)	(66,128)	(43,571)	(25,747)	(21,818)
Minority interest	(20,147)	(43,430)	(36,803)	(21,156)	(17,498)	(14,828)

Net income	EUR95,193	EUR124,248	$105,288	EUR61,284	EUR41,683	$35,322

As adjusted to reflect our three-for-one stock split that took effect on May 1, 2001:
Basic earnings per common share(1)	EUR2.70	EUR3.38	$2.86	EUR1.68	EUR1.08	$0.92
Diluted earnings per common share(2)	EUR2.64	EUR3.34	$2.83	EUR1.67	EUR1.07	$0.91

	As of and for the year			As of and for the six months
	ended December 31,			ended June 30,

	1999	2000	2000	2000	2001	2001

						(in $ thousands)
	(in EUR thousands)		(in $ thousands)	(in EUR thousands)
Consolidated Balance Sheet Data:
Assets:
Cash	EUR16,792	EUR65,531	$55,531	EUR55,798	EUR25,437	$21,555
Restricted cash	58,886	38,078	32,267	84,588	81,153	68,769
Securities purchased under agreements to resell	54,748	156,368	132,506	139,703	202,830	171,878
Receivable from broker-dealers and clearing organizations	86,119	120,691	102,274	67,829	191,071	161,914
Securities owned at market value	518,473	473,426	401,181	741,946	495,379	419,784
Secured demand notes	4,364	6,362	5,391	4,066	6,981	5,916
Notes receivable	31,364	25,759	21,828	32,947	28,172	23,873
Stock borrowed	1,165,545	1,469,635	1,245,369	1,428,419	1,567,862	1,328,606
Memberships in exchanges:
Owned, at cost (market value of EUR21,949, EUR20,795, EUR23,545 and EUR26,533, respectively)	17,831	19,263	16,323	18,776	21,005	17,800
Contributed by members, at market value	18,316	15,046	12,750	8,895	18,986	16,089
Property and equipment, net	7,305	7,874	6,672	9,858	11,069	9,380
Goodwill and other intangible assets, net	258,229	340,963	288,932	340,611	362,068	306,816
Other assets	52,905	41,110	34,838	56,283	76,953	65,210

Total assets	EUR2,290,877	EUR2,780,106	$2,355,862	EUR2,989,719	EUR3,088,966	$2,617,590

	As of and for the year			As of and for the six months
	ended December 31,			ended June 30,

	1999	2000	2000	2000	2001	2001

						(in $ thousands)
	(in EUR thousands)		(in $ thousands)	(in EUR thousands)
Liabilities and shareholders’ equity:
Liabilities:
Short-term borrowings	EUR3,103	EUR44,062	$37,338	EUR159,674	EUR57,947	$49,104
Payable to broker-dealers and clearing organizations	108,929	70,267	59,544	157,734	99,543	84,353
Securities sold, not yet purchased, at market value	416,549	403,833	342,208	535,269	517,565	438,585
Stock loaned	1,152,728	1,446,670	1,225,908	1,407,078	1,564,364	1,325,642
Current taxes payable	12,345	39,305	33,307	27,995	6,768	5,735
Accounts payable, accrued expenses, and other liabilities	43,432	94,651	80,207	55,567	45,313	38,398
Deferred tax liabilities	6,087	10,054	8,520	8,039	14,678	12,438
Notes payable, with interest ranging from 2.99% to 6.55%	71,556	17,479	14,812	67,695	49,970	42,345
Subordinated borrowings:
Subordinated notes	45,478	74,605	63,220	73,913	80,275	68,025
Memberships in exchanges, contributed by members, at market value	18,316	15,046	12,750	8,895	18,986	16,089
Minority interests	21,730	26,733	22,654	26,122	25,930	21,973

	As of and for the year			As of and for the six months
	ended December 31,			ended June 30,

	1999	2000	2000	2000	2001	2001

						(in $ thousands)
	(in EUR thousands)		(in $ thousands)	(in EUR thousands)
Shareholders’ equity:
Financing preferred A shares, EUR0.60(3) par value, authorized 1,200,000 shares, issued and outstanding 216,000, 236,000, 216,000 and 236,000, respectively	122	133	113	122	141	119
Financing preferred B shares, EUR0.60(3) par value, authorized 1,200,000 shares, issued and outstanding 391,304 shares	222	222	188	222	235	199
Common shares, EUR0.08(3) par value, authorized 54,000,000 shares, issued and outstanding 34,569,018, 37,061,811, 36,174,198 and 37,439,916 shares, respectively (4)	2,615	2,804	2,376	2,736	2,995	2,538
Additional paid-in capital	190,537	229,851	194,776	212,211	238,791	202,352
Retained earnings	174,390	257,803	218,462	197,870	243,950	206,723
Accumulated other comprehensive income, net of taxes	25,998	46,588	39,479	48,577	121,515	102,972
Treasury shares	(3,260)	—	—	—	—	—

Total shareholders’ equity	EUR390,624	EUR537,401	$455,394	EUR461,738	EUR607,627	$514,903

Total liabilities and shareholders’ equity	EUR2,290,877	EUR2,780,106	$2,355,862	EUR2,989,719	EUR3,088,966	$2,617,590

	As of and for the year ended		As of and for the six months
	December 31,		ended June 30,

	1999	2000	2000	2001

Other Financial and Operating Data:
Pre-tax return on equity	42.9%	37.6%	22.7%	11.1%
Percent of revenues:
Specialist activities	57.6%	62.5%	62.2%	64.6%
Commissions from specialist activities	14.9%	8.6%	7.8%	10.9%
Market maker activities	25.7%	27.5%	28.6%	23.0%
Net interest income from stock lending activities	1.8%	1.4%	1.4%	1.5%
Weighted average number of common shares (4)	34,162,188	35,909,376	35,718,135	37,347,557
Van der Moolen Specialists USA, LLC:
Number of common stock listings	169	239	260	318	(5)
Total share volume on the NYSE of specialist stocks (in billions)	2.4	5.7	—	—
Total dollar volume on the NYSE of specialist stocks (in billions)	106.4	277.5	—	—
NYSE average daily trading share volume (in millions)	21.5	32.4	—	—

Notes:

(1)	Calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding. See note 19 to our audited consolidated financial statements.

(2)	Calculated in the same manner as basic earnings per share and reflects the dilutive effect of the common shares deliverable pursuant to stock options and warrants. See note 19 to our audited consolidated financial statements.

(3)	As a result of our having amended our articles on May 1, 2001, the par value of our financing preferred A shares, financing preferred B shares and common shares was changed from NLG 1.25, NLG 1.25 and NLG 0.50 to EUR0.60, EUR0.60 and EUR0.08, respectively.

(4)	As adjusted to reflect our three-for-one stock split that took effect on May 1, 2001.

(5)	Includes the specialist assignments of Scavone, McKenna, Cloud and Stern & Kennedy which we acquired on August 1, 2001.

Capitalization

The following table sets out our total capitalization as of June 30, 2001. You should read this table in conjunction with “Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, which we include elsewhere in this registration statement. U.S. dollar amounts have been translated at the noon buying rate for the euro on June 29, 2001 of EUR1.00 = $0.8474.

	As of June 30, 2001

	(thousands)
Long-term debt
Notes payable	EUR49,970	$42,345
Subordinated notes	80,275	68,025
Memberships in exchanges, contributed by members, at market value	18,986	16,089

Total long-term debt	EUR149,231	$126,459
Shareholders’ equity
Financing preferred A shares	EUR141	$119
Financing preferred B shares	235	199
Common shares	2,995	2,538
Additional paid-in capital	238,791	202,352
Retained earnings	243,950	206,723
Accumulated other comprehensive income	121,515	102,972

Total shareholders’ equity	EUR607,627	$514,903

Total capitalization	EUR756,858	$641,362

On August 3, 2001, Van der Moolen Specialists USA issued subordinated notes in the aggregate principal amount of $130.0 million (EUR153.4 million). A portion of the proceeds of this issuance was used to retire part of Van der Moolen Specialists USA’s pre-existing subordinated notes. Consequently, our total long-term subordinated indebtedness increased by approximately $96.0 million (EUR113.3 million). In addition, we issued 5,000 financing preferred A shares, which increased shareholders’ equity by EUR223,895. As a result, our total capitalization increased by EUR113.5 million.

Exchange Rate Information

Unless otherwise stated, we present all of the financial information in this registration statement in euro. The majority of our revenues and expenses is denominated in dollars. In addition, a certain portion of our revenues and expenses is denominated in currencies other than the dollar which are not linked to the euro, in particular the pound sterling. To the extent the euro appreciates relative to the dollar or other non-euro-linked currencies in which our subsidiaries report, our revenues will be adversely affected.

Before January 1, 1999, there was no exchange rate between the euro and the dollar. The following tables present, for the periods and dates indicated, information concerning the exchange rate of dollars for the euro. Amounts are expressed in dollars per EUR1.00 during the relevant period. These amounts are indicative only and are not necessarily the same rates at which the Company translated dollars into euro during any of the financial periods discussed in this registration statement.

	Rate at
Dollars per euro	period end	Average(1)	High	Low

For the year ended December 31, 1999.	1.0024	1.0581	1.1799	1.0014
For the year ended December 31, 2000.	0.9389	0.9209	1.0349	0.8287
For the six months ended September 30, 2001	0.9107	0.8819	0.9295	0.8369

Source: Datastream

Note:

(1)	Calculated by using the average of the exchange rates on the last day of each month during the relevant period.

	Rate at
Dollars per euro	period end	High	Low

For the month ended April 30, 2001	0.8866	0.9028	0.8728
For the month ended May 31, 2001	0.8476	0.8951	0.8476
For the month ended June 30, 2001	0.8474	0.8622	0.8418
For the month ended July 31, 2001	0.8750	0.8792	0.8369
For the month ended August 31, 2001	0.9084	0.9210	0.8764
For the month ended September 30, 2001	0.9107	0.9295	0.8885

Source: Datastream

The noon buying rate for the euro on September 28, 2001 was EUR1.00 = $0.9107. Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of the price of the common shares on Euronext Amsterdam, which will likely affect the market price of the ADSs on the New York Stock Exchange. These fluctuations will also affect the dollar amounts received by owners of ADSs on the conversion of any dividends we pay in euros on the common shares.

Risk Factors

In order to comply with the requirements of Item 3 of this Form 20-F, we have listed below considerations that could have a material adverse effect on our business, financial condition or results of operations. Additional considerations not presently known to us or that we currently deem immaterial may also impair our business operations. These factors should be considered carefully, together with the information and financial data set forth in this document.

Risks Associated with the Company

We depend heavily on our New York Stock Exchange specialist activities, and if they fail to grow as anticipated, it would hamper our revenue growth.

We derive a substantial majority of our revenues (63.4% and 72.4% of total revenues in 2000 and the first six months of 2001, respectively) from our New York Stock Exchange specialist subsidiary, Van der Moolen Specialists USA. If demand for its specialist services fails to grow or declines, our potential revenue growth would be adversely affected. We expect our New York Stock Exchange specialist activities to continue to account for a significant portion of our revenues for the foreseeable future. Our future success will depend on:

•	continued growth in trading volumes with an appropriate level of volatility;

•	Van der Moolen Specialists USA’s success in being chosen to act as specialist for additional listing companies;

•	Van der Moolen Specialists USA’s ability to respond to regulatory and technological changes;

•	Van der Moolen Specialists USA’s ability to respond to changing demands in the marketplace; and

•	the impact of alternative trading systems on the volume of trading through specialists on the New York Stock Exchange.

We depend significantly on revenues from our specialist activities for a small group of companies listed on the New York Stock Exchange, and the loss of any of them could reduce our revenues.

Historically, a small number of companies listed on the New York Stock Exchange have accounted for a significant portion of Van der Moolen Specialists USA’s revenues and operating profit. The loss of its specialist designation with respect to any of these listed companies could have an adverse effect on its and our revenues and operating profit. For the years ended December 31, 1999 and 2000 and the six months ended June 30, 2001, transactions in our ten most actively traded specialist stocks accounted for 15.6%, 30.6% and 30.5% of our total revenues, respectively. As of June 30, 2001, our ten most actively traded specialist stocks were Nortel Networks, Hewlett Packard, Pfizer, Eli Lilly, FleetBoston, Cypress Semiconductor, Disney, SAP, International Paper and Guidant. We cannot assure you that Van der Moolen Specialists USA will be able to retain its specialist designation with respect to these or other listed companies. Van der Moolen Specialists USA can lose these listed companies if they cease to be traded on the New York Stock Exchange as a result of being acquired or are otherwise delisted, which in turn can adversely affect our revenues. This was the case in the first half of 2001 when Van der Moolen Specialists USA lost its specialist assignment for Time Warner, Inc. following its merger with America Online, Inc. In addition, if the New York Stock Exchange were to determine that Van der Moolen Specialists USA has failed to fulfil its obligations as specialist for a listed company, its registration as a specialist for that listed company could be cancelled or suspended.

Risks associated with our trading transactions could result in trading losses.

The majority of our specialist and market making revenues are derived from trading by our subsidiaries as principal. Our subsidiaries may incur trading losses relating to these activities since each primarily involves the purchase, sale or short sale of securities for its own account. In any period, our subsidiaries may incur trading losses in a significant number of securities for a variety of reasons, including price declines of securities and as a result of the required performance of some of our subsidiaries’ specialist obligations. See “Information on the

Company — Our Business — Van der Moolen Specialists USA, LLC — Specialist Activities” and “— Regulation — The United States”.

In addition, most of our subsidiaries also engage in proprietary trading. This is similar to market making in an unregulated environment, except that the primary purpose is to gain exposure to apparent mis-pricing, for example in an arbitrage transaction, rather than to facilitate third parties’ transactions by enhancing market liquidity. These subsidiaries could incur losses as a result of these trading activities which could have an adverse effect on our business, financial condition and/or operating results.

Although we have adopted risk management policies, we cannot be sure that these policies have been formulated properly to identify or limit our risks. Even if these policies are formulated properly, we cannot be sure that we will successfully implement these policies. As a result, we may not be able to manage our risks successfully or avoid trading losses.

We may have difficulty successfully managing our growth.

Since we first listed our shares on Amsterdam Exchanges N.V. (now Euronext Amsterdam) in 1986, we have experienced significant growth in our business activities and the number of our employees. We cannot assure you that we will be able to manage our growth successfully. Our inability to do so could have an adverse effect on our business, financial condition and/or operating results. The growth of our business has increased the demands upon our management and operations and we expect it to continue to do so in the future. This growth has required, and will continue to require, us to increase our investment in management personnel, financial and management systems and controls, and facilities. The scope of procedures for assuring compliance with applicable rules and regulations has changed as the size and complexity of our business has increased. In response, we have implemented formal compliance procedures which are regularly updated. Our future operating results will depend on our ability to continue:

•	to improve our systems for operations, financial control, and communication and information management;

•	to refine our compliance procedures and enhance our compliance oversight; and

•	to recruit, train, manage and retain our employees.

We may have difficulty identifying and financing suitable acquisitions, and any acquisitions that we do complete could adversely affect operating results.

As part of our growth strategy, we intend to seek out appropriate acquisitions that we believe will complement or expand our existing businesses. We do not know if we will be able to identify appropriate acquisitions or be able to finance these transactions successfully once identified. In particular, because the market making and specialist industry on Euronext Amsterdam and on the New York Stock Exchange has become increasingly consolidated, there are a limited number of viable acquisition targets in those segments. Furthermore, an acquisition could require significant capital resources. Any failure to identify or finance future transactions may impair our growth.

Any acquisitions which we do complete will be accompanied by the risks commonly encountered with acquisitions of companies, such as the difficulty of integrating the operations and personnel of the acquired businesses, the potential disruption of our own business, the assumption of unexpected liabilities relating to the acquired assets, the imposition and maintenance of common standards, controls, procedures and policies, and the impairment of relationships with employees and counterparties as a result of difficulties arising out of integration. Furthermore, the value of any business we acquire may be less than the amount we paid for it if, for example, there is a decline in the position of that business in the relevant market in which it operates or there is a decline in that market generally.

We may have to incur significant future indebtedness in order to finance acquisitions in connection with the expansion of our business.

We continue to seek out appropriate acquisition opportunities, both in Europe and in the United States, that will allow us to expand and grow our business. If we are unable to finance such acquisitions through free cash flow, we may issue additional equity securities or incur significant indebtedness. There can be no assurance that we would be able to obtain such financing on favorable terms or at all.

We may have insufficient capital in the future and may be unable to secure additional financing when we need it.

Our business depends on the availability of adequate capital. We cannot be sure that we will have sufficient capital in the future or that additional financing will be available on a timely basis or on terms that are favorable to us. Historically, we have satisfied these needs with internally generated funds and bank credit facilities, as well as the issuance of financing preferred shares and common shares. We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our anticipated working capital, regulatory capital and capital expenditure requirements through the end of 2001.

We may, however, need to raise additional funds, among other things to increase the capital available to us for our inventory positions, support more rapid expansion or respond to unanticipated capital requirements. We may also be required to obtain this additional financing on short notice as a result of rapid, unanticipated developments, such as a steep market decline.

If we lose the services of a number of qualified personnel or cannot hire additional qualified personnel, our businesses will be harmed.

The future success of our businesses depends on the continued service of highly qualified personnel. Competition for highly qualified management, trading, compliance and technical personnel is intense. We cannot assure you that we will be able to attract new or retain currently employed highly qualified personnel. In order to do so, we may need to increase the value of the compensation packages we offer our employees. The loss of the services of a group of qualified employees, such as a team of traders, or the inability to identify, hire, train and retain other qualified personnel in the future could have an adverse effect on our business, financial condition and/or operating results.

There are currently 26 employees at our German subsidiary, Van der Moolen Trading, of whom two are management personnel and 16 are traders. Earlier this year, one of the former members of the management team left the firm, and a current member of the management team is expected to leave the firm when his contract expires at the end of this year. Of the 16 traders, three are subject to employment agreements that expire on December 31, 2001, and these individuals have indicated their intention to resign with effect from that date. See “Information on the Company — Our Business — Van der Moolen Trading GmbH”.

We are highly dependent on technology in order to operate our businesses effectively.

Our business activities require us accurately to record and process a very large number of transactions on a daily basis. Any failure or delay in recording or processing transactions could result in losses to us and could subject us to claims for losses and regulatory fines and penalties. We rely on our employees to operate and maintain our systems properly, and are similarly reliant on the proper functioning of the systems of the exchanges on which we operate and their supporting depository, clearing and settlement organizations, including in particular those of the New York Stock Exchange. Our recording and processing of trades is subject to human and processing errors. Moreover, extraordinary trading volume or other events could cause our systems, or those of the exchanges on which we trade, to operate at an unacceptably low speed or even fail. Our systems may fail as a result of hardware or software failure or power or telecommunications failure. Although we have redundant servers and systems, they may not be effective in preventing an interruption of our business. Any significant degradation or failure of our information systems or any other systems in the trading process which could cause us to fail to complete transactions on a timely basis, could have an adverse effect on our business, financial conditions and/or operating results or could damage our relationships with our counterparties.

Our future success will depend on our ability to respond to changing technologies and demands of the market place on a timely and cost-effective basis. Our failure to upgrade our information and communications systems on a timely or cost-effective basis could have an adverse effect on our business, financial condition and/or operating results and could damage our relationships with our counterparties.

We do not have operations of our own and we are dependent on intercompany cash flow to generate funds.

We have no operations of our own. We are a holding company and our only principal assets, other than the portion of past inter-company cash flows retained, are the shares of our subsidiaries. We are wholly dependent on interest, dividends, if any, loan repayments and other inter-company cash flows received from our subsidiaries to generate funds.

The ability of our subsidiaries to make funds available to us is dependent, in part, on their ability to generate positive cash flow. The ability of our subsidiaries to pay dividends and to make payments on intercompany debt owed to us is subject to statutory, tax and other restrictions, the earnings, level of statutory reserves and capitalization of our subsidiaries, and various business considerations. See “Key Information — Dividends and Dividend Policy” and “Information on the Company — Regulation”.

We are subject to risk relating to litigation and potential securities laws liability.

Our businesses are exposed to substantial risks of liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the Securities and Exchange Commission, the New York Stock Exchange and similar regulatory authorities and self-regulatory organizations in the United States and Europe, as well as national and local legislation in various European jurisdictions. We are also subject to the risk of litigation and claims that may be without merit. We could incur significant legal expenses in defending ourselves against such lawsuits or claims. An adverse resolution of any future lawsuits or claims against us could have an adverse effect on our business, financial condition and/or operating results.

The tax treatment of our Dutch finance vehicle may change, as a result of which the effective tax rate to which we are subject may increase.

In accordance with applicable Dutch law, in particular the Special Fiscal Regime for International Financing Activities, we are able through our Dutch finance vehicle to defer taxation of interest income received from subsidiaries within the group, as well as any currency exchange gains realized on group loans that are repaid, subject to the satisfaction of certain conditions. This has allowed us to structure financing undertaken by the group in a tax efficient manner so as to reduce the effective tax rate payable by us on a consolidated basis on income before taxes and minority interests less minority interests. On July 11, 2001, the European Commission announced that it was launching an investigation into 11 corporate tax arrangements in eight member states, including the Netherlands’ Special Fiscal Regime for International Financing Activities. The Commission believes that these tax arrangements could constitute state aid and is questioning whether such aid is contrary to the European Community Treaty because it unfairly favors, among others, certain multinational corporations by allowing such corporations to avail themselves of preferential tax arrangements. The Commission has acknowledged that the launch of a formal investigation does not prejudge its eventual outcome, which could result in a determination that the aid may continue to be implemented; that the aid can no longer be implemented and, in the case that it has already been paid, may have to be recovered from the beneficiaries, possibly together with interest thereon; or that the aid can continue to be implemented subject to certain conditions. We cannot predict when the Commission’s investigation will be completed or what the outcome will be. However, if the Commission elects to disallow the continued implementation of the tax regime, the effective tax rate payable by us on a consolidated basis on income before taxes and minority interests less minority interests will increase and we could be liable for payments with respect to which we were not taxed in prior periods.

Risks Associated with the Industry in which we Operate

Specialist rules may require us to make unprofitable trades or to refrain from making profitable trades.

Specialists operating on the New York Stock Exchange and other exchanges are granted exclusive rights to conduct the auction in a particular security. When assigned a particular stock, the specialist firm agrees to specific obligations including maintaining, as far as practicable, trading in the stock that will be fair and orderly. In acting as a specialist, our subsidiary, Van der Moolen Specialists USA, for example, is subjected to a high degree of risk by having to support an orderly market, maintain inventory positions and refrain from trading under some favorable conditions. Its role as a specialist, may, at times, require it to make trades that adversely affect its profitability. In addition, as a specialist, it is at times required to refrain from trading for its own account in circumstances in which it may be to its advantage to trade. For example, Van der Moolen Specialists USA may be obliged to act as a principal when buyers or sellers outnumber each other. In those instances, it may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, it holds varying amounts of securities in inventory. In addition, New York Stock Exchange specialists generally may not trade for their own account when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. Certain of our subsidiaries also act as specialists on other exchanges, and while the rules and obligations relating to their operations may differ from those of our New York Stock Exchange specialist operations, such rules may also require them to make unprofitable trades or refrain from making profitable trades. The New York Stock Exchange, Euronext Amsterdam, the American Stock Exchange, the Philadelphia Stock Exchange, the Chicago Board Options Exchange or other exchanges on which our subsidiaries operate may make their rules governing the specialist or similar function more stringent or may implement changes which could adversely affect their trading revenues as a specialist or in performing similar functions.

We are subject to competition for new listings and the effects of industry consolidation, and our financial results will suffer if we do not compete effectively.

We cannot be sure that we will be able to compete effectively with current or future competitors for the specialist designation with respect to new listings, including foreign issuers listing American depositary shares on the New York Stock Exchange. We obtain our specialist designation for all of our new listings on a given securities exchange through an allocation process run by that exchange. Our failure to compete effectively and gain new specialist designations could reduce future revenue and profit growth.

The financial markets are rapidly evolving and are highly competitive. We expect competition to continue to intensify. We face competition from many firms varying in size and strategy. Large global financial institutions represent a significant group of our competitors. In addition, our current and potential competitors have established or may establish other co-operative relationships or may consolidate to enhance their services. This trend is evidenced in particular by the rapid consolidation of New York Stock Exchange specialists, the number of which has fallen from 37 as of December 31, 1996 to nine as of September 30, 2001, assuming all publicly announced acquisitions are completed. Three of the top five of these specialists are owned or affiliated with banking groups which have significantly greater financial resources than we do and three of the top five are affiliated with investment banks which act as underwriters on the initial public offerings of companies seeking to list on the New York Stock Exchange. As a result of this consolidation, there are now fewer potential acquisition targets among the remaining specialist firms, which could hinder our growth. In addition, new competitors may emerge and they may acquire significant market share. Some of our competitors also offer a wider range of services and products than we offer and have greater name recognition and more extensive customer bases. These competitors may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than we can and may be able to undertake more extensive promotional activities. If we are unable to compete successfully, our future revenue and profit growth could be materially adversely affected.

Our revenues and operating profit depend on the volume and volatility of trading on the U.S. and European securities markets on which we operate.

In 2000, we experienced a substantial increase in the revenues and operating profit we earned. This increase was caused primarily by significant increases in the volume and volatility of securities traded in the U.S. and European securities markets on which we operate. The increase in volume and volatility resulted from a variety of factors, including initially a very strong U.S. economy and trading markets followed by increased market uncertainty resulting from the slowdown of the U.S. economy; the increased use of technology; the increased participation of institutional investors; and the emergence of on-line discount brokers and increased prominence of retail investors, whether on-line or through traditional channels. However, any one or more of the following factors may contribute to reduced levels of activity in the securities markets generally, which could result in a decrease in our revenues and income before income taxes and minority interests, as was the case in the first six months of 2001 compared with the first six months of 2000:

•	national and international economic, political and market conditions beyond our control;

•	adverse changes in the economy and the securities markets resulting in long term, sustained declines in price levels of securities;

•	a sustained decline in share prices, as in a classic bear market, which has in the past led to decreases in volume and volatility;

•	a decline in the number and size of new equity offerings, reducing the potential for growth in secondary market activity;

•	adverse changes in the regulatory environment; and

•	a reduction in purchases of securities by individual investors, whether directly or through mutual funds.

In addition, sustained decreases in profitability, when considered with other relevant factors, could result in the impairment of goodwill. The amount of such impairment would be charged to operating profit in the period in which it was determined that the impairment had occurred.

Our quarterly results may fluctuate significantly and the market price of our common shares and ADSs could decrease.

Our revenues may fluctuate significantly based on factors relating to the securities markets. These factors include:

•	a decrease in trading volumes on the exchanges on which we operate, as was the case during the first nine months of 2001, particularly in respect of certain New York Stock Exchange specialist assignments of Van der Moolen Specialists USA;

•	volatility of share price movements, which at either extreme, too high or too low, can affect revenues; and

•	changes in the value of our securities positions.

Some elements of our cost structure, including the fixed component of our salaries, lease charges, depreciation and many technology expenses, do not decline if we experience quarterly reductions in our revenues. As a result, if market conditions cause our revenues to decline, we may be unable to adjust these elements of our cost structure on a timely basis and we could suffer losses.

If our operating results fall below the expectations of securities analysts and investors, the market price of our common shares and ADSs could decrease.

Alternative trading systems could reduce the volume of trading on exchanges and therefore reduce the revenue from our trading activities on these exchanges.

Alternative trading systems could reduce the levels of trading of exchange-listed securities executed on a securities exchange, such as the New York Stock Exchange. This, in turn, could have an adverse effect on our revenues. Over the past few years, a number of alternative trading systems, including electronic communications networks or ECNs, have developed or emerged which compete with the conventional markets by increasing the volume of trading in exchange-listed securities that occurs off the exchange in over-the-counter markets. In the future, similar new systems may continue to be developed and placed in operation.

Market fragmentation may reduce market liquidity.

When two or more markets trade the same security, the effect is that liquidity is spread over those markets. If the proliferation of competing markets is not accompanied by the development of electronic connections allowing orders to move and settle between them, the market for certain securities fragments, resulting in separate pools of liquidity. This results in markets becoming less liquid than they would otherwise be, which could negatively affect revenues earned from any individual market on which we trade.

We run operational risks trading securities and derivatives, including the risk that counterparties may fail to pay us.

All trades executed by our subsidiaries involve a counterparty from whom we buy or to whom we sell. Consequently, with each trade there is a risk that our subsidiaries may be unable to deliver the securities sold or pay for the securities purchased. Their counterparties are similarly exposed on the other side of the transaction. Failure by our subsidiaries to fulfill their contractual obligations could result in significant interest costs and related expenses. If the failure persisted, our subsidiaries could lose their registration on the marketplace on which they are trading. Furthermore, due to the failure of one of our counterparties to complete a trade, our subsidiaries could incur significant expenses trying to enforce the contract and would have to forgo alternative trading opportunities as a result of having committed capital to a failed trade.

In addition, as a trader and lender of securities, many securities transactions are conducted by our subsidiaries as principal with counterparties located in the United States and Europe. The securities exchanges of which our subsidiaries are members, the relevant national regulators and the associated clearing houses and custodians monitor the credit standing of most of the counterparties with which our subsidiaries conduct business. However, our counterparties may default on their obligations, notwithstanding these regulatory controls and monitoring procedures.

New and proposed New York Stock Exchange initiatives may lower the revenues earned on trades executed in shares for which Van der Moolen Specialists USA acts as specialist.

The New York Stock Exchange has repealed Rule 390, which generally prohibited member firms from trading stocks listed before April 26, 1979 other than on a national exchange. Any stocks listed before April 26, 1979 for which Van der Moolen Specialists USA acts as specialist are now freely tradable in over-the-counter markets. Van der Moolen Specialists USA does not receive specialist commissions on trades executed in over-the-counter markets. Additionally, on December 28, 1999, the New York Stock Exchange implemented a new initiative which increased from two minutes to five minutes the window for providing commission-free transactions on orders. Therefore, any order Van der Moolen Specialists USA executes as agent within five minutes of placement of the order no longer generates any commission revenue. This initiative has adversely affected commission revenue.

Furthermore, since January 29, 2001, all stocks trading on the New York Stock Exchange have been quoted in decimals, as a result of which the minimum trading increment has fallen to 1 cent from 6.25 cents. Although we do not believe that this change played a significant part in the decline in revenues experienced by Van der Moolen Specialists USA during the first six months of 2001, it may in the future adversely affect Van der Moolen Specialists USA’s trading results if it reduces institutional use of limit orders on the New York Stock Exchange. When a trader places an order in the limit order book of a specialist, the order is made public to other traders on the floor of the exchange. By advertising an order in this way, a trader risks being undercut by a competing trader. While prior to decimalization, a trader could only undercut a competitor by a minimum of 6.25 cents, a trader may now undercut a competitor by as little as 1 cent. Consequently, the risk associated with undercutting trades has been reduced, which may deter traders from advertising an order in the limit order book. To the extent this occurs and such orders are then executed as at-market trades (which do not appear in the limit order book), it could become more difficult for Van der Moolen Specialists USA to gauge the direction in which a given stock is likely to move based on the nature of the orders posted in its limit order book.

We are subject to minimum net capital requirements promulgated by the exchanges on which we operate.

Each exchange on which we operate maintains its own set of net capital requirements with which our subsidiaries must comply. In particular, if our subsidiaries fail to comply with certain minimum net capital requirements, they may be subject to penalties and fines. For example, each of our broker-dealer subsidiaries in the United States is required to maintain minimum net capital equivalent to the greater of $250,000 (EUR295,020) or 2% of aggregate debit items computed in accordance with SEC Rule 15c3-3. In addition, the New York Stock Exchange requires members who are specialists, such as our subsidiary, Van der Moolen Specialists USA, to maintain a minimum regulatory capital dollar amount to establish they can meet, with their own liquid assets, their position requirements. It is possible that one or more of our subsidiaries may be unable to successfully meet their respective net capital requirements.

The application of minimum net liquid asset requirements may hinder our ability to make acquisitions.

The New York Stock Exchange requires any new specialist entity that results from a merger, acquisition, consolidation or other combination of specialist assets to maintain net liquid assets equivalent to the greater of either the aggregate net liquid assets of the specialist entities prior to their combination or the capital requirements prescribed under New York Stock Exchange Rule 104, which are described in “Information on the Company — Regulation — The United States — Minimum Net Capital Requirements”. If we were unable to meet any new net liquid asset or net capital requirements from internally generated funds, we would be required to seek external sources of funding in order to finance the acquisition of another New York Stock Exchange specialist firm. If we were unable to obtain such funds on favorable terms, we would be unable to make such an acquisition, which could hinder our ability to grow our U.S. specialist business as rapidly as we might otherwise. Currently, the capital requirements for the other businesses we pursue in Europe and the United States are not as demanding as the requirements placed on New York Stock Exchange specialists, but these rules are subject to change. We cannot predict the effect any such changes may have.

An increase in net liquid asset requirements resulting from an acquisition may prevent us from meeting our financial obligations.

All of our operating subsidiaries are regulated by relevant national authorities and the securities exchanges on which they operate. For example, Van der Moolen Specialists USA is a broker-dealer and a specialist regulated by the Securities and Exchange Commission and the New York Stock Exchange. The regulations of these organizations include strict rules regarding capital requirements, as well as approval requirements for withdrawals of capital from, and in some cases, other distributions by, broker-dealers and specialists. If Van der Moolen Specialists USA acquires additional companies, it could be subject to even stricter net liquid asset requirements, as a result of which its ability to make available excess cash to us or other group companies for general corporate purposes would be limited. These and the other regulations to which our subsidiaries are subject could also prevent us from obtaining funds necessary to satisfy our obligations to pay interest on or repay our indebtedness.

The elimination of the specialist function on Euronext Amsterdam may have a negative effect on our business.

The specialist function is expected to be eliminated from Euronext Amsterdam in late October 2001. As a result, all specialist firms trading on Euronext Amsterdam, including our subsidiaries, Van der Moolen Effecten Specialist B.V. and Van der Moolen Obligaties B.V., will lose the opportunity to capture commission revenues for certain types of trading. These commissions accounted for 2.1% and 2.7% of our total revenues in 2000 and the first six months of 2001, respectively. We expect the loss of this commission income to be offset by increased access to French and Belgian trading opportunities following the unification of the trading structures of Euronext Amsterdam, Euronext Paris and Euronext Brussels which is expected to occur in late October 2001, as well as in 2002 by improved margins on market making activities resulting from reduced back office costs and the removal of certain regulatory requirements applicable only to specialists. See “Information on the Company — Our Business — Van der Moolen Effecten Specialist B.V. — Specialist activities”. However, we cannot be sure that the elimination of the specialist function will not have a material adverse effect on our business, financial condition and/or operating results.

The regulatory environment in which we operate may change, which could adversely affect our operations and our international expansion plans.

The regulatory environment in which our businesses operate is subject to change. For example, in the United States, a new head of the Securities and Exchange Commission was appointed in July 2001 and a new head of the Commodity Futures Trading Commission is expected to be appointed during 2001 by the new Republican administration. It is possible that these appointments could affect the extent and type of regulation to which our U.S. operations are subject. Additional legislation and regulation, changes in rules promulgated by the exchanges on which we operate, actions taken by other government agencies or self-regulatory organizations, or changes in interpretation or enforcement of existing laws and rules may adversely affect the manner of operation and profitability of our operations. We cannot predict the effect any such changes may have.

In addition to the Netherlands and the United States, we currently have operations in the United Kingdom and Germany, and trade remotely on the Stockholm Stock Exchange and the SWX Swiss Exchanges. We intend to expand our operations to other countries in the future. To continue expanding our services internationally, we will have to comply with the regulatory controls of each country in which we conduct business. The securities industry in all developed countries is heavily regulated. The varying compliance requirements of these different regulatory jurisdictions and other factors may limit our ability to expand internationally.

The failure by us or our employees to comply with applicable laws and regulations could result in substantial fines and other penalties.

Our businesses and the securities industries in which they operate are subject to an extensive range of laws, rules and regulation in the United States and Europe that are promulgated by various governmental agencies and self-regulatory organizations. The laws, rules and regulations with which our businesses must comply include those relating to financial reporting requirements, trade practices, capital structure requirements, and record retention requirements governing the conduct of our directors, officers and employees. Failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders or the suspension or disqualification of our directors, officers or employees, and other adverse consequences, which could have an adverse effect on our business. It could also result in the suspension or disqualification of whichever of our subsidiaries commits the violation by the SEC or other relevant regulatory authority or in that subsidiary’s suspension or disqualification as a member of the securities exchange on which it operates. If this occurred, we would be unable to operate a portion of our business which could potentially be significant.

Employee misconduct is difficult to deter and could result in losses.

There have been a number of highly publicized cases involving fraud, stock manipulation, insider trading or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur. Misconduct by employees could include binding us to transactions that exceed authorized limits or present unacceptable risks, or hiding from us unauthorized or unsuccessful trading activities, which, in either case, may result in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm, although as a firm, the only confidential information in our possession is that regarding our own activities. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not be effective in all cases.

In connection with our acquisition of two New York Stock Exchange specialist firms and an American Stock Exchange specialist and market making firm in 2001, we took on 88 additional employees. As a result of the increased number of employees and our lack of experience working with these employees, the risk that we will not be able to deter employee misconduct will increase.

The impact of the terrorist attacks in the United States on September 11, 2001 could result in decreased trading volumes and increased volatility in financial markets on which we operate and adversely affect the liquidity and trading prices of our common shares and ADSs, as well as exchange rates relative to the dollar.

As a result of the terrorist attacks in the United States on September 11, 2001, the New York Stock Exchange, on which Van der Moolen Specialists USA operates, and the Chicago and Philadelphia Stock Exchanges, on which Tague Van der Moolen operates, were closed on September 11, 2001 and remained closed through September 14, 2001. In addition, the trading floor of the American Stock Exchange, where our subsidiary Cohen, Duffy, McGowan operates, was moved to the Philadelphia Stock Exchange as a result of the damage to the American Stock Exchange’s building in New York City. Trading on the American Stock Exchange was suspended during the same four-day period, and Cohen, Duffy, McGowan traded from the Philadelphia Stock Exchange until the floor of the American Stock Exchange was re-opened on October 1, 2001. Furthermore, London-based market making in bonds and some arbitrage trading carried out by our European subsidiaries suffered temporary interruptions. In the aftermath of the attack, trading on national and international securities markets on which our subsidiaries operate has generally been volatile and stock exchange indices in the United States and Europe have generally declined.

Our revenues and operating profit depend on the volume and volatility of trading on the U.S. and European securities markets on which we operate. Because our trading operations in the United States were halted during the four days that United States equity and option exchanges were closed, and as a result of the transfer of options trading to the Philadelphia Stock Exchange which was not sufficiently equipped to handle the trading and transaction volumes of the American Stock Exchange when trading resumed on September 17, 2001, our revenues and operating profit were adversely affected. However, unusually heavy trading activity on the New York Stock Exchange in the days immediately following resumption of trading offered some compensation. There can be no assurance that the market uncertainty that currently prevails in both the United States and Europe will not in the longer term have an adverse effect on our business, financial condition and/ or operating results, on the liquidity and trading prices (and the stability of such prices) of our common shares and ADSs and on exchange rates against the dollar (in which a substantial proportion of our revenues, as well as the ADSs, are denominated).

Risks Related to our Common Shares and ADSs

Our articles of association and the laws of the Netherlands may have anti-takeover effects which could prevent a beneficial change in control.

Our articles of association and the laws of the Netherlands may have anti-takeover effects. Among other things, our articles of association provide that our supervisory board may make binding nominations for the election of our management board members and supervisory board members, and only a shareholders’ resolution approved by a two-thirds majority of the votes cast and representing more than half of our outstanding common shares can set the nominations aside. Furthermore, our articles of association provide that resolutions by the general meeting of shareholders may be adopted by an absolute majority, which means a majority of all votes cast (unless the articles of association or Dutch law dictate a larger majority), so long as the resolution is adopted upon a proposal by the management board that is subject to the approval of the supervisory board. A proposal not made by the management board may only be adopted by an absolute majority at a general meeting at which more than half of the issued share capital is represented. A resolution to amend the articles of association may only be adopted by a general meeting of shareholders following a proposal by our management board and subject to the approval of our supervisory board.

In May 2001, we amended our articles of association to provide for the future issuance of preferred shares to an unaffiliated foundation in the process of being established called Stichting Van der Moolen Holding. The

Stichting’s object is to safeguard our interests and those of our subsidiaries by acquiring and managing our preferred shares and by exercising the rights attaching to those shares, in particular the voting rights. We have entered into an agreement with the Stichting pursuant to which it has been granted a call option to acquire a sufficient number of preferred shares such that the Stichting could have voting rights equal to the total voting rights of the holders of our common and financing preferred shares taken together. Accordingly, the Stichting would be able to block or control all votes requiring an absolute majority of votes cast. See “Additional Information — Share Capital — Preferred shares”.

These and other provisions in our articles of association may have the effect of delaying, deterring or preventing a change in control that might otherwise be in the best interests of our shareholders, or may prevent us from offering our shareholders the opportunity to sell their common shares or ADSs at a premium over market prices that might otherwise prevail.

You may have difficulty protecting your rights as a shareholder and enforcing civil liabilities because we are a Dutch limited liability company.

We are incorporated under the laws of the Netherlands, and all members of our supervisory board and management board are residents of jurisdictions outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon us or these persons, or to enforce against us or these persons in courts in the United States, judgments of these courts predicated upon the civil liability provisions of United States securities laws. In addition, it is not clear whether a Dutch court would impose civil liability on us, members of our supervisory board or members of our management board or any of the experts named in this registration statement in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands. Dutch law, furthermore, does not recognize a shareholder’s right to bring a derivative action on behalf of a company. See “Additional Information — Enforcement of Civil Liabilities”.

If you hold our ADSs, you will not be able to exercise certain shareholder rights.

An ADS holder will not be treated as one of our shareholders and will not be able to exercise some shareholder rights. The Bank of New York will be the holder of common shares underlying the ADSs. An ADS holder will have those rights as set forth in a deposit agreement among us, The Bank of New York and the ADS holders described under “Description of American Depositary Shares”. These rights are different from those of holders of our common shares, including with respect to the receipt of information, the receipt of dividends or other distributions and the exercise of voting rights. In particular, an ADS holder must instruct The Bank of New York to vote the common shares underlying the ADSs, but only if we ask The Bank of New York to ask for the ADS holder’s instructions. As a result, it may be more difficult for you to exercise those rights. In addition, there are fees and expenses related to the issuance and cancellation of the ADSs.

Item 4: INFORMATION ON THE COMPANY

Our Company

We are a transatlantic securities trading firm that principally engages in the trading of equities, equity options, equity index options and bonds on some of the leading securities exchanges in the United States and Europe. Operating through eight principal subsidiaries, we function as an “all systems trader”, providing liquidity in different time zones on exchange floors and electronic trading systems through our role as specialist or market maker. Acting as a counterparty to market professionals such as banks and brokerage firms, we transact an average of over 60,000 transactions a day. Through effective diversification of our activities and risks and adherence by our traders to disciplined trading policies, we were able to close 93% of the trading days in the first six months of 2001 with a profit on trading, compared with 98% in 2000 and 93% in 1999.

We were founded in 1892 as a hoekman (specialist or jobber) on the Amsterdam Stock Exchange. We remained exclusively a hoekman for Dutch equities and bonds until 1978, when we began trading options on Amsterdam’s newly-formed options exchange. Since that time, we have continued to expand through the acquisition of businesses that either strengthened our operations in the markets in which we were already present or allowed us to enter additional geographic or product markets, such as options trading in London and Germany, specialist trading on the New York Stock Exchange, where we now operate the fifth largest specialist in terms of number of specialist assignments, and equity options trading on the American Stock Exchange through our subsidiary Cohen, Duffy, McGowan, which we acquired on July 11, 2001. We listed our shares on Euronext Amsterdam (at the time, the Amsterdam Stock Exchange) in 1986, and our shares have been included in the AEX Midkap Index since February 22, 1999.

Our Key Strengths

We believe that our historical and future success as an “all systems trader” in the United States and Europe is and will continue to be based on the following factors:

Transatlantic and diversified trading operations. Through subsidiaries in the United States, Germany, the Netherlands and the United Kingdom, we trade on some of the world’s leading securities exchanges, including the New York Stock Exchange, the American Stock Exchange, the Deutsche Börse, the London Stock Exchange and Euronext Amsterdam. This has allowed us to diversify our revenue streams and develop invaluable insights into, and knowledge of, how to optimize trading performance on each of the exchanges on which we operate. We are also diversified in terms of instruments traded, since our subsidiaries trade equities, equity-related options and fixed income instruments in a number of markets. We are also able to leverage off of experiences in one market when considering how best to enter a new market or trade a new product. Furthermore, by operating on multiple exchanges, we are able to provide many dual-listed issuers with a comprehensive view of the trading activity in their securities and support an orderly trading market.

Strong position in the specialist market on the New York Stock Exchange. As measured by the number of common stock listings on June 30, 2001, we operate the fifth largest specialist on the New York Stock Exchange, with a market share of approximately 12.3% of the issues listed on the exchange at that date, after taking into account our acquisitions of Scavone, McKenna, Cloud and Stern & Kennedy on August 1, 2001. Our specialist book included three constituents of the Dow Jones Industrial Average index, eight constituents of the Standard & Poor’s 100 Index and 37 constituents of the Standard & Poor’s 500 Index. As a specialist on the exchange, we have the exclusive right to conduct the auction in the specialist stocks we represent. This unique position, together with our acting as specialist for some of the exchange’s more volatile and high volume stocks, has been central to our ability to generate strong revenue and profit growth. We expect to benefit from our high quality portfolio of specialist stocks, as we expect many of the companies for which we act as specialist to grow and the volume of their shares traded to increase.

Leading trading operations in Germany and the Netherlands. Through our German trading subsidiary, we operate one of the leading German equity trading desks. In the Netherlands, we operate a major independent equity trading firm and have a long established franchise on Euronext Amsterdam. By leveraging the expertise we have developed in these markets, we believe that we have been able to increase the number and types of securities that we trade in these markets, as well as to expand our remote-trading operations to other exchanges in Europe. We also believe that we will benefit from reduced trading and back office costs in 2002 following the consolidation of the Amsterdam, Paris and Brussels stock exchanges, which is scheduled to take place in October 2001.

Disciplined, successful and highly regarded team of traders. We devote substantial resources to training and retaining our skilled and experienced team of traders. We have instilled our traders with our disciplined trading and risk management policies. We believe that the adherence of our traders to these policies is largely responsible for our having been able to close 98% and 93% of our trading days in 2000 and the first six months of 2001, respectively, with a positive trading result. With respect to our New York Stock Exchange operations in particular, we believe that our traders are some of the most highly regarded on the floor, as rated by their peers from other exchange specialists. We believe this results from our strong corporate culture, fosters employee retention and enhances our ability to attract new talent.

Strong capital base. We believe that the strength of our balance sheet provides us with significant flexibility to expand our operations and manage any future capital expenditure requirements. We are also well capitalized, which means we have significant resources available to us to perform our obligations as specialist for an issuer’s stock.

Our Growth Strategy

We intend to continue to capitalize on high levels of volume and volatility on the exchanges on which we operate in order to grow our revenues and profits in line with our stated risk preferences and in the long term interests of our shareholders. In order to achieve this goal, we intend to employ the following strategies:

Expand our existing trading activities in markets in which we currently operate. We intend to expand our existing trading activities in the markets in which we currently operate by selectively hiring additional skilled traders and through the strategic acquisition of complementary businesses. For example, on August 1, 2001, we acquired New York Stock Exchange specialists Scavone, McKenna, Cloud and Stern & Kennedy in order to increase the size of our specialist book, number of traders and market share of exchange-listed securities. In the first half of 2001, we also launched new marketing initiatives designed to attract additional specialist assignments from companies seeking to list on the New York Stock Exchange. We will continue to seek out appropriate opportunities to increase our market share of the products traded by our United States and European operations.

Trade new financial instruments in the markets in which we currently operate. We intend to increase our revenues and profitability by identifying new trading opportunities in the markets in which we currently operate. This will allow us to use our existing trading infrastructure and, where possible, traders to trade new instruments. Where we identify a trading opportunity that we believe we can exploit but for which we lack the in-house expertise, we will consider acquiring a team of traders with the relevant experience, as was the case when our London-based subsidiary hired a team of 24 employees to specialize in the trading of fixed income instruments solely in “less-than-wholesale” size, or “odd lots”.

Enter markets in which we do not operate. We intend to enter new markets in which we do not currently trade, either by trading remotely from a location at which we already trade, through the acquisition of a local trading firm or by hiring a local team of traders and joining the relevant exchange as a local member. We believe that we are well positioned to leverage our trading expertise to enter new markets successfully. For example, on July 11, 2001 we acquired a 51% stake in Cohen, Duffy, McGowan, a specialist and market maker for equity options that trade on the American Stock Exchange. See “— Our Business — Cohen, Duffy, McGowan & Co., LLC”. We are actively reviewing opportunities in a number of European countries as well.

Increase capital employed by our traders. We intend selectively to increase the amount of capital available to our traders, while maintaining our disciplined trading and risk management policies. We believe this will increase our revenues by allowing our traders to execute larger buy and sell orders at more competitive prices, as well as to engage in larger arbitrage transactions. We will also continue to seek to retain our highly skilled workforce and attract new traders through competitive remuneration packages. In addition, we will continue to expend capital in order to maintain the quality of our technological infrastructure. This will allow us to improve our back office capabilities which should reduce both administrative and trade failure costs.

Employ new trading techniques. We intend to capture additional revenues by using the specialized experience and knowledge base we have developed trading on multiple exchanges in the United States and Europe to develop new trading techniques involving instruments we currently trade, as well as instruments we have not traded in the past. For example, we actively seek inter-market arbitrage opportunities, and our arbitrage activities have increased significantly over the past two years.

Our Business

We operate our business through eight principal subsidiaries located in the United States and Europe. Our subsidiaries function on a largely autonomous basis, subject to our centrally established and monitored risk management policies and financial oversight. This structure allows us to incentivize the management and traders at our subsidiaries based on the operating performance of activities under their direct control, while providing a unified structure and risk profile to the group as a whole.

The activities of our subsidiaries are generally classified as “specialist”, “market maker” and “other”. These classifications are based broadly on the nature of the trading assignments of each subsidiary, although the lines of demarcation between these categories are not always firm. Further, many of our subsidiaries engage in proprietary trading, which we regard as a sub-category of market making. Proprietary trading is essentially any trading the primary purpose of which is not to enhance liquidity but to exploit price relationships, as for example in the case of arbitrage. These trading practices are sometimes referred to as “price-taking” trades, in contrast to the “price-making” trades involved in performing specialist or conventional market making services. Our subsidiaries generate revenues primarily by executing trades, either as agent or principal. They are compensated for agency services by commission charges, while their principal activities generate revenues from the difference between purchase and sale prices earned trading numerous times against counterparties over the course of a trading day. Accordingly, our revenues are largely driven by the volume and volatility of trading on the markets in which our subsidiaries operate. Increasing volume results in additional opportunities for our subsidiaries to trade, while increased volatility typically provides them with more opportunities to change their quotes or posted prices, thereby capturing trading interest. Both volume and volatility have been affected in recent years in the United States and Europe by a variety of factors, including:

•	the number of households investing in stocks;

•	an increase in the amount of assets managed through retirement plans, mutual funds, annuity and insurance products, index funds and other institutional investment vehicles;

•	the increased popularity and use of computerized trading, hedging and other derivative strategies;

•	an increase in IPOs and spin-offs and an increase in listings of foreign companies;

•	higher equity portfolio turnover by individuals and institutional investors as a result of lower commission rates and other transaction costs;

•	the introduction of on-line trading;

•	trading in smaller price increments; and

•	changes to German tax legislation which have encouraged the sale of cross-holdings in other German companies.

These factors have, in turn, been influenced by low interest rates and low levels of inflation in the United States and Europe and, more recently, by market turbulence caused by the general slowdown of the United States and European economies.

In the case of the United States, trading in decimals is now required on the New York Stock Exchange, the American Stock Exchange and Nasdaq. The New York Stock Exchange is also considering longer trading days and the trading of foreign stocks in ordinary form side by side with their ADSs. These changes are being considered for implementation, possibly within the next 18 months. Experience to date with trading in decimals suggests it has contributed to growth in trading volume on the New York Stock Exchange and, if instituted, these additional changes may as well. Decimal trading has been in place for a number of years on all the European exchanges on which we operate.

The following is a discussion of the business activities of each of our principal subsidiaries.

Van der Moolen Specialists USA, LLC

Van der Moolen Specialists USA, in which we hold a 75% interest, is our largest subsidiary in terms of contribution to our revenues. It is one of the leading specialist firms on the New York Stock Exchange in terms of profitability, capital devoted to specialist services, revenue and number of specialist assignments, according to data provided by the New York Stock Exchange. For the year ended December 31, 2000 and the six months ended June 30, 2001, Van der Moolen Specialists USA accounted for EUR289.9 million and EUR128.9 million, or 64.3% and 72.1%, respectively, of our total revenues.

Specialist activities

Market background. The New York Stock Exchange is currently the largest securities market in the world in terms of capitalization, trading volume and number of companies listed. The market capitalization of all shares listed on the New York Stock Exchange increased from approximately $7.3 trillion at December 31, 1996 to approximately $17.0 trillion at December 31, 2000, representing a compound annual growth rate of 23.5%. During that period, the number of common stocks listed on the New York Stock Exchange decreased from 2,769 at the end of 1996 to 2,646 at the end of 2000 as a result of de-listings and mergers offsetting new listings and spin-offs. The U.S. market for equity securities has experienced dramatic growth in trading volumes, as evidenced by the increase in average daily trading volume on the New York Stock Exchange from 91.2 million shares in 1984 to 1,041.6 million shares in 2000, which represented a compound annual growth rate of 16.4%.

All trading of securities on the New York Stock Exchange is conducted through a continuous auction process in which open bids to buy and open offers to sell are made by New York Stock Exchange members, acting as principals for their own accounts or as agents for institutions or individual investors. Buy and sell orders meet directly on the trading floor through this auction process, and prices are determined by the interplay of supply and demand. The auction process for each security is managed by one specialist for that security. The specialist is a member broker-dealer who is granted the exclusive role to conduct the auction in order to maintain a fair and orderly market in its specialist stocks.

Specialist firms conduct their auctions at specific trading posts located on the floor of the New York Stock Exchange. While New York Stock Exchange specialists receive orders for trades from brokers on the floor of the New York Stock Exchange, the vast majority of orders are routed through the New York Stock Exchange’s electronic order flow system, SuperDOT, although the individual size of these orders is limited. The preponderance of large orders and, accordingly, the majority of trading volume continues to be transacted on the floor of the exchange. Because each specialist firm runs the auction in its specialist stocks, it knows of all New York Stock Exchange bids and offers in its specialist stocks on the New York Stock Exchange floor and through SuperDOT and thereby gathers orders to price its stocks appropriately. The commercial attraction of acting as a specialist on the New York Stock Exchange, as well as acting as a specialist in other markets, is that it results in a guaranteed flow of orders to the specialist firm against which it can trade.

Specialist firms compete for the right to act as specialists for stocks through an allocation process organized by the New York Stock Exchange. As part of this process, the New York Stock Exchange’s allocation committee selects three to five potential specialist firms that it deems suitable for the stock, based on criteria specified by the listing company. The listing company may choose to have the committee select a specialist on its behalf or it may choose to interview each specialist firm identified by the allocation committee and select the winning firm itself.

When assigned a particular stock, the specialist firm accepts specific obligations. The specialist firm’s role is to maintain, as far as practicable, trading in the stock that will be fair and orderly. This implies that trading in the assigned share will have reasonable depth and price continuity, so that, under normal circumstances, a customer can buy or sell a stock in a manner consistent with market conditions. A specialist firm helps market participants achieve price improvement on their trades because the best bids and offers are discovered through the auction process. In any given transaction, the specialist firm may act as:

•	an auctioneer by setting opening prices for its specialist stocks and by matching the highest bids with the lowest offers, permitting buyers and sellers to trade directly with each other;

•	a facilitator bringing together buyers and sellers who are unaware of each other in order to execute a trade which would not otherwise occur;

•	an agent for broker-dealers who wish to execute transactions as instructed by their customers (typically, these orders are limit orders entrusted to the specialist at prices above or below the current market price); or

•	a principal using its own capital to buy or sell stocks for its own account.

The specialist firm’s decision to buy or sell shares of its specialist stocks as principal for its own account may be based on obligation or inclination. For example, the specialist firm may be obliged to buy or sell its specialist stock to counter short-term imbalances in the prevailing market, thus helping to maintain a fair and orderly market in that stock. At other times, the specialist firm may be inclined to buy or sell the stock as principal based on its perception of attractive opportunities to make profitable trades. The specialist firm may trade at its election so long as the trade will not interfere with a fair and orderly market and the specialist complies with New York Stock Exchange rules governing the trading of its specialist stocks.

In actively-traded stocks, the specialist firm continually buys and sells its specialist stocks at varying prices throughout each trading day. The specialist firm’s goal and expectation is to profit from differences between the prices at which it buys and sells these stocks through the use of its own capital. In addition, specialists may receive commissions for handling transactions in a security as agent. In fulfilling its specialist obligations, however, the specialist firm may, at times, be obliged to trade against the market, which is likely to result in unprofitable trades. In addition, the specialist firm’s trading practices are subject to a number of restrictions, as described in “Business — Regulation — The United States”.

The majority of trades in New York Stock Exchange-listed stocks take place through New York Stock Exchange specialist firms. In 2000, specialist firms handled approximately 83.1% of trades in New York Stock Exchange-listed stocks. Trades in New York Stock Exchange-listed stocks are also generally effected as follows:

•	some stocks are listed on multiple exchanges, such as regional exchanges and non-U.S. exchanges, and trades take place on those exchanges; and

•	both New York Stock Exchange members and non-members may trade New York Stock Exchange-listed stocks off the New York Stock Exchange in the over-the-counter market.

The accelerating growth of trading volume and the increase in stock prices on the New York Stock Exchange in the 1990s has increased the demands upon specialists. In order to fulfil their obligations, specialists are required to execute a greater number of trades in a shorter period of time with greater price volatility. In addition, specialists are called upon to take larger positions in their specialist stocks. These factors, in addition to the demands of technology investment, have increased specialists’ capital requirements. Consequently, the specialist industry has experienced a period of consolidation over the past five years, with the number of specialist firms on the New York Stock Exchange having declined from 37 as of December 31, 1996 to nine as of August 10, 2001, with six specialist firms having been or agreed to be acquired since January 1, 2001.

Business activities. As of June 30, 2001, Van der Moolen Specialists USA had 51 specialists, each of whom were members of the New York Stock Exchange and 37 of whom were partners of the firm. These specialists act on behalf of listed companies that operate in a variety of industries, including financial services, media, oil and gas, retail, technology, pharmaceutical and telecommunications. As of June 30, 2001, Van der Moolen Specialists USA served as specialist for 235 issues, or approximately 9.0% of the issues listed on the New York Stock Exchange, including three of the 30 companies comprising the Dow Jones Industrial Average and 30 of the companies included in the Standard & Poor’s 500 Index. Excluding Canadian issuers, 26 of the issuers on whose behalf Van der Moolen Specialists USA acted as specialist at that date were foreign listings.

The following is a list of the 50 largest listed companies for which Van der Moolen Specialists USA had the specialist assignment as of August 22, 2001 in order of their respective global market capitalizations (in $ millions):

Company	Market Cap

Pfizer, Inc.	$256,802
Eli Lilly & Co.	91,944
American Home Products Corp.	76,697
UBS A.G. (global share)	62,129
The Walt Disney Corp.	54,656
Hewlett-Packard Co.	47,617
SAP A.G. (ADS)	45,546
E.ON A.B. (ADS)	42,707
Banco Santander Central Hispano S.A. (ADS)	41,464
Fleet Boston Financial Corp.	41,370
Canon, Inc. (ADS)	28,473
Hitachi, Inc. (ADS)	28,406
Cox Communications, Inc.	24,263
Royal Bank of Canada	22,663
British Sky Broadcasting Group plc (ADS)	22,239
Repsol YPF S.A. (ADS)	20,840
Nortel Networks Corp.	20,760
International Paper Co.	19,563
Kohl’s Corp.	18,889
Cendant Corp.	17,487
Novo-Nordisk A/S (ADS)	17,072
Harley-Davidson, Inc.	15,215
Canadian Imperial Bank of Commerce	13,246
ConAgra Foods Inc.	12,154
Masco Corp.	11,781
Fiat S.p.A. (ADS)	11,349
McKesson Corp.	11,301
Guidant Corp.	11,291
Stryker Corp.	10,843
Golden West Financial Corp.	9,932
MBIA Inc.	8,401
Danaher Corp.	8,247
Helenic Telecommunications Organization S.A. (ADS)	7,752
Textron, Inc.	7,749
Norfolk Southern Corp.	7,433
Intimate Brands, Inc.	7,174
BOC Group plc (ADS)	7,102
Starwood Hotels and Resorts Worldwide, Inc.	7,054
SunGard Data Systems Inc.	6,717
Petro-Canada	6,674
The Limited, Inc.	6,490
Newell Rubbermaid, Inc.	6,387
Kerr-McGee Corp.	6,099
Family Dollar Stores, Inc.	5,076
SPX Corp.	4,797
Tiffany & Co.	4,772
Canada Life Financial	4,645
International Power plc (ADS)	4,513
Waters Corp.	4,054
AngloGold Ltd. (ADS)	3,805

Source: Bloomberg

During 2000, Van der Moolen Specialists USA was selected to act as the specialist for Canada Life Financial, Canon, C-Mac, Coach, International Power, Key3 Media Group, New Skies Satellites, W.P. Stewart and UBS. In addition, as a result of the acquisition of New York Stock Exchange specialist Fagenson, Frankel & Streicher by Van der Moolen Specialists USA in June 2000, we added 56 additional companies to Van der Moolen Specialists USA’s specialist book, including The Walt Disney Co., which is a constituent of the Dow Jones Industrial Average, and Fleet Boston Financial Corp., Harley-Davidson, Newell Rubbermaid, Starwood Hotels and Resorts Worldwide, Tiffany & Co and Wendy’s International, each of which is a constituent of the Standard & Poor’s 500 Index.

As part of our strategy to further solidify the position of Van der Moolen Specialists USA as one of the New York Stock Exchange’s largest specialists, on August 1, 2001 we acquired two additional New York Stock Exchange specialist firms, the operations of which have been merged into Van der Moolen Specialists USA. See “Operating and Financial Review and Prospects — Capital Expenditure”. As a result of these acquisitions, Van der Moolen Specialists USA’s specialist book increased by 83 issuers, of which seven, American Home Products Corp., ConAgra Foods, Inc., Darden Restaurants, Inc., Golden West Financial Corp., Kohl’s Corp., McKesson Corp. and Stryker Corp., are components of the Standard & Poor’s 500 Index, and the number of its specialist traders increased by 15. Consequently, as of June 30, 2001 Van der Moolen Specialists USA acted as specialist for 318 issuers and increased its market share of New York Stock Exchange equity listings to 12.3%. For the year ended December 31, 2000, Scavone, McKenna, Cloud had revenues of $30.6 million (EUR36.1 million) and Stern & Kennedy had revenues of $12.7 million (EUR15.0 million).

Like other New York Stock Exchange specialist firms, Van der Moolen Specialists USA is also assigned specialist roles in listed corporate bonds. This activity is minor compared to its New York Stock Exchange equity business.

Market making activities

In its “upstairs” trading activities, Van der Moolen Specialists USA trades for its own account in shares for which it lacks a specialist assignment. Shares are selected for this trading activity based on its judgment of how profitable such trading will be, rather than through any exchange managed allocation process. These shares consist principally of New York Stock Exchange-listed shares for which Van der Moolen Specialists USA is not the specialist, but also include shares traded on Nasdaq and, for purposes of arbitrage, shares traded in non-U.S. markets. In this activity, Van der Moolen Specialists USA trades competitively with all other New York Stock Exchange member firms, capturing revenue either through arbitrage or by competing on the basis of price to execute orders that enter the market from investors.

Other activities

Van der Moolen Specialists USA also engages in securities lending and borrowing. This activity involves borrowing shares primarily from custodians and lending them on primarily to other broker-dealers for purposes of accomplishing a delivery that would otherwise fail or to allow counterparties to sell shares short. Lending activities of this kind are carried out on a matched principal basis, in accordance with applicable U.S. legal and accounting standards. While Van der Moolen Specialists USA is exposed to the risk of these loans, they are secured by collateral which is typically in excess of 100% of the value of the underlying contract, so the risk is limited to mark-to-market variations. Exposure on these loans is marked to market and collateral is adjusted accordingly on a daily basis, and Van der Moolen Specialists USA regularly monitors counterparty quality. Van der Moolen Specialists USA also engages in execution brokerage by executing orders on behalf of third party firms that are members of the National Association of Securities Dealers, Inc. and performs limited securities clearing services for third parties.

We established Van der Moolen Specialists in July 1999 by integrating the operations of our three majority owned New York Stock Exchange specialists, Surnamer, Weissman & Co. LLC, Einhorn & Co. LLC and Lawrence, O’Donnell, Marcus LLC. We began to acquire interests in these companies in April 1997, April 1998 and October 1998, respectively. In June 2000 and August 2001, we further bolstered our New York Stock Exchange specialist operations through the acquisition and combination of Fagenson, Frankel & Streicher LLC, Scavone, McKenna, Cloud and Stern & Kennedy into Van der Moolen Specialists USA. Van der Moolen Specialists USA is owned by us (75%) and by 61 individual members. Its individual members are also employees of the company, and include its senior managers and senior traders. We believe this shareholding structure helps align their economic interests with those of the Van der Moolen group, and fosters continued loyalty and retention. Van der Moolen Specialists USA operates from offices located in New York City.

Van der Moolen Trading GmbH

Our activities in German and Swiss equities and equity-related options are primarily carried out by Van der Moolen Trading, our second largest subsidiary in terms of contribution to our revenues which changed its name from Agon Wertpapierhandelsgesellschaft mbH on August 29, 2001. For the year ended December 31, 2000 and the six months ended June 30, 2001, Van der Moolen Trading accounted for EUR73.9 million and EUR18.3 million, or 16.4% and 10.2%, respectively, of our total revenues.

Van der Moolen Trading trades on the Deutsche Börse, on the Neuer Markt, a specialist sub-section of the Deutsche Börse for high growth companies, on the SWX Swiss Exchanges and on Eurex, the combined German/ Swiss derivatives exchange. On December 31, 2000, Deutsche Börse and SWX Swiss Exchanges were, respectively, Europe’s third and fourth largest equity markets by capitalization, and Eurex was the world’s largest derivative exchange in terms of number of contracts traded during 2000. Each of the Deutsche Börse and its Neuer Markt sub-segment, the SWX Swiss Exchanges and Eurex offer electronic trading platforms with public central limit order books. For the most part, members’ orders interact directly with each other, without facilitation by a specialist or other exchange-designated trading intermediary. However, some German shares, primarily less-liquid ones, are assigned a trading representative on the Deutsche Börse known as a Betreuer. A Betreuer’s privileges and responsibilities are not as extensive as a specialist’s on the New York Stock Exchange or Euronext Amsterdam, but it is required to run the auction in its assigned shares. The Betreuer may participate as principal in the auctions it conducts.

Van der Moolen Trading is one of the more active trading firms on Xetra, the Deutsche Börse’s electronic trading platform, on which the bulk of trading activity in German shares takes place. A smaller part of Van der Moolen Trading’s activity involves trading under obligations or restrictions than is typical of our other trading subsidiaries. By acting more often as a “price-taker” rather than as a “price-maker”, Van der Moolen Trading frequently trades in response to price movements in the market, rather than providing facilitating quotes against which the market can trade. By determining for itself the manner in which it will trade various instruments, Van der Moolen Trading is less reliant than most of our other trading subsidiaries on rising market volumes in specific issues to create revenue generating opportunities. However, Van der Moolen Trading is subject to the same trading disciplines and risk management oversight that apply to our other operating subsidiaries.

There are currently 26 employees at our German subsidiary, Van der Moolen Trading, of whom two are management personnel and 16 are traders. Earlier this year, one of the former members of the management team left the firm, and a current member of the management team is expected to leave the firm when his contract expires at the end of this year. Of the 16 traders, 13 have entered into new employment contracts with Van der Moolen Trading that took effect in June 2001. Pursuant to the terms of these contracts, these employees will be entitled to the payment of certain performance bonuses only if they remain employed by Van der Moolen Trading on December 31, 2002, and will be entitled to certain deferred bonuses beginning in 2003, assuming they remain employed by Van der Moolen Trading. The employment contracts of the remaining three traders expire on December 31, 2001, and these individuals have indicated their intention to resign with effect from that date.

We acquired an initial 75.1% interest in Van der Moolen Trading in August 1997, which we increased to 100% in November 1998. Van der Moolen Trading operates from offices located in Cologne.

Van der Moolen Effecten Specialist B.V.

Van der Moolen Effecten is a major independent equity trading firm on Euronext Amsterdam, and is our third largest subsidiary in terms of contribution to our revenues. For the year ended December 31, 2000 and the six months ended June 30, 2001, Van der Moolen Effecten accounted for EUR54.8 million and EUR17.1 million, or 12.2% and 9.6%, respectively, of our total revenues.

Specialist activities

Market background. Euronext Amsterdam is the sixth largest equity market in Europe, ranking sixth in market capitalization behind the London Stock Exchange, Euronext Paris, Deutsche Börse, SWX Swiss Exchanges and the Borsa Italiana, respectively, on December 31, 2000. The market capitalization of all shares listed on Euronext Amsterdam increased from EUR282.3 billion as of December 31, 1996 to EUR615.0 billion as of December 31, 2000, representing a compound annual growth rate of 21.5%. The number of companies listed on Euronext Amsterdam increased from 164 at the end of 1996 to 240 domestic issuers at the end of 2000, excluding investment funds. The Dutch market for equity securities has also experienced increased growth in trading activity, with average daily value of trading on Euronext Amsterdam rising from EUR1.1 billion in 1996 to EUR7.8 billion in 2000.

There are currently four specialist firms active on Euronext Amsterdam. Competition for listing assignments among specialist firms in Amsterdam is structured differently than in New York. In Amsterdam, the specialist firm has traditionally purchased rights to specialist assignments from the exchange. As in New York, competing specialists may trade, for their own accounts or as agents, in the shares assigned to a different specialist. They must then compete for the trade on the same basis as any other Euronext Amsterdam member firm by submitting the trade at the price and in the size which they believe is most likely to be matched.

Although trading on the Amsterdam equity market is currently structured quite similarly to trading on the New York Stock Exchange, there are some notable differences. The most obvious of these is that there is no equity trading floor. Specialists trade on screens, through Trading System Amsterdam, a software system created for, and supplied by, the exchange. The central limit order book is public to all member firms in Amsterdam, although the identity of firms entering orders is kept confidential, so the Dutch specialist enjoys fewer informational advantages compared to other member firms than a New York Stock Exchange specialist does. The requirements placed on the specialist for the most actively traded shares are roughly comparable to New York Stock Exchange specialists’ requirements, but are more lenient for less-active issues, where quotes are indicative rather than firm. Some aspects of trading rules also differ between the exchanges. For example, the Netherlands does not have a prohibition against short sales on a down-tick, and commission payments may be received for different trading services and at different commission rates than on the New York Stock Exchange.

The equity trading structure of Euronext Amsterdam will change dramatically following the merger of the former Amsterdam, Paris and Brussels stock exchanges that formed Euronext in September 2000. One of the key reasons for the merger was to unify the trading structures of these three exchanges, and the resulting changes are expected to be introduced in late October 2001. These changes will result in the elimination of the specialist function in Amsterdam. Trading firms that formerly had specialist assignments will function as they currently do with respect to shares for which they do not have specialist assignments. Amsterdam’s current trading infrastructure will be replaced by NSC, an electronic exchange platform originally developed for the Bourse de Paris. Through NSC, traders will be able to trade securities listed in Paris and Brussels, as well as in Amsterdam, by entering orders into NSC’s electronic public central limit order book alongside the orders placed there by any other member firm. Although specialist firms will lose the opportunity to capture commission revenues for certain types of trading, they will no longer be required to post firm quotes in shares.

Some of the hoekman firms may use this opportunity to launch brokerage activities, a line of business from which they had previously been excluded. However, based on Van der Moolen Effecten’s success as a market maker in shares for which it does not currently have the hoekman assignment, it will continue to operate as an independent trading firm. We believe that the loss of the specialist’s privileges and the relatively small amount of commission income that has recently been generated by its specialist activities (EUR7.0 million in 2000 and EUR3.5 million in the six months ended June 30, 2001, or 1.6% and 2.0%, respectively, of our total revenues) will be offset by the improved access to French and Belgian trading opportunities that Euronext will provide, back office savings which we expect to realize in 2002 through the introduction of a central counterparty, economies of scale resulting from the greater number of transactions the combined markets are expected to have, and the opportunity to reallocate capital and personnel from existing, marginally profitable specialist assignments to new shares that are more attractive to trade.

Business activities. As of June 30, 2001, Van der Moolen Effecten had specialist assignments for 42 Dutch corporate issuers. These issuers included Koninklijke Philips Electronics N.V., ING Groep N.V., Unilever N.V. and Koninklijke KPN N.V., which were among the ten most actively traded Dutch shares in 2000 and accounted for a 23.2% share of Euronext Amsterdam’s trading volume in 2000. In addition, as of June 30, 2001, Van der Moolen Effecten had specialist assignments for 58 non-Dutch companies and 44 investment funds.

Market making activities

Van der Moolen Effecten’s market making activities consist of trading as principal for its own account in most of the actively traded shares in Amsterdam for which it does not have the specialist assignment, as well as arbitraging Dutch shares against related instruments such as ADRs. In addition, Van der Moolen Effecten trades on the Deutsche Börse, the Stockholm Stock Exchange and, with the expected launch of the Euronext platform in late October 2001, also intends to trade French and Belgian shares. We have already begun to expand our equity trading team in Amsterdam in preparation for these new trading opportunities. Van der Moolen Effecten also engages in limited execution brokerage on behalf of other Euronext Amsterdam member firms, and, since January 30, 2001, is the Dutch market maker for Jiway, a U.K. Registered Investment Exchange, through which non-members of Euronext Amsterdam can execute orders in Amsterdam and other equity markets. The trading rules of Jiway require that all orders be executed at the “best price”, which is a unique feature for a market devoted to private investors. Van der Moolen Effecten has agreed to execute all Jiway transactions for Dutch shares at a price that is no worse than the price quoted on Euronext Amsterdam at the time the order is entered.

Van der Moolen Effecten was incorporated in 1989 through our consolidation of a number of hoekman firms that we had acquired since our inception. It operates from offices located in Amsterdam.

Tague Van der Moolen, LLC

Our U.S. equity options activities on the Chicago Board Options Exchange, Philadelphia Stock Exchange and the International Securities Exchange are conducted by our U.S. subsidiary, Tague Van der Moolen, in which we currently hold an 83% interest. For the year ended December 31, 2000 and the six months ended June 30, 2001, Tague Van der Moolen accounted for EUR16.0 million and EUR5.2 million, or 3.5% and 2.9%, respectively, of our total revenues.

Tague Van der Moolen operates on the Chicago Board Options Exchange and the Philadelphia Stock Exchange, which are floor-based, open-outcry markets, as well as the International Securities Exchange, which was launched on May 26, 2000 and is a purely electronic trading platform. In floor-based options trading on the Chicago Board Options Exchange and the Philadelphia Stock Exchange, traders compete directly with each other for orders and there is no central limit order book. Price formation is accomplished by individual traders competing to fill interest that reaches the floor from investors or by trading with each other. On the International Securities Exchange, traders enter firm quotes in an electronic central limit order book from their offices, and orders entering the market execute at the best price in the order book.

Each of these markets offers a specialist-like trading function. Assigned primary market makers for options on the Philadelphia Stock Exchange are in fact known as “specialists”, while they are called “designated primary market makers” on the Chicago Board Options Exchange and “primary market makers” on the International Securities Exchange. The firms that perform specialist-like functions in all three markets are selected through allocation processes run by the individual exchanges. Specialist and designated primary market maker assignments on the Philadelphia Stock Exchange and Chicago Board Options Exchange, respectively, involve exclusive assignments to particular options series, which require the holder of that assignment to manage the auction process and use its own capital to initiate trading when it has been halted. On the International Securities Exchange, Tague Van der Moolen does not perform the primary market maker function, but serves as a “competitive market maker”, which is not an exclusive function and does not involve assignment to specific series. Instead, several firms are assigned “bins” of securities, and they are required to make markets in at least 60% of the series contained in each bin. Tague Van der Moolen has two such “bins”, which include Compaq, DuPont, Ericsson, General Motors, Gillettte and Merck. In addition, the competitive market maker does not have an auction management function, and is only required to maintain continuous quotations. Tague Van der Moolen generally pursues specialist-like assignments because they provide a natural flow of orders against which it can trade but has chosen to take a more cautious approach with respect to the newly formed International Securities Exchange.

Tague Van der Moolen’s market making revenues are comprised of arbitrage between options, between options and the underlying shares, and competitive trading against orders that reach the floor. The preponderance of its specialist option trading revenue on the exchanges where it operates is derived from dealer profits, with only a small fraction generated from agency commissions. In 2000, Tague Van der Moolen added 12 specialist assignments in Philadelphia and six designated primary market assignments in Chicago. In the first six months of 2001 it added a further five assignments in Philadelphia. As of June 30, 2001, Tague Van der Moolen was the specialist on the Philadelphia Stock Exchange for 41 option series and the designated primary market maker on the Chicago Board Options Exchange for 51 option series. Tague Van der Moolen also maintains an office in Germany to trade as a market maker on Eurex, and generated revenues of EUR2.9 million and EUR0.8 million from this activity in 2000 and the first six months of 2001, respectively.

Tague Van der Moolen LLC was formed in April 1999. The minority shareholders of Tague Van Der Moolen recently exercised a put option pursuant to which we are obligated to purchase the outstanding 17% interest in the company which they hold. We expect to complete this acquisition during the fourth quarter of 2001.

Van der Moolen Opties Amsterdam B.V.

Our activities trading equity-related options listed on Euronext Amsterdam are carried out by Van der Moolen Opties Amsterdam. For the year ended December 31, 2000 and the six months ended June 30, 2001, Van der Moolen Opties Amsterdam accounted for EUR4.5 million and EUR3.2 million, or 1.0% and 1.8%, respectively, of our total revenues. Van der Moolen Opties Amsterdam is a pure market maker and produces no specialist or other revenues.

Options trading in Amsterdam is currently a floor-based activity, with trades taking place by open-outcry in pits on the exchange floor. Traders compete directly with each other for orders delivered to the floor by brokers, and there is no central limit order book. Price formation is accomplished by individual traders competing to fill interest that reaches the floor from investors or by trading with each other. This trading model is largely based on the model used on open outcry options exchanges in the United States.

The Amsterdam options market is dominated by demand from retail investors, and we have no brokerage activities with which to serve them. Accordingly, we have no natural flow of orders from such investors and our trading activities consist largely of competing on the floor for trade and arbitrage between options, and between options and the underlying shares into which they may be exercised.

As a result of the Euronext merger, the options trading model currently in use in Amsterdam will be abandoned. It is expected that equity and equity index options will begin to move off-floor during the fourth quarter of 2001. At that point, it is expected that trading interest from traders operating from screens in their offices will enter some form of central limit order book, although details of the trading structure have yet to be decided. There is a possibility that Euronext will adopt a designated market maker or other structure similar to those used on various options exchanges in the United States. If Euronext adopts such a structure, we would expect to compete aggressively to receive these trading assignments.

Van der Moolen Opties Amsterdam began operations in 1978 and conducts its business from offices located in Amsterdam.

Van der Moolen U.K., Ltd.

We carry out a variety of trading in equity, equity-related options and bonds through our subsidiary, Van der Moolen U.K. For the year ended December 31, 2000 and the six months ended June 30, 2001, Van der Moolen U.K. accounted for EUR6.7 million and EUR3.8 million, or 1.5% and 2.1%, respectively, of our total revenues.

Van der Moolen U.K.’s equity activities consist of trading for its own account in SETS, the order driven trading platform for large and mid-capitalization British shares, and of acting as an arbitrageur between London-listed shares or ADSs and ADSs on London-listed shares or foreign shares traded in other markets. Although Van der Moolen U.K. does not currently trade equity-related options, it is considering doing so in the future. Van der Moolen U.K. is a member of LIFFE, the London Stock Exchange and Euronext. The London Stock Exchange was Europe’s largest stock market by capitalization on December 31, 2000, and LIFFE was Europe’s second largest derivatives exchange by contract volume in 2000.

On February 8, 2001, we announced the creation of a new bond trading operation following the hiring of a team of 24 employees who specialize in trading bonds. This operation began trading in London in late May 2001. Bond markets are inter-dealer markets, without an established exchange structure, in which professional traders typically deal by direct telephonic negotiation in amounts of at least EUR1 million or EUR5 million, depending on the instrument being traded. Van der Moolen U.K. does not participate in this “wholesale” market, but instead makes markets in sovereign and corporate fixed income instruments solely in “less-than-wholesale” size (“odd lots”), offering firm price quotes which can be accepted electronically over Bloomberg™. This provides professional counterparties with the ability to transact against firm prices in smaller sizes than are typically traded in the wholesale market, allowing them to round out their positions and fill private client orders. Issues traded by Van der Moolen U.K. include liquid European government, corporate and transnational debt of investment grade quality, as well as U.S. Treasury instruments. Van der Moolen U.K. is also considering extending these activities to include retail-size market making in bonds on certain regulated exchanges in Europe.

All of Van der Moolen U.K.’s activities are classified by us as market making under the definition set out in “Information on the Company — Our Business”. However, Van der Moolen U.K. is not classified as a market maker as that term is defined for regulatory purposes by the London Stock Exchange. Revenues from Van der Moolen U.K.’s equity activities are principally comprised of spreads earned trading within the central limit order book and arbitrage activities, particularly between U.K.-listed shares and their corresponding ADSs or between U.K. listings of non-U.K. shares and the foreign underlying shares. Revenues from Van der Moolen U.K.’s bond activities are earned principally from the spread between bid and offer prices.

Van der Moolen U.K. was established in 1988 and operates from offices located in London. Later this year, we expect to transfer its equity and equity-related options activities to a new subsidiary and to rename Van der Moolen U.K. “Van der Moolen Bonds U.K. Ltd.”.

Van der Moolen Obligaties B.V.

Van der Moolen Obligaties acts as a specialist in respect of a large number of Euronext Amsterdam-listed bonds, an activity that contributed EUR5.0 million and EUR2.3 million, or 1.1% and 1.3%, respectively, of our total revenues for the year ended December 31, 2000 and the six months ended June 30, 2001. This activity consists of making liquidity in bonds available in “less-than-wholesale” size through the exchange, largely for the benefit of private clients’ orders. While this is not currently a large activity, we expect that the Euronext merger will offer significant opportunities for this subsidiary to begin trading bonds of French and Belgian issuers as well as its current Dutch book of business. However, in connection with the Euronext merger, the specialist function in these instruments will also be discontinued. Commissions accounted for 47.2% and 54.5%, respectively, of Van der Moolen Obligaties’ revenues in 2000 and during the first six months of 2001.

Van der Moolen Obligaties was incorporated in 1982 through the integration of the operations of certain of our hoekman firms. It operates from offices located in Amsterdam.

Cohen, Duffy, McGowan & Co., LLC

On July 11, 2001, we acquired a 51% stake in Cohen, Duffy, McGowan & Co., LLC, a specialist and market maker firm that trades equity options on the American Stock Exchange, as well as a 24.9% interest in Cohen, Duffy, McGowan Specialists, LLC, a new broker-dealer subsidiary of Cohen, Duffy, McGowan’s parent company, for total aggregate consideration of $59.5 million (EUR70.2 million).

Cohen, Duffy, McGowan was founded in 1972 and acts as a specialist and market maker on the American Stock Exchange. The American Stock Exchange is the second largest options exchange in the United States. A record 208 million options contracts were traded over the American Stock Exchange in 2000, which represented an increase of 60.0% over 1999. The American Stock Exchange has a floor-based specialist system and is installing a 100% electronic, screen-based trading system for its options floor. The system is expected to be implemented in the fourth quarter of 2001.

As of June 30, 2001, Cohen, Duffy, McGowan had a market share of approximately 12.0% of the total contract volume of the American Stock Exchange. It acts as specialist for more than 120 options, including 3M, Deutsche Telekom, Exxon Mobil, General Electric, Goldman Sachs, Home Depot, Kellogg & Co, Lucent, Merck, Philip Morris, SBC Communications, Sun Microsystems and United Parcel Service. The underlying shares of seven of the options series for which it acts as specialist are components of the Dow Jones Industrial Average, 32 are components of the Standard & Poor’s 500 Index and eight are components of the Nasdaq 100 Index. For the year ended December 31, 2000, Cohen, Duffy, McGowan had net revenues of $85.1 million (EUR100.4 million).

Cohen, Duffy, McGowan operates as an independent subsidiary within the Van der Moolen group, with the 11 pre-acquisition individual members of Cohen, Duffy, McGowan continuing to remain active in the management of the business. In order to comply with applicable regulations, any options for which Cohen, Duffy, McGowan acts as specialist, the underlying stock for which Van der Moolen Specialists USA acts as specialist, were transferred to Cohen, Duffy, McGowan Specialists, LLC, the new broker-dealer subsidiary of Cohen, Duffy, McGowan’s parent company, in which we purchased a minority interest. Following our acquisition of Cohen, Duffy, McGowan, three options assignments for which it acted as specialist were transferred to this new company: Cox Communications, Inc., Harley-Davidson, Inc. and Nortel Networks Corporation.

Technology

Technology is critical to the continued success of our operations. We have spent approximately EUR3.0 million annually on our technology systems in 1999 and 2000, and expect to spend approximately EUR3.5 million in 2001. Of our approximately 386 employees at December 31, 2000, 14 were dedicated to the development and maintenance of our technology.

Our primary systems vary from subsidiary to subsidiary, as they must conform to local market infrastructure as well as the individual subsidiary’s requirements. Therefore, the primary responsibility for overseeing the integrity of these systems rests with each of our subsidiaries, although we coordinate and oversee the integration of these systems throughout the group. In New York, Van der Moolen Specialists USA’s primary systems are comprised of the New York Stock Exchange-supplied specialist trading terminals and position reporting system terminals. The New York Stock Exchange terminals are located on the trading floor and in Van der Moolen Specialists USA’s offices, and allow it to monitor its trading profits and losses as well as its positions. Van der Moolen Specialists USA has also developed software that allows it to monitor profits, losses and trading positions in the event that the New York Stock Exchange-provided systems fail. Similar reporting systems have been constructed based on data feeds from the clearing banks that work with our other subsidiaries. Together, these systems allow our subsidiaries to monitor, on a real-time basis, their profits and losses along with their trading positions on all of the exchanges on which they trade. Until the specialist function is ended in Amsterdam, Van der Moolen Effecten and Van der Moolen Obligaties will rely on the exchange-provided Trading System Amsterdam. When the specialist function ceases, member firms will be free to choose their own “front end” trading software. The system Van der Moolen has chosen for Amsterdam, as well as for Van der Moolen U.K. and Van der Moolen Trading, is produced by RTS Real-Time Systems A.G. Tague Van der Moolen has developed its own “front end” software of this type. Van der Moolen Opties Amsterdam currently relies on exchange-supplied systems as well as software supplied by Eramco Systems B.V., but will require new systems as changes resulting from the Euronext merger are implemented. Van der Moolen U.K.’s bond activities use software from a number of providers to price transactions, execute them and process them.

We have back-up disaster recovery systems which operate as mirror images of our primary computer systems. We have a direct connection between the primary and back-up systems which we utilize to back-up all data on an hourly basis. We regularly stress test our systems to ensure that an increase in trading volume will not affect performance. We have not experienced any material system failure to date.

Regulation

Our businesses and the securities industries in which they operate are subject to an extensive range of laws, rules and regulations in the United States and Europe that are promulgated by various governmental and quasi-governmental agencies and self-regulatory organizations. The laws, rules and regulations with which we must comply include those relating to financial reporting requirements, trade practices, capital structure requirements, record retention requirements and the conduct of our directors, officers and employees. Failure to comply with any of these laws, rules or regulations could result in censure, fine, loss of required registrations or licenses, loss of the right to act as a specialist or market maker in a particular security, the issuance of cease-and-desist orders or the suspension or disqualification of our directors, officers or employees, and other adverse consequences, which could have an adverse effect on our business.

The regulatory environment in which our businesses operate is subject to regular change. Additional legislation and regulations, changes in rules promulgated by the exchanges on which we operate, other government agencies or self regulatory organizations, or changes in interpretation or enforcement of existing laws and rules may adversely affect the manner of operation and profitability of our operations. We cannot predict the effect any such changes may have. Both regulations applicable to us and regulations of general application could have a material adverse effect on our business, financial condition and operating results.

The United States

Rules governing our specialist activities on the New York Stock Exchange

As a New York Stock Exchange specialist firm, Van der Moolen Specialists USA is under constant review by the New York Stock Exchange on all aspects of its operations and financial condition. It is also subject to stringent rules mandated and approved by the SEC, and enforced by the New York Stock Exchange and the SEC.

Under the New York Stock Exchange rules, a specialist has a duty to maintain, as far as practicable, a fair and orderly market in its specialist stocks. In order to fulfil its obligations, the specialist must at times trade for its own account, even when doing so may adversely affect the specialist’s profitability. In addition, under some circumstances, the specialist is prohibited from making trades as principal in its specialist stocks. As part of the price discovery mechanism implemented by the New York Stock Exchange, every specialist transaction is published immediately on the tape and is broadcast to the general public. The New York Stock Exchange’s Market Surveillance Division examines specialists’ trading in all stocks, every trading day, including specialists’ decisions to trade or to not trade as principal. The specialist’s obligations are briefly described below.

Requirement to trade as principal. A specialist must buy and sell securities as principal when necessary to minimize an actual or reasonably anticipated short-term imbalance between supply and demand in the auction market. The specialist must effect these transactions when their absence could result in an unreasonable lack of continuity and/or depth in their specialist stocks. The specialist is not expected to act as a barrier in a rising market or a support in a falling market, but must use its own judgment to try to keep such price increases and declines equitable and consistent with market conditions.

A specialist must make firm and continuous two-sided quotations that accurately reflect market conditions. In making these quotations, the specialist’s transactions are calculated to contribute to the maintenance of price continuity with reasonable depth. The following discussion is intended to illustrate how a specialist acts as principal to maintain price continuity:

The most recent sale in a listed stock was $50.00. The best public bid (to buy) on the specialist’s book is $49.75 and the best public offer (to sell) on the book is $50.25. A broker who wants to buy 100 shares at the market without a specialist would purchase at $50.25, the offer price. Similarly, a broker seeking to sell 100 shares without a specialist would receive $49.75, the bid price. The specialist, who is expected to provide reasonable price continuity, in this case might narrow the quote spread by offering or bidding for stock for its own account. In this instance, the broker who wants to buy 100 shares might buy at $50.12 from the specialist, as opposed to buying the same amount of shares from the best offer of $50.25, thereby providing price improvement to the ultimate customer. In the next trade, a broker willing to sell 100 shares might sell to the specialist at $50.00, as opposed to selling to the best available bid of $49.75, again providing price improvement for the customer.

Trading restrictions. In trading for its own account, the specialist must avoid initiating a market-destabilizing transaction. All purchases and sales must be reasonably necessary to permit the specialist to maintain, as far as practicable, a fair and orderly market in its specialist stocks. In addition, the specialist must comply with the following trading requirements:

•	A specialist must first satisfy a customer’s market buy order (an order to buy at the prevailing market price) before buying any stock for its own account. Similarly, a specialist must first satisfy a customer’s market sell order (an order to sell at the prevailing market price) before selling any stock for its own account.

•	A specialist must first satisfy a customer’s limit order held by it before buying or selling at the same price for its own account. A limit order is an order either to buy only at or below a specified price, or to sell only at or above a specified price.

•	If a public buyer wants to buy at a particular price and a seller wants to sell at the same price, the buyer and seller trade directly with each other, and the specialist should not interfere in the transaction.

•	The specialist does not charge commissions for trades that are matched by the Automated Order Routing System within five minutes from the time the order is taken.

•	Except in some circumstances in less active markets, the specialist may not, without permission from a New York Stock Exchange official, initiate “destabilizing trades” as defined in the New York Stock Exchange Rules for its own account which cause the stock price to rise or fall.

•	Any transactions by the specialist for its own account must be effected in a reasonable and orderly manner in relation to the condition of the general market, the market in the particular stock and the adequacy of the specialist’s position to the immediate and reasonably anticipated needs of the market.

•	The specialist cannot be in a control relationship with any of its listed companies. This means a specialist may not generally acquire more than 10% of any equity security in which the specialist is registered. Further, a specialist must report holdings of such securities of 5% or more of the outstanding issue, and the New York Stock Exchange may require the firm to divest itself of such holdings. A specialist may not hold any position as an officer or director or receive payments or loans or engage in business transactions with any of the listed companies in respect of which it acts as specialist.

The New York Stock Exchange is expected to require each specialist to make the contents of its limit order book available to the public beginning in late September 2001.

The American Stock Exchange, the Chicago Board Options Exchange and the Philadelphia Stock Exchange have regulations and surveillance systems broadly similar to those of the New York Stock Exchange.

Broker-dealer regulations

As broker-dealers registered with the SEC and in each of the 50 states and as members of various self regulatory organizations, Van der Moolen Specialists USA, Tague Van der Moolen and Cohen, Duffy, McGowan are subject to overlapping schemes of regulation which cover all aspects of their securities businesses. These regulations relate to a variety of matters, including capital requirements, the use and safekeeping of customers’ funds and securities, record-keeping and reporting requirements, supervisory and organizational procedures intended to assure compliance with securities laws and rules of the self regulatory organizations, the prevention of improper trading on “material non-public” information, employee-related matters, limitations on extensions of credit in securities transactions, required procedures for trading on securities exchanges and in the OTC markets, and procedures for the clearing and settlement of trades.

CFTC requirements

As a registered futures commission merchant, Tague Van der Moolen and Cohen, Duffy, McGowan are subject to the capital and other requirements of the Commodity Futures Trading Commission under the U.S. Commodity Exchange Act of 1936. These requirements include the provision of certain disclosure documents, prohibitions against trading ahead of customers and other fraudulent trading practices, provisions as to the handling of customer funds and reporting and record keeping requirements.

Minimum net capital and net liquid assets requirements

Each of Van der Moolen Specialists USA, Tague Van der Moolen and Cohen, Duffy, McGowan is subject to SEC Rule 15c3-1, sometimes called the “net capital rule”, under the Securities Exchange Act of 1934, as amended, which establishes minimum net capital requirements. The net capital rule is designed to measure the general financial integrity and liquidity of a broker-dealer. In general, a broker-dealer’s net capital is defined as its net worth (assets minus liabilities), plus qualifying subordinated borrowings, less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing conservatively its liquid assets. Among these deductions are adjustments, which are commonly called “haircuts”, which reflect the possibility of a decline in the market value of securities prior to disposition.

Each of our U.S. broker-dealer subsidiaries is required to maintain minimum net capital equivalent to the greater of $250,000 (EUR295,020) or 2% of aggregate debit items computed in accordance with SEC Rule 15c3-1, the customer reserve formula. In addition, each such subsidiary maintains substantial additional capital, referred to as “excess net capital”. For Van der Moolen Specialists USA, the excess net capital has ranged from $117.0 million (EUR138.1 million) (low) to $186.0 million (EUR219.5 million) (high) at month end during the 12 months ended December 31, 2000. For Tague Van der Moolen, this amount has ranged from $0.5 million (EUR0.6 million) to $4.8 million (EUR5.7 million) at month end during the 12 months ended December 31, 2000 and for Cohen, Duffy, McGowan, it has ranged from $12.8 million (EUR15.1 million) to $18.0 million (EUR21.2 million) at month end during the 12 months ended December 31, 2000.

As a member of the New York Stock Exchange, Van der Moolen Specialists USA is also subject to the New York Stock Exchange’s Early Warning and Expansion-Contraction Capital Requirements. The New York Stock Exchange’s Early Warning Net Capital calculation requires firms to take an additional capital deduction equal to all capital withdrawals, including subordinated debt maturity within the next six months, if any. It also increases the Securities and Exchange Commission’s minimum net capital requirement to 5% of its aggregate debit items. Accordingly, a firm must immediately notify the New York Stock Exchange if its net capital should fall below the Early Warning level. If this condition continues for more than 15 consecutive business days, then the firm is not permitted to expand its business. Additionally, a firm must contract or reduce its business if its Early Warning net capital falls below 4% of aggregate debit items for more than 15 consecutive business days.

As a specialist on the New York Stock Exchange, Van der Moolen Specialists USA is also subject to exchange-mandated minimum net capital requirements. The New York Stock Exchange requires specialist firms to be capable of assuming a minimum number of shares for each security in which it is registered. The minimum number of shares is dependent upon the nature of the security, such as common stock, preferred stock, convertible preferred stock or options. The New York Stock Exchange also imposes additional requirements based upon the size of the specialist firm.

The New York Stock Exchange also requires members who are specialists to maintain a minimum regulatory capital dollar amount to establish that they can meet, with their own net liquid assets, their position requirement. Currently, the New York Stock Exchange requires that Van der Moolen Specialists USA, as well as other large New York Stock Exchange specialist firms, maintain minimum net liquid assets at a level in excess of the regulatory requirement. On October 30, 2000, certain changes to the New York Stock Exchange’s Rule 104 minimum net liquid asset requirements became effective. These changes subject specialist firms that exceed 5% in any of the New York Stock Exchange’s four concentration measures to more stringent requirements. Specifically, the requirements state that the net liquid assets must be equivalent to $4.0 million (EUR4.7 million) for each stock in the Dow Jones Industrial Average, $2.0 million (EUR2.4 million) for each stock in the S&P 100 Stock Price Index, excluding stocks included in the previous classification, $1.0 million (EUR1.2 million) for each stock in the S&P 500 Stock Price Index, excluding stocks included in the previous classifications, $500,000 (EUR590,040) for each common stock, excluding bond funds and stocks included in the previous classifications, and $100,000 (EUR118,008) for each security, excluding warrants and stocks not included in any of the above classifications. In addition, the New York Stock Exchange requires any new specialist entities that result from a merger, acquisition, consolidation or other combination of specialist assets to maintain net liquid assets equivalent to the greater of either the aggregate net liquid assets of the specialist entities prior to their combination or the new capital requirements prescribed under Rule 104. As of June 30, 2001, Van der Moolen Specialists USA’s minimum net liquid asset requirement was $147.0 million (EUR173.5 million) and its actual net liquid assets were $164.3 million (EUR193.9 million). As a result of our acquisitions of Scavone, McKenna, Cloud and Stern & Kennedy, Van der Moolen Specialists USA’s minimum net liquid asset requirement increased to $198.0 million (EUR233.7 million).

Failure to maintain the required net capital or net liquid assets may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD, the New York Stock Exchange and other regulatory bodies, and ultimately could require the firm’s liquidation. The net capital rule prohibits payments of dividends, prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a stockholder, employee or affiliate if such payment could reduce the firm’s net capital below certain required levels (which are higher than the minimum levels to continue operations). The net capital rule also provides that the SEC may restrict for up to 20 business days any withdrawal of equity capital, or unsecured loans or advances to stockholders, employees or affiliates, if such capital withdrawal, together with all other net capital withdrawals during a 30-day period, exceeds 30% of excess net capital and the SEC concludes that the capital withdrawal may be detrimental to the financial integrity of the firm.

A change in the net capital rule, or in the applicable capital requirements of the New York Stock Exchange or of other self regulatory organizations, the imposition of new rules or requirements or any unusually large charges against net capital could limit our operations, which require the intensive use of capital, and also could restrict our ability to withdraw capital from our broker-dealer subsidiaries. This in turn could limit our ability to pay dividends and repay debt. A significant operating loss or any unusually large charge against net capital could adversely affect our ability to expand or even maintain our present level of business.

Circuit breaker rules

Our New York Stock Exchange operations are also subject to its circuit breaker rules that are intended to halt trading in all New York Stock Exchange-listed stocks in the event of a severe market decline. The circuit breaker rules impose temporary halts in trading when the Dow Jones Industrial Average drops a certain number of points below its close on the previous trading day. Circuit breaker levels are set quarterly at 10%, 20% and 30% of the Dow Jones Industrial Average closing values of the previous month, rounded to the nearest 50 points.

Europe

The first level of securities regulation for countries that are members of the European Union is the European Union’s Investment Services Directive of 1993, or the Directive. This applies in all the European countries in which we currently operate except Switzerland. This legislation broadly outlines the regulatory framework required of each European Union member state, including requirements that certain activities, such as insider trading, be prohibited by national legislation and that other activities, such as minimum capital requirements, be mandated. Details of the implementing national legislation are in certain cases specified by the Directive. One important feature of the Directive is the so-called “European Passport”, which requires mutual recognition of regulated status within the European Union. This allows a firm established and regulated in one European Union country to conduct limited and specified investment business in other European Union countries without having to qualify separately under the local regulatory regime. Various of our European subsidiaries make use of this “passport”, as for instance when Van der Moolen Effecten trades in Germany.

The Netherlands

Licenses

All our subsidiaries that are incorporated under Dutch law and active in securities trading are licensed by the Stichting Toezicht Effectenverkeer, or the Dutch Securities Board, in accordance with the 1995 Act on the Supervision of the Securities Trade, or the Dutch Securities Act. The objects of this Act and the accompanying legislation are the adequate functioning of the securities markets and the protection of the positions of investors in such markets. These licenses allow the offering of services as a securities intermediary in or from the Netherlands. The specific types of services permitted are set out in the license.

Our Dutch licensed subsidiaries are subject to a number of requirements pursuant to the Dutch Securities Act. These requirements address (i) expertise and integrity, (ii) financial guarantees, whether or not on a consolidated basis, (iii) management and principal place of business, (iv) safeguards for the adequate supervision and compliance with the provisions of, or based on, the Dutch Securities Act and (v) information to be made available to the public. Furthermore, the Rules and Regulations of Euronext Amsterdam contain various requirements for Seatholders, which are securities institutions admitted by Euronext Amsterdam. These provisions deal, for instance, with capital requirements such as the minimum net assets required for a specialist firm and reporting obligations to the Dutch Securities Board.

Van der Moolen Effecten is granted a license to offer services in or from the Netherlands as securities intermediary in the function of a specialist or, alternatively, in its role as a market maker. These services may be offered on Euronext Amsterdam and similar foreign exchanges, such as Jiway.

Van der Moolen Effecten has been admitted by Deutsche Börse as an exchange participant on the Frankfurt Stock Exchange through Xetra. Foreign activities are regulated by Dutch law, as well as by the relevant German regulations which primarily deal with the technical aspects of trading on the Deutsche Börse.

Provisions regarding ownership in specialist firms

The current Rules and Regulations of Euronext Amsterdam preclude the ownership, directly or indirectly, by certain parties of more than 25% of a stock or bond specialist. It is currently anticipated that this rule will become inapplicable in October 2001 when the specialist function is eliminated from Euronext Amsterdam. At that time we expect that Euronext Amsterdam will be prepared to disregard or grant dispensation from this rule to the extent necessary until such time as it is officially repealed.

Integration rules and regulations of Euronext exchanges

Euronext is currently in discussions with authorities in France, Belgium and the Netherlands to agree on the regulatory regime that will apply to its operations.

The current members of the three exchanges in Paris, Brussels or Amsterdam will remain members of the relevant exchange and will automatically become a member of the other two exchanges. As a result, each member will have access to the entire integrated trading platform of Euronext. Euronext intends that, so far as is possible, the membership capacities and requirements of each of the exchanges will be harmonized in due course. Subject to local regulations and legislation, Euronext intends to harmonize its trading rules such that it may implement a single trading rulebook which will be enforced by each of the local exchanges and regulators.

Cash trading. Euronext has indicated that it expects that all trading of cash products on Euronext will be executed though the NSC system that is currently in operation at Euronext Paris and Euronext Brussels. Euronext expects that the NSC trading platform will support two principal trading mechanisms so that each share traded on Euronext will be traded in a way which optimizes liquidity and price discovery. The trading mechanisms will comprise continuous trading with and without an animateur, which is a market making function subject to certain trading obligations, in respect of liquid equities and auction trading with and without an animateur in respect of less liquid equities.

Derivatives trading. Currently, derivatives trading on Euronext Paris and Euronext Brussels operates through a screen based system, whereas trading on Euronext Amsterdam is carried out on a trading floor of Euronext Amsterdam via a semi-automated, open outcry system. Euronext has indicated that, following the integration of the markets, its derivatives trading will be carried out on a screen based system. Over time, it is expected that Euronext will seek to harmonize its derivative contract specifications (including contract size and expiration cycles) following international conventions. Euronext also expects to continue the markets for commodity based derivatives currently offered by Euronext Paris and Euronext Amsterdam and to consider the creation of derivative contracts on a range of products such as energy.

Circuit breaker rules

Temporary trading halts are called on Euronext Amsterdam for individual securities when their prices move by more than a certain percentage or a certain euro amount determined separately for each share. There is also a circuit breaker for the market as a whole which is triggered by downward movements of the AEX Index compared to its opening level of more than 5%. Implementation of common trading rules under the merged Euronext markets will further elaborate the circuit breaker rules of the Netherlands.

Competition

Different trading rules and market structures on the exchanges where our businesses are active affect the dynamics of how we interact with our counterparties, and changes to either the rules or the structures may affect our competitive position. Firm-specific influences on our ability to capture trading opportunities by offering competitive prices include our trade-financing and settlement costs, the skills of our traders, the modernity of our trading software and the sophistication of our analytic techniques. As a business where revenue capture depends almost entirely on price competitiveness, security trading demands close attention to costs. This is largely manifested in the pursuit of economies of scale and scope.

Certain exchanges designate professional trading firms to carry out specific trading functions within their trading structure. Typically, these involve informational privileges or the right to charge a commission for specific trading services performed, in return for meeting obligations imposed by the exchange, for example, payment of fees or a requirement to offer a continuous market of a certain minimum size at a maximum “bid/ask spread”. Where an exchange offers such a trading structure, we may choose to compete directly with other trading firms to obtain these privileges. In this instance, the competition is not for revenue capture as such, but for the opportunity to capture revenue through normal trading activities. The nature of this competition varies across exchanges.

Van der Moolen Specialists USA, LLC

We obtain new specialist assignments on the New York Stock Exchange by participating in an allocation process. As part of this process, the New York Stock Exchange’s allocation committee selects three to five potential specialist firms suitable for the stock, based on criteria specified by the listing company. The listing company may elect to have the committee select a specialist on its behalf. Alternatively, it may elect to interview each specialist firm identified by the allocation committee and select the winning firm itself. We compete with other specialist firms based on a number of factors, including:

•	the strength of our capital base;

•	reputation;

•	our willingness to commit our own capital and trade for our own account while conducting our specialist operations; and

•	the ancillary services we offer our specialist companies, such as providing information on the trading activities in their stocks.

As of June 30, 2001, we were the fifth largest New York Stock Exchange specialist based on number of common stock listings, and had a market share of 12.3% of all issues listed at that date (including our acquisitions of Scavone, McKenna, Cloud and Stern & Kennedy). Together, the top four New York Stock Exchange specialist firms had a market share of 71.9% of all issues listed at that date.

The following is a list of the top five New York Stock Exchange specialist firms as of June 30, 2001, based on their number of common stock listings and market share in terms of such listings, as adjusted to reflect any previously announced acquisitions of New York Stock Exchange specialists which had not closed as of that date:

	Number of common stock
New York Stock Exchange Specialist	listings as of June 30, 2001	Market share (%)

LaBranche & Co.(1)	600	23.1
Spear, Leeds & Kellogg Specialists LLC	492	18.9
Fleet Meehan Inc.	424	16.3
Wagner, Stott Bear Specialists LLC	352	13.6
Van der Moolen Specialists USA, LLC	318	12.3

Source: The New York Stock Exchange, Van der Moolen Holding N.V.

Note:

(1)	Includes 29 specialist stocks of LaBranche & Co./Freedom Specialist Inc./R Adrian & Co.

The competition for obtaining specialist assignments for newly listed companies on the New York Stock Exchange is intense. We expect competition to continue and to intensify in the future. Some of our competitors may have significantly greater financial resources than we have and may also have greater name recognition. These competitors may be able to respond more quickly to new or evolving opportunities and listed company requirements. They may also be able to undertake more extensive promotional activities to attract new listing companies. In addition, the specialist industry has recently been consolidating. The combined companies resulting from the consolidation may have a stronger capital position. This trend, which was most recently evidenced by the acquisition of Wagner, Stott, Mercator LLC by Bear Hunter Specialists LLC, an affiliate of Bear Stearns & Co., in February 2001 and of Scavone, McKenna, Cloud and Stern & Kennedy by us in August 2001, as well as the pending acquisitions of Bocklet & Co., LLC by LaBranche & Co., and of Weiskopf,

Silver LLC by Susquehanna Partners LLC, is expected to continue to intensify the competition in our industry. We cannot be sure that we will be able to compete effectively with our current or future competitors. We also cannot be sure that the competitive pressures we face will not have an adverse effect on our business, financial condition and/or operating results.

Van der Moolen Trading GmbH

In Germany and Switzerland, Van der Moolen Trading operates largely without specialist assignments. Accordingly, its competition consists of all the other member firms of the exchanges where it operates that might have an interest to trade an instrument at the same moment that Van der Moolen Trading does. These consist of all the major Swiss and German banks, including Deutsche Bank A.G., UBS A.G., Dresdner Bank A.G. and Credit Suisse Group A.G., broker-dealers such as Lang & Schwarz A.G. and Berliner Effektengesellschaft A.G., and foreign firms, including Merrill Lynch & Co., Inc. and Goldman Sachs Group Inc.

Van der Moolen Effecten Specialist B.V.

Van der Moolen Effecten is the leading specialist firm in Amsterdam in terms of the percentage of total volume of specialist stocks traded on Euronext Amsterdam, as illustrated by the following table:

Percentage of total volume
of specialist stocks
traded on Euronext
Euronext Amsterdam Specialist	Amsterdam(1)

Van der Moolen Effecten Specialist B.V.	48%
AOT Stock Specialist B.V.	24%
N.V. Bever Holding (through two subsidiaries)	14%
Susquehanna Europe Specialist B.V.	14%

Source: Euronext Amsterdam N.V. and Bloomberg

Note:

(1)  Calculated by dividing total reported volume in each assigned specialist issue in 2000 by total reported equity volume for Euronext Amsterdam in 2000.

Competition for listing assignments among specialist firms in Amsterdam is structured differently than in New York. In Amsterdam, the specialist firm purchases rights to trade from the exchange. Where two or more firms seek to exercise those rights for a specific new listing, the exchange makes an assignment based on criteria of equal treatment of all specialist rights over time. As in New York, competing specialists may trade, for their own accounts or as agents, in the shares assigned to a different specialist, but in that case they compete for a trade on the same basis as any other Euronext Amsterdam member firm. Similarly, we trade as principal and agent in the Euronext-listed shares that are assigned to other specialist firms. This will be the trading model for all trades following the implementation of changes to the Dutch equity trading structure which are expected in late October 2001.

In addition to competing for specialist assignments, Van der Moolen Effecten competes with all other Euronext member firms that might have an interest to trade an instrument at the same moment that it does. These consist of all the major Dutch banks, including ABN AMRO N.V. and ING Groep N.V., as well as smaller banks and broker-dealers and foreign firms that are members of Euronext Amsterdam.

Tague Van der Moolen, LLC

On each of the Chicago Board Options Exchange, the Philadelphia Stock Exchange and the International Securities Exchange, Tague Van der Moolen competes with a large number of other market making firms, some of which are independent trading firms broadly similar to Tague Van der Moolen, but in some cases having greater capital, such as Timber Hill LLC or Susquehanna International Group, and others of which are subsidiaries of major broker-dealers, such as the Bear Stearns Companies Inc. or Morgan Stanley Dean Witter &

Co. Competition is both for trading assignments, as determined by the exchanges, and for execution. In 2000, Tague Van der Moolen obtained 12 new specialist assignments in options traded on the Philadelphia Stock Exchange and six new designated primary market maker assignments on the Chicago Board Options Exchange. Tague Van der Moolen has won five additional Philadelphia assignments in the first six months of 2001.

Van der Moolen Opties Amsterdam B.V.

Van der Moolen Opties Amsterdam is a medium-sized trader in the Amsterdam-listed equity options market. Since Euronext Amsterdam does not currently offer a specialist or similar trading function for options, Van der Moolen Opties Amsterdam competes only for executions in the market. This competition is intense, and includes the major Dutch and international banks and brokerage firms as well as Dutch and foreign independent trading firms.

Van der Moolen U.K., Ltd.

Van der Moolen U.K.’s equity activities do not involve any specialist or similar trading assignments. Its competitive situation consists solely of competing in the market to execute at a desired price, and thus it competes with all members of the exchanges where it operates who might have an interest to trade that instrument at the same time. We believe that our London-based bond market making activities are unique in Europe, as there is currently no similar market maker for bonds in less-than-wholesale quantities, although we are aware of some developments in the area, notably by Cantor Fitzgerald, Inc. Van der Moolen U.K.’s primary competition in trading bonds is expected to come from inter-dealer brokers such as the Prebon Group, Ltd. or Garban-Intercapital plc. which do not participate in transactions as principals.

Van der Moolen Obligaties B.V.

Euronext Amsterdam assigns specialist firms various corporations’ bonds to trade on an exclusive basis and specialist firms compete in offering markets for Dutch government issues. Typically, each specialist trades all the bonds of a specific corporate issuer. For example, Van der Moolen Obligaties has the exclusive assignment for the issues of ING Groep N.V. and ABN AMRO N.V., among others. Van der Moolen Obligaties’ sole competitor is AOT Bond Specialist B.V.

Cohen, Duffy, McGowan & Co., LLC

Cohen, Duffy, McGowan competes on the American Stock Exchange with a large number of other firms, consisting largely of the same firms with which Tague Van der Moolen competes. Option specialist assignments on the American Stock Exchange are allocated by the exchange and are not awarded by the companies representing the underlying securities; hence, there is no competition for them at the underlying company level. Winning additional assignments is determined by reputation and competent performance of specialist duties on existing assignments. Cohen, Duffy, McGowan had 131 American Stock Exchange specialist assignments in options as of June 30, 2001, having obtained over 60 additional assignments during 2000 and the first six months of 2001. This helped offset option assignments lost through corporate mergers and security de-listings, resulting in a net increase of 10 option assignments over the 18 month period ended June 30, 2001.

Recent trend towards electronic communications networks

Technological advances have contributed to increased trading through alternative trading systems, such as electronic communications networks, or ECNs, and crossing systems. ECNs are electronic systems with communications facilities that allow electronic routing, matching and execution of multiple orders from different firms and, in some cases, directly from investors, without human intervention. In the United States, ECNs have captured a significant share of Nasdaq transactions. However, the repeal in 1999 of New York Stock Exchange Rule 390, which forbade New York Stock Exchange members from trading in shares listed on the New York Stock Exchange prior to April 26, 1979 off a regulated market, for example, an ECN, has given ECNs greater latitude to compete for transactions in New York Stock Exchange-listed stocks. Trades not matched in-system are executed through traditional market mechanisms, with ECNs functioning in that case more as transmitters of orders to organized exchanges rather than as marketplaces for those orders. The New York Stock Exchange has indicated that it is studying the possibility of embracing ECN technology to expand trading. Alternative trading systems may be developed, organized and operated by large brokerage houses and investment banks with greater capital, better access to technology and direct access to investors. As a result, these parties may be well positioned to direct trading to these networks. Alternative trading methods could account for a growing percentage of the trading volume of New York Stock Exchange-listed stocks.

ECNs have not penetrated deeply into European equity markets, largely because European market structures do not encourage their development. All major European markets operate electronic central limit order books which are very similar to ECNs, making it difficult for ECNs to compete with them either on the basis of transaction costs or speed.

Marketing and Customer Service

For the overwhelming majority of our activities, marketing is restricted to posting competitive prices on recognized exchanges for financial instruments. Direct marketing contact with our counterparties is very limited, and as a result of trading rules in some of the markets in which we operate, we are unaware of the identity of our trading counterparties at the time of execution.

The most important exception to this is competition for New York Stock Exchange specialist assignments. When an issuer chooses to list its shares on the New York Stock Exchange, it must choose its specialist from among the various specialist firms that would like to trade its shares. This decision is largely based on the various firms’ service history, an analysis of which is provided to the issuer by the New York Stock Exchange. Consequently, our specialist in the United States, Van der Moolen Specialists USA, makes substantial efforts to maintain and enhance its reputation for providing specialist services of the highest quality. However, issuers require more from their specialists than simply that they perform the specialist function well. In particular, many rely heavily on their specialists for market intelligence. Van der Moolen Specialists USA employs a number of analysts and client service professionals to assist companies in this area, and with our worldwide trading reach, we believe that we offer issuers a uniquely attractive service package.

As part of our ongoing efforts to increase our specialist assignments on the New York Stock Exchange, in the first half of 2001 we launched an advertising campaign directed at European firms considering a New York Stock Exchange listing. Specialist assignments in other markets are essentially determined by the exchanges themselves and, other than lobbying the exchange’s management, no marketing is involved.

Because it operates largely outside of recognized exchanges, our U.K. bond operation must market its services in order to attract orders. Marketing initiatives consist largely of visiting potential users of its services and convincing them of the advantages of working with this subsidiary, but may also extend to advertising. For other activities, such as execution brokerage, clearing and stock lending, marketing presentations are made directly to customers.

Material Agreements

Van der Moolen Specialists USA, LLC

Pursuant to the terms of the Amended and Restated Operating Agreement dated August 1, 2001 governing the operation of Van der Moolen Specialists USA, distributions to, and voting by, the members of Van der Moolen Specialists USA are made in proportion to each member’s profit and loss percentage at the time of such distribution or vote. Through our wholly owned subsidiary, Mill Bridge IV, LLC, our profit and loss percentage is 75%.

Van der Moolen Specialists USA is managed by a management committee that must have at least three members. The management committee is currently composed of our wholly owned subsidiary, Mill Bridge IV, and five individual members. As a general matter, a vote of the majority of the profit and loss percentage of the members of the management committee is required for action by the committee. A quorum for any meeting consists of members of the committee holding a majority of the profit and loss percentage, but in no event fewer than three members, including two members other than Mill Bridge IV. There are supermajority voting requirements in order for the management committee to take certain corporate actions, including matters that would affect the profit and loss allocations of members, the election of any member (other than Mill Bridge IV) to serve on the committee and a change in the number of members on the committee. In addition, certain corporate actions, such as the dissolution of the company, the sale of all or substantially all of its assets, a public offering of the company and an amendment to the operating agreement, require the approval of members of the company holding an aggregate profit and loss percentage of at least 80%.

Membership interests in Van der Moolen Specialists USA may not be transferred without the prior written consent of the management committee, although members may elect to terminate their memberships in Van der Moolen Specialists USA by giving at least 90 days’ prior written notice.

Litigation

As a result of the liquidation of the Amsterdam Stock Exchange Association, or the Association, the predecessor of the former Amsterdam Exchanges N.V., we may have liability in connection with an ongoing lawsuit, known as the Begaclaim, against the Association which was transferred to the former members of the Association in connection with its dissolution. All former members of the Association who received assets as liquidation payments could be liable for the payment of the amounts being claimed by the plaintiff. The maximum exposure of Van der Moolen Holding N.V. is estimated to be EUR18.9 million (plus accrued statutory interest). On April 4, 2001, the district court in The Hague dismissed the claim against the Association. However, the plaintiff has appealed against this judgment. Although we believe that this appeal will be found to be without merit, there can be no assurance that it will not be decided in favor of the plaintiff and that, if successful, any judgment would not have a material adverse effect on our results of operations.

Other than the foregoing matter, neither we nor any of our subsidiaries is party to any material litigation, claim or arbitration, and no such proceeding is known by us to be pending or threatened which would have a material adverse effect on our financial condition.

Properties

We currently lease office space in Europe in Amsterdam, Cologne, Frankfurt and London and in the United States in Chicago and New York. Our headquarters are located at Keizersgracht 307, Amsterdam, where we lease approximately 23,952 square feet. Our other principal offices are located in New York, where Van der Moolen Specialists USA leases approximately 23,450 square feet and Philadelphia, where Tague Van der Moolen leases approximately 6,698 square feet. Our total lease liability is expected to be EUR1.6 million for the year ended December 31, 2001. Our leases expire between October 2002 and June 2010.

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations together with the U.S. GAAP financial statements and the notes to such statements included elsewhere in this registration statement. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, as more fully described in the “Risk Factors” section and elsewhere in this registration statement.

Overview

We are a transatlantic securities trading firm that principally engages in the trading of equities, equity options, equity index options and bonds on some of the leading securities exchanges in the United States and Europe. Operating from seven locations worldwide, we function as an “all systems” trader, providing liquidity in different markets on exchange floors and electronic trading systems through our role as specialist or market maker.

We operate our business through eight principal subsidiaries located in the United States and Europe. Our subsidiaries function on a largely autonomous basis, subject to our centrally established and monitored risk management policies and financial oversight. Our subsidiaries include:

•	Van der Moolen Specialists USA, LLC, one of the leading specialist firms on the New York Stock Exchange;

•	Van der Moolen Trading GmbH, a market maker in German and Swiss equities and equity-related options;

•	Van der Moolen Effecten Specialist B.V., a major independent equity trading firm on Euronext Amsterdam, which engages in specialist, market making and other trading activities;

•	Tague Van der Moolen, LLC, a market maker in equity-related options on the Chicago Board Options Exchange, Philadelphia Stock Exchange and the International Securities Exchange;

•	Van der Moolen Opties Amsterdam B.V., a market maker in equity-related options on Euronext Amsterdam;

•	Van der Moolen UK, Ltd., a market maker in large- and mid-capitalization British shares and arbitrageur of London-listed shares or ADSs and ADSs on London-listed shares or foreign shares traded in other markets. In addition, this unit makes markets in less-than-wholesale size government and selected corporate bonds;

•	Van der Moolen Obligaties B.V., a specialist in respect of Euronext Amsterdam-listed bonds; and

•	Cohen, Duffy, McGowan & Co., LLC, a specialist and market maker for equity options that trade on the American Stock Exchange.

The revenues of all our trading activities are derived primarily from principal trading profits earned on intra-day positions. Revenues are classified as specialist if they arise in the course of performing exclusive trading functions on an exchange and as market maker if they are generated in competition with other firms or from proprietary trading activities such as arbitrage. One of our subsidiaries, Van der Moolen Specialists USA, also engages in stock lending, which generates revenue and expenses that are classified as “net interest income from stock lending activities”.

The following table provides certain information about our revenue composition and contribution of our principal subsidiaries to our total revenues for the year ended December 31, 2000.

					Net interest
					income
		% of	Market	% of	from stock	% of
	Specialist	total	maker	total	lending	total
	revenues(3)	revenues	revenues	revenues	activities	revenues	Total

	( EUR millions)
United States of America(1)
Van der Moolen Specialists USA(2)	EUR277.6	61.5%	EUR6.0	1.3%	EUR6.3	1.4%	EUR289.9
Tague Van der Moolen(2)	8.1	1.8	7.9	1.8	—	—	16.0
Germany and Switzerland
Van der Moolen Trading	—	—	73.9	16.4	—	—	73.9
The Netherlands
Van der Moolen Effecten Specialist	30.0	6.7	24.8	5.5	—	—	54.8
Van der Moolen Opties	—	—	4.5	1.0	—	—	4.5
Van der Moolen Obligaties	5.0	1.1	—	—	—	—	5.0
United Kingdom
Van der Moolen U.K.	—	—	6.7	1.5	—	—	6.7

Total	EUR320.7	71.1%	EUR123.8	27.5%	EUR6.3	1.4%	EUR450.8

Notes:

(1)	We acquired Cohen, Duffy, McGowan on July 11, 2001 and Scavone, McKenna, Cloud and Stern & Kennedy on August 1, 2001. Accordingly, their respective results of operations are not reflected in this table.

(2)	As of December 31, 2000, we owned a 75.2% and 83.0% economic interest in Van der Moolen Specialists USA and Tague Van der Moolen, respectively. The figures shown do not take into account the amounts payable to the minority interest holders.

(3)	Commissions from specialist activities totaling EUR39.0 million are included in specialist revenues from Van der Moolen Specialists USA, Van der Moolen Effecten and Van der Moolen Obligaties.

Basis of preparation of the consolidated financial statements; Changes in group composition

The consolidated financial statements from which the financial information discussed below has been extracted have been prepared in accordance with U.S. GAAP. We have fully consolidated the financial statements of all subsidiary companies in which effective control is exercised by virtue of ownership of a majority of the voting rights of such subsidiaries. Companies in which we own between 20% and 50% of the outstanding voting stock are accounted for using the equity method of accounting. All significant intercompany account balances and transactions have been eliminated in our consolidated financial statements, and the minority interests of owners of shares in our non-wholly owned subsidiaries have been reflected in them.

The acquisition of interests in the businesses discussed below were accounted for under the purchase method. The accounting treatment of these acquisitions has had a significant effect on the comparability of our results from period to period and is an important factor in interpreting our results. These changes included the following:

•	On January 1, 1999, we increased our interest in New York Stock Exchange specialists Einhorn & Co. from 25.0% to 40.0% for total consideration of EUR9.2 million. The excess of cost over estimated fair value of the assets acquired, totaling EUR6.4 million, was recorded as identifiable intangible assets and goodwill.

•	On April 2, 1999, we acquired for EUR23.7 million an 80% interest in U.S. options trading firm, Tague Securities LLC, which we renamed Tague Van der Moolen, LLC. The excess of cost over estimated fair value of the assets acquired, totaling EUR19.1 million, was recorded as goodwill. The results of

Tague Van der Moolen have been included in our consolidated financial statements since April 2, 1999. In 2000, we increased our shareholding in Tague Van der Moolen to 83%.

•	On May 31, 1999, we increased our interest in Einhorn to 81.9% for total consideration of EUR38.8 million. The excess of cost over estimated fair value of the assets acquired, totaling EUR27.8 million, was recorded as identifiable intangible assets and goodwill. From this date, we began to consolidate the results of Einhorn in our financial statements.

•	On July 1, 1999, we increased our interest in New York Stock Exchange specialist Surnamer, Weissman & Co. from 40.0% to 72.0%. The purchase price was EUR29.9 million, of which EUR27.4 million was recorded as identifiable intangible assets and goodwill. From this date, we began to consolidate the results of Surnamer in our financial statements.

•	On July 19, 1999, we merged the operations of Einhorn and Surnamer into our New York Stock Exchange specialist subsidiary, Lawrence, O’Donnell, Marcus LLC, and renamed this subsidiary Van der Moolen Specialists USA, LLC.

•	On June 1, 2000, we acquired New York Stock Exchange specialist Fagenson, Frankel & Streicher LLC for EUR84.4 million, of which EUR75.4 million was recorded as identifiable intangible assets and goodwill. Fagenson was merged into the operations of Van der Moolen Specialists USA at that date.

•	On July 11, 2001, we acquired a 51% interest in Cohen, Duffy, McGowan, a specialist and market maker firm that trades equity options on the American Stock Exchange, as well as a 24.9% interest in a subsidiary owned by Cohen, Duffy, McGowan’s parent company, for total aggregate consideration of $59.5 million (EUR69.3 million). We began to consolidate the results of operations of Cohen, Duffy, McGowan from its date of acquisition and, accordingly, the financial results of Cohen, Duffy, McGowan are not reflected in the discussion of our financial condition and results of operations below.

•	On August 1, 2001, we acquired New York Stock Exchange specialists Scavone, McKenna, Cloud and Stern & Kennedy for total consideration of $73.8 million (EUR83.9 million). Both of these specialist operations were merged into the operations of Van der Moolen Specialists USA at that date, and their contribution to the financial results of Van der Moolen Specialists USA is not reflected in the discussion set forth below.

In addition, the US GAAP accounting principles applicable to business combinations and the treatment of goodwill and other intangible assets were recently revised. We will be required to apply these principles as of January 1, 2002, with the exception that the revised principle requiring the application of the purchase method of accounting will have to be applied for all business combinations initiated after June 30, 2001. Accordingly, we will be required to apply this principle to our recent acquisitions of Scavone, McKenna, Cloud; Stern & Kennedy; and Cohen, Duffy, McGowan. It is not possible to determine at this time what effect these changes in accounting principles will have on our results of operations. See note 2 to our unaudited condensed consolidated financial statements.

Revenues

Our revenues are comprised of four principal components: specialist activities; commissions from specialist activities; market maker activities; and net interest income.

•	Specialist activities. Our revenues from specialist activities consist primarily of net gains from principal transactions in securities for which our subsidiaries, principally Van der Moolen Specialists USA and Van der Moolen Effecten, act as specialist. Net gain on principal transactions represents trading gains net of trading losses and transaction fees, and are earned by these subsidiaries when they act as principal buying and selling their specialist stocks. These revenues are primarily affected by the total number of specialist stocks for which our subsidiaries act as specialist, as well as changes in share volume and fluctuations in the price of the specialist stocks. Share volume of our stocks has historically been driven by general trends in trading volume, as well as other factors affecting exchange — listed companies, including merger and acquisition activity, stock splits, frequency and content of company news releases, increased analyst coverage and investor sentiment.

•	Commissions from specialist activities. Commissions revenue consists of commissions earned when our subsidiaries act as agent to match buyers and sellers for limit orders executed by them on behalf of brokers after a specified period of time, and for execution of counterparties’ trades in certain other circumstances as mandated by the relevant exchange. Generally, our subsidiaries do not earn commissions when they match market orders. Commission revenue in the United States is primarily affected by share volume of the trades executed by our subsidiaries as agent, while in Europe it is affected by the value of shares transacted. Most commission revenue is attributable to Van der Moolen Specialists USA’s activities, with the remainder being attributable to the specialist activities of Van der Moolen Effecten and Van der Moolen Obligaties. Although we will lose all commission revenues from our specialist activities in the Netherlands once the Euronext merger is complete, we expect that such losses will be offset by the improved access to French and Belgian trading opportunities that Euronext will provide, back office savings through the introduction of a central counterparty, economies of scale resulting from the greater number of transactions the combined markets are expected to have, and the opportunity to reallocate capital and personnel from existing, marginally profitable specialist assignments to new shares that are more attractive to trade.

•	Market maker activities. Our revenues from market maker activities consist primarily of net gains earned by our subsidiaries, principally Van der Moolen Trading and Van der Moolen Effecten, when trading as principal in competition with other traders. Similarly to our specialist activities, net gains from our market maker activities represent trading gains net of trading losses and transaction fees.

•	Net interest income from stock lending activities. Net interest income from stock lending activities represents interest earned net of interest paid in connection with the stock lending activities that are carried out by Van der Moolen Specialists USA. Van der Moolen Specialists USA engages in stock lending and borrowing as a fee-based service to other market participants that may require such loans in order to assure delivery of stock to their own counterparties. These activities give rise to large and rapidly changing balance sheet positions (assets of EUR1,165.5 million, EUR1,469.6 million and EUR1,567.9 million and liabilities of EUR1,152.7 million, EUR1,446.7 million and EUR1,564.4 million as of December 31, 1999, December 31, 2000 and June 30, 2001, respectively). However, we believe we are able to limit our exposure to the economic risk from these stock lending activities because they are typically secured by collateral with a value in excess of 100% of the value of the underlying contract, so that the risk is limited to mark-to-market variations. Gross revenues from stock lending consist of the interest earned on a contractually agreed portion of the collateral, a contractually determined portion of which is rebated to the beneficial owner of the shares. In our statement of income we present the revenues from this activity net of associated costs, because we believe that a non-netted presentation would give an inaccurate picture of our operating condition.

Our revenues are largely driven by the volume and volatility of trading on the markets in which our subsidiaries operate. Increased volume translates into more opportunities to trade larger positions in shorter time frames, while increased volatility results in more opportunities to make a gain on short term positions. However, extremely high levels of volatility can make the achievement of consistent trading gains very difficult. Conversely, a sustained decline in share prices, as in a classic bear market, has in the past led to decreases in volume and volatility and may harm our trading results in subsequent periods. As long as volume remains high and volatility stays at an acceptable level, the exposure of our results of operations to a general downward trend in equity prices is limited. This was illustrated in 2000 by our ability to increase our revenues in 2000 compared with 1999, and to close 98% of the trading days in 2000 with a positive trading result, even as the world’s equity markets performed quite poorly. In the first six months of 2001, our businesses were faced with even more challenging trading conditions and our revenues during the period declined compared to the first six months of 2000. Notwithstanding this, we were still able to close 93% of the trading days in the first six months of 2001 with a positive trading result.

•	Equity prices. Except for Switzerland, all the equity markets in which our subsidiaries trade ended 2000 below their 1999 closing levels. The continued increase of share prices ended in Spring 2000 as investor sentiment towards technology-oriented companies faded and led to a decline of general market indices for the remainder of the year. As a result of the concentration of technology-related firms in growth market indices, trading markets such as Nasdaq, which fell 39.3%, and the Neuer Markt, which fell 43.2%, performed particularly poorly. However, the Swiss Market Index managed to rise during the period, largely by attracting funds from the Euro-zone. This downward trend has continued into 2001, with each of the equity markets in which our subsidiaries trade ending the first six months of 2001 below the closing levels during the comparable period in 2000.

The following table provides information regarding the performance in 2000 and the first six months of 2001 of various stock market indices in Europe and the United States on which our subsidiaries operate, compared with their closing levels in 1999 and the first six months of 2000, as the case may be:

Increase or Decline

First six months
Country	Stock Market Index	2000	2001

United States	Standard & Poor’s 500 Index	10% decline	7% decline
	Dow Jones Industrial Average Index	6% decline	3% decline
Germany	Xetra DAX 30-DAX Index	8% decline	6% decline
	Nemax 50-Neuer Markt Index	43% decline	45% decline
Switzerland	SMI-Swiss Market Index	7% increase	11% decline
The Netherlands	AEX-Amsterdam AEX Index	5% decline	10% decline
	AMX-Amsterdam MidCap Index	8% decline	11% decline
United Kingdom	FTSE 100 Index	10% decline	9% decline

Source: Bloomberg.

•	Volatility and Volume. While there were several dramatic, highly volatile trading days in 2000 and the first six months of 2001, volatility on the markets on which we operated generally declined from the peak reached in the Spring of 2000, although volatility began to trend upward again in the fourth quarter. Trading volumes on all equity markets where we were active in 2000 grew strongly, and almost every one of these markets broke its previous record for volume on a single day. Heavy equity trading was the result of a continuation of trends already in evidence in previous years, including increased institutional fund allocation to equities, their more active trading policies with respect to equities and greater retail investor participation. The effect of these trends was amplified by portfolio restructuring, which resulted from the shift in investor sentiment over the course of the year. However, on certain exchanges on which we operate, volume declined during the first six months of 2001.

•	The United States. Average daily trading volume on the New York Stock Exchange rose 28.5% in 2000 to 1.04 billion shares, total trading volume for the year rose 28.7% to 262.5 billion shares and the total value of shares traded in 2000 rose to $11.1 trillion (single counted), or by 24.0%, compared with 1999. Until new records were set in the first six months of 2001, all ten of the most active trading days in the New York Stock Exchange’s history occurred in 2000. Compared to the first six months of 2000, value of trading on the New York Stock Exchange declined by 2% in the first six months of 2001, although equity volumes rose slightly.

•	Germany and Switzerland. German equity volumes rose strongly in 2000, with share trading volumes on the Xetra platform increasing by 73.0% and floor trading volumes increasing by 47.0% during the period. Trading volumes on the Neuer Markt are included in this figure. Trading volume on the SWX Swiss Exchanges increased by 27.0% in 2000, largely as a result of the strong performance of listed shares of Swiss companies. In the first six months of 2001, the local currency value of trading on the Deutsche Börse decreased by 3%, compared with the same period in 2000, as a result of decreasing retail order flow and decreasing prices. Value of trading on the SWX Swiss Exchanges increased during the period by 3% as a result of both higher trading activity and less substantial price declines than experienced in Germany.

•	The Netherlands. In the Netherlands, the AEX Index managed to post several record volume highs during 2000, reaching its highest level ever in September. Trading activity increased by 66.0% in 2000 compared with 1999. This represented the strongest increase of the markets in which we operated during the period. In the first six months of 2001, value of trading on the AEX Index decreased by 3% compared with the same period in 2000 due to decreasing equity prices in an environment of slightly increasing share volumes.

•	The United Kingdom. The London Stock Exchange saw a 43.0% increase in value of trading in 2000 and a 21% increase in the first six months of 2001 compared with the first six months of 2000.

Volume developments on the derivative exchanges where we operate were largely positive during the period.

•	Germany and Switzerland. Equity-related contract volumes on Eurex, the combined German/ Swiss derivatives exchange, increased by 27.0% in 2000 compared with 1999, reflecting strong growth in index trading and relatively modest increases in individual equity options. In the first six months of 2001, contract volumes on Eurex increased by 52% compared to the same period in 2000, partly as a result of an increasing number of newly listed options. However, most of this reported increase consisted of direct crosses cleared through the mechanism of the exchange, rather than traded through the exchange as such.

•	The Netherlands. On Euronext Amsterdam, the options market environment is distinguished by a higher level of private investor participation than other European options markets. Volume growth is therefore much more directly the result of favorable equity market conditions than is the case in other markets, where hedging activity, largely by professionals, predominates. Euronext Amsterdam-traded options recovered in 2000 from a weak performance in 1999, and this trend continued into the first six months of 2001 when compared with the first six months of 2000. In the first six months of 2001, equity-related contract volumes on Euronext Amsterdam options increased by 20% compared to the same period in 2000.

•	The United States. Trading activity on U.S. options exchanges grew dramatically beginning in August 1999, when competition between exchanges for trading identical options contracts was introduced. Although the rate of increase declined over the course of 2000, comparisons with 1999 remained strong. In the first six months of 2001, contract volumes on the American Stock Exchange increased by 18% compared to the same period in 2000, contract volumes on the Philadelphia Stock Exchange increased by 89% and contract volumes on the Chicago Board Options Exchange declined by 1%. In an environment of continued increases in options activity in the United States, the different experiences of these exchanges in the first six months of 2001 reflected the continuing competition for market share among the exchanges, as well as the success of newly traded products, in particular on the Philadelphia Stock Exchange.

•	The United Kingdom. In London, although activity did improve in 2000 compared with 1999, much of the apparent gain was due to changes to transaction reporting practices which resulted in over-the-counter trades being reported through the LIFFE Connect infrastructure. As a result of the migration of LIFFE’s options trading to an electronic trading platform in 1999 and associated changes in trading rules, a large share of London derivatives trading now occurs off-exchange, which has reduced trading opportunities for Van der Moolen U.K. and other market makers. As a result of these changes, the trading activity of Van der Moolen U.K. has shifted away from options trading to trading equities for its own account.

The following table provides information regarding the trading activity of the stock markets on which our subsidiaries operated in 2000 compared with 1999:

Trading activity in 2000
Equities (local currency value of equities traded)		Options (number of options contracts traded)

New York Stock Exchange	24% increase	Euronext Amsterdam Options	19% increase
Deutsche Börse	57% increase	Eurex (Germany and Switzerland)	27% increase
Euronext Amsterdam	66% increase	LIFFE (London)	14% increase
London Stock Exchange	43% increase	Chicago Board Options Exchange	41% increase
SWX (Switzerland)	27% increase	PHLX (Philadelphia)	53% increase
		International Securities Exchange	Trading commenced in 2000

Source: Individual exchanges. Data for equity and equity-related instruments only.

The following table provides information regarding the trading activity of the stock markets on which our subsidiaries operated in 2001 compared with 2000:

Trading activity in 2001
Equities (local currency value of equities traded)		Options (number of options contracts traded)

New York Stock Exchange	2% decrease	Euronext Amsterdam Options	20% increase
Deutsche Börse	31% decrease	Eurex (Germany and Switzerland)	52% increase
Euronext Amsterdam	3% decrease	LIFFE (London)	38% increase
London Stock Exchange	21% increase	Chicago Board Options Exchange	1% decrease
SWX (Switzerland)	3% increase	PHLX (Philadelphia)	89% increase
		International Securities Exchange	18% increase

Source: Individual exchanges. Data for equity and equity-related instruments only.

Even though the New York Stock Exchange broke its one-day trading record on January 3, 2001, then again on January 4, 2001 and a third time on September 17, 2001, world equity and equity-related markets have remained under considerable pressure in 2001, as a result of which individual and institutional investors are decreasing their exposure to equities and the number of new equity issuances has declined sharply. In addition, takeover activity has declined sharply as well, and we do not believe takeover activity will match the levels reached in 2000. The ability of our subsidiaries to capture revenue depends significantly on the level of market activity in the United States and Europe, and we believe that our traders are faced with significantly more challenging market conditions than in recent years.

Expenses

Our expenses consist of five principal components: exchange, clearing and brokerage fees; employee compensation and benefits; general and administrative expenses; depreciation and amortization; and information and communication expenses.

•	Exchange, clearing and brokerage fees. Exchange, clearing and brokerage fees represent exchange fees paid to securities exchanges of which one or more of our subsidiaries is a member, transaction fees paid to the exchanges on which our subsidiaries operate, fees paid by us to members of Van der Moolen Specialists USA in respect of exchange memberships owned by them but for the use of the company, and execution fees paid to third parties, primarily for executing trades in listed securities. These fees fluctuate primarily based on changes in trade and share volumes.

•	Employee compensation and benefits. Our largest expense is employee compensation and benefits which primarily consist of salaries, wages, social security or similar contributions and profitability-based compensation. Profitability-based compensation includes compensation and benefits paid to managing directors, trading professionals and other employees of each of our subsidiaries based on the employee’s overall performance and the profitability of the relevant subsidiary. Because a large proportion of our compensation is profitability-based, we can manage this expense to accommodate fluctuations in our revenues.

•	General and administrative expenses. Our general and administrative expenses are principally comprised of professional fees, rent and occupancy expense and equipment rental expense. Professional fees primarily consist of fees paid to computer programming and systems consultants, legal fees, accounting and other professional fees. Rent and occupancy expense consists primarily of rental payments on office leases and related occupancy costs, such as utilities. Equipment rental expense primarily consists of rental payments on equipment leases.

•	Depreciation and amortization. Depreciation and amortization includes the depreciation of fixtures, fittings and equipment and the amortization of goodwill and other intangible assets.

•	Information and communication expenses. Our information and communication expenses consist primarily of data retrieval, information services and telephone and data lines.

Taxation

Our income tax expense consists of current and deferred income taxes arising from within and outside of the Netherlands. Taxes are calculated for each individual subsidiary in the group. The tax differs from the theoretical amount that would arise on the basic tax rate of the Netherlands as described in note 12 to our audited consolidated financial statements.

Recent Developments

The September 11, 2001 attack on the World Trade Center had no direct effect on our facilities or personnel. Although electric power service at Van der Moolen Specialists USA’s main office was interrupted, its operations were continued from a back-up facility. As a result of damage to the American Stock Exchange’s building, the options floor was transferred to the Philadelphia Stock Exchange, and Cohen, Duffy, McGowan traded from that location until the floor of the American Stock Exchange was re-opened on October 1, 2001. In addition, London-based market making in bonds and some arbitrage trading carried out by our European units suffered temporary interruptions. None of our other subsidiaries were directly affected.

Our revenues and operating profit depend on the volume and volatility of trading on the U.S. and European securities markets on which we operate. Because our trading operations in the United States were halted during the four days that United States equity and option exchanges were closed, and as a result of the transfer of options trading to the Philadelphia Stock Exchange which was not sufficiently equipped to handle the trading and transaction volumes of the American Stock Exchange when trading resumed on September 17, 2001, our revenues and operating profit were adversely affected. However, unusually heavy trading activity on the New York Stock Exchange in the days immediately following resumption of trading offered some compensation. None of our trading activities were significantly affected by the clearing and settlement difficulties some firms have reported, and we have identified no credit problems with receivables or other debtors.

On October 15, 2001, we announced that under Dutch GAAP, net income from ordinary activities for the nine months ended September 30, 2001 was approximately EUR73.0 million, or 27% lower than in the same period in 2000. We anticipate that under Dutch GAAP, net income from ordinary activities for the full year 2001 will be approximately 25% lower than in 2000, implying net income from ordinary activities for the full year 2001 of slightly more than EUR100.0 million. However, trading conditions in the fourth quarter are likely to remain difficult, and our ability to achieve our Dutch GAAP year-end earnings target could be adversely affected by a number of factors, including continued market instability and the high level of uncertainty in financial markets worldwide resulting from the tragic events in the United States of September 11, 2001.

There are certain significant differences between U.S. GAAP and Dutch GAAP, as a result of which the net income figures presented above will differ under U.S. GAAP. For a discussion of these differences, see “Annex A — Summary of Significant Accounting Differences Between Dutch GAAP and U.S. GAAP”. We do not expect to issue U.S. GAAP earnings guidance in future periods.

Results of Operations for the Six Months Ended June 30, 2000 and 2001

Revenues

The following table sets out certain information regarding our revenues by principal subsidiary for the six months ended June 30, 2000 and 2001.

	For the		For the
	six months		six months
	ended		ended		Period-on-
	June 30,	% of total	June 30,	% of total	period change
Company	2000	revenues	2001	revenues	(%)

	( EUR millions, except percentages)
Van der Moolen Specialists USA, LLC	EUR138.3	60.7%	EUR128.9	72.1%	(6.8)%
Van der Moolen Trading GmbH	39.2	17.2	18.3	10.2	(53.3)
Van der Moolen Effecten Specialist B.V.	31.8	14.0	17.1	9.6	(46.2)
Tague Van der Moolen, LLC	9.8	4.3	5.2	2.9	(46.9)
Van der Moolen Opties Amsterdam B.V.	3.2	1.4	3.2	1.8	—
Van der Moolen U.K., Ltd.	2.9	1.3	3.8	2.1	31.0
Van der Moolen Obligaties B.V.	2.6	1.1	2.3	1.3	(11.5)

Total	EUR227.8	100.0%	EUR178.8	100.0%	(21.5)%

Our revenues decreased by EUR49.0 million, or 21.5%, from EUR227.8 million for the six months ended June 30, 2000 to EUR178.8 million for the six months ended June 30, 2001. This decrease was caused primarily by 6.8%, 53.3% and 46.2% declines in revenues at Van der Moolen Specialists USA, Van der Moolen Trading and Van der Moolen Effecten, respectively. Van der Moolen Specialists USA accounted for 72.1% of our revenues for the six months ended June 30, 2001, compared with 60.7% of our revenues during the same period in 2000.

•	Specialist activities. Principal trading by our specialist operations decreased by EUR26.0 million, or 18.4%, falling from EUR141.5 million for the six months ended June 30, 2000 to EUR115.5 million for the six months ended June 30, 2001. During the period, revenues derived from principal trading activities at Van der Moolen Specialists USA decreased by 8.9% from EUR118.9 million to EUR108.3 million. This decrease was caused by a 20.0% decline in organic revenues, which was partially offset by a 7.0% increase in revenues attributable to the consolidation of the operations of Fagenson, Frankel & Streicher, which we acquired in June 2000, and a 4.0% increase in revenues attributable to currency gains resulting primarily from the appreciation of the dollar against the euro. The decline in organic revenues was primarily due to the loss of Van der Moolen Specialists USA’s appointment as specialist for Time Warner, which resulted from Time Warner’s merger with AOL. The decline was also caused by the sharp price declines in technology stocks in the United States during the period, which contributed to the 18.0% decrease in the dollar volume of the stocks for which Van der Moolen Specialists USA acted as specialist.

Revenues attributable to the specialist activities of Tague Van der Moolen decreased by EUR6.1 million, or 96.8%, from EUR6.3 million for the six months ended June 30, 2000 to EUR0.2 million for the six months ended June 30, 2001. This decline reflected a significant decrease in volatility on the Chicago Board Options Exchange, in particular during the second quarter of 2001.

At our European specialist operations, particularly Van der Moolen Effecten, revenues decreased by EUR9.0 million, or 60.4%, from EUR14.9 million for the six months ended June 30, 2000 to EUR5.9 million for the six months ended June 30, 2001. This decrease reflected reduced trading volumes on Euronext Amsterdam, particularly by retail investors.

•	Commissions from specialist activities. Commissions from specialist activities increased by EUR1.7 million, or 9.6%, from EUR17.8 million to EUR19.5 million in the first six months of 2000 and 2001, respectively. The majority of commission revenue in both periods was attributable to Van der Moolen Specialists USA, which had commissions from specialist activities of EUR12.7 million and EUR14.7 million for the six months ended June 30, 2000 and 2001, respectively. The remaining commissions from specialist activities were attributable to Van der Moolen Effecten and Van der Moolen Obligaties, which together decreased by EUR0.3 million, from EUR5.1 million for the six months ended June 30, 2000 to EUR4.8 million for the same period in 2001. Notwithstanding the results of the first six months of 2001 compared to the same period in 2000, as a general matter, the relative importance to our results of operations of commission revenues has been decreasing for a number of years, and we expect this trend will continue in future periods. This expectation is due in part to the elimination of the specialist function on Euronext Amsterdam, which is scheduled to occur in October 2001, as a result of which Van der Moolen Effecten and Van der Moolen Obligaties will lose the opportunity to capture commission revenues from specialist activities.

•	Market maker activities. Our revenues from market maker activities decreased by EUR24.2 million, or 37.1%, from EUR65.3 million for the six months ended June 30, 2000 to EUR41.1 million for the same period in 2001. This was principally the result of a EUR20.9 million, or 53.3%, decline in revenues in Germany attributable to Van der Moolen Trading’s market maker activities, which fell from EUR39.2 million for the six months ended June 30, 2000 to EUR18.3 million for the same period in 2001. This decrease reflected a fall in trading volume on the German exchanges. In the Netherlands, revenues from Van der Moolen Effecten’s market maker operations decreased by EUR5.2 million, or 40.3%, from EUR12.9 million for the six months ended June 30, 2000 to EUR7.7 million for the same period in 2001, primarily as a result of decreased trading volumes on the exchanges on which it operates. During the same periods, revenues attributable to Van der Moolen U.K.’s market making operations increased from EUR2.9 million to EUR3.8 million.

•	Net interest income from stock lending activities. Net interest income from stock lending activities declined by EUR0.5 million during the period, from EUR3.2 million to EUR2.7 million for the six months ended June 30, 2000 and 2001, respectively. All of the net interest income resulted from the activities of Van der Moolen Specialists USA, which experienced a decline in demand for stock lending activities as a result of continuing market volatility during the first six months of 2001.

Expenses

Our expenses decreased by EUR7.7 million, or 7.6%, from EUR101.8 million for the six months ended June 30, 2000 to EUR94.1 million for the same period in 2001. Van der Moolen Specialists USA, Van der Moolen Trading and Van der Moolen Effecten accounted for 55.7%, 10.9% and 9.8% of our expenses, respectively, for the six months ended June 30, 2001, compared with 47.8%, 15.9% and 15.9% of our expenses, respectively, for the same period in 2000.

•	Exchange, clearing and brokerage fees. Exchange, clearing and brokerage fees increased by EUR1.3 million, or 9.8%, from EUR13.3 million for the six months ended June 30, 2000 to EUR14.6 million for the same period in 2001. The increase primarily reflected the consolidation in June 2000 of the operations of Fagenson, Frankel & Streicher into Van der Moolen Specialists USA.

•	Employee compensation and benefits. Employee compensation and benefits decreased by EUR13.6 million, or 21.9%, from EUR62.1 million to EUR48.5 million in the first six months of 2000 and 2001, respectively. The substantial majority of this decrease was due to the decline in revenue-based incentive compensation accrued on behalf of our traders at Van der Moolen Specialists USA, Van der Moolen Trading and Van der Moolen Effecten that accompanied the decline in revenues from one period to the next. The decrease was partially offset by the addition of 23 new employees following the acquisition of Fagenson, Frankel & Streicher by Van der Moolen Specialists USA in June 2000. As a percentage of total revenues, the variable component of our personnel expenses, which comprises bonus payments to our personnel and is correlated with the development of our revenues, decreased to EUR25.3 million, or to 14.1% of our total revenues for the six months ended June 30, 2001, from EUR45.9 million, or 20.1% of our total revenues for the same period in 2000. Non-cash expenses related to our employee stock option plan were EUR1.9 million and EUR2.3 million for the six months ended June 30, 2000 and 2001, respectively.

•	General and administrative expenses. General and administrative expenses increased by EUR1.1 million, from EUR12.1 million for the six months ended June 30, 2000 to EUR13.2 million for the same period in 2001, principally as a result of our acquisition of Fagenson, Frankel & Streicher.

•	Depreciation and amortization. Depreciation and amortization increased during the period, from EUR7.9 million to EUR9.2 million for the six months ended June 30, 2000 and 2001, respectively. This increase primarily resulted from the additional amortization of intangible assets and goodwill resulting from the acquisition of Fagenson, Frankel & Streicher.

•	Information and communication expenses. Information and communication expenses increased by EUR2.2 million, from EUR6.4 million for the six months ended June 30, 2000 to EUR8.6 million for the same period in 2001. This increase was the result of additional communication, data retrieval and information services utilized due to the growth of our business. It was also the result of the rising cost of our electronic trading infrastructure in Europe, especially as a result of the creation of remote equity trading activities in London and Amsterdam, and investment in back office systems in Amsterdam.

Income from participating interests

Our income from participating interests declined from income of EUR0.4 million for the six months ended June 30, 2000 to a loss of EUR0.1 million for the same period in 2001.

Gain on disposal of long-term investments and investments in affiliates

We did not recognize any gain on disposal of long-term investments and investments in affiliates in either the first six months of 2000 or 2001.

Income before income taxes and minority interests

As a result of the foregoing factors, our income before income taxes and minority interests decreased by 32.6%, from EUR126.0 million for the six months ended June 30, 2000 to EUR84.9 million for the same period in 2001.

Provision for income taxes

Provision for income taxes decreased by 40.9%, from EUR43.6 million for the six months ended June 30, 2000 to EUR25.7 million for the same period in 2001. The provision for income taxes as a percentage of income before taxes and minority interests less minority interests, decreased from 41.6% for the six months ended June 30, 2000 to 38.2% for the same period in 2001. This decrease was a result of the decline in German income tax from 45.0% in 2000 to 40.0% in 2001 and our having used our Dutch finance vehicle in a tax efficient manner in connection with financing undertaken by the group.

Minority interest

Minority interest reflects that portion of our income before income taxes and minority interests that is contributed to the minority shareholders of our United States subsidiaries, Van der Moolen Specialists USA and Tague Van der Moolen, almost all of whom are active traders in these businesses. In future periods, minority interest will also reflect such contributions to the minority shareholders of Cohen, Duffy, McGowan. For each of the six months ended June 30, 2000 and 2001, the minority interest in our subsidiaries represented the minority interests in Tague Van der Moolen held by its individual members during the period and the minority interests in the New York Stock Exchange specialist companies that were combined to form Van der Moolen Specialists USA in June 2000. See “— Basis of preparation of the consolidated financial statements; Changes in group composition”. Income related to minority interest decreased by EUR3.7 million, or 17.3%, during the period from EUR21.2 million for the six months ended June 30, 2000 to EUR17.5 million for the same period in 2001. This was mainly due to the decrease in revenue in 2001 as described above.

Net income

As a result of the foregoing factors, our net income decreased by EUR19.6 million, or 32.0%, declining from EUR61.3 million for the six months ended June 30, 2000 to EUR41.7 million for the same period in 2001.

Results of Operations for the Years Ended December 31, 1999 and 2000

Revenues

The following table sets out certain information regarding our revenues by principal subsidiary for the years ended December 31, 1999 and 2000.

	For the year		For the year
	ended		ended
	December 31,	% of total	December 31,	% of total	Year-on-year
Company	1999	revenues	2000	revenues	change (%)

	( EUR millions, except percentages)
Van der Moolen Specialists USA, LLC	EUR143.1	63.7%	EUR289.9	64.3%	103%
Van der Moolen Trading GmbH	28.2	12.5	73.9	16.4	162
Van der Moolen Effecten Specialist B.V.	34.0	15.1	54.8	12.2	61
Tague Van der Moolen, LLC	8.8	3.9	16.0	3.5	82
Van der Moolen Opties Amsterdam B.V.	6.0	2.7	4.5	1.0	(25)
Van der Moolen U.K., Ltd.	1.2	0.5	6.7	1.5	458
Van der Moolen Obligaties B.V.	3.7	1.6	5.0	1.1	35

Total	EUR225.0	100.0%	EUR450.8	100.0%	100%

Our revenues doubled in 2000, rising by EUR225.8 million, from EUR225.0 million in 1999 to EUR450.8 million in 2000. This increase was generated primarily by the activities of Van der Moolen Specialists USA, Van der Moolen Trading and Van der Moolen Effecten which, for the year ended December 31, 2000, accounted for 64.3%, 16.4% and 12.2% of our revenues, respectively, compared with 63.7%, 12.5% and 15.1% of our revenues, respectively, in 1999.

•	Specialist activities. Principal trading by our specialist operations accounted for 67.4% of the increase in our total revenues during the period, rising by EUR152.1 million, from EUR129.6 million in 1999 to EUR281.7 million in 2000. The substantial majority of this increase was due to a EUR137.0 million, or 123.4%, increase in revenues derived from principal trading activities at Van der Moolen Specialists USA, which rose from EUR111.0 million in 1999 to EUR248.0 million in 2000. Approximately 64.0% of the increase in revenues at Van der Moolen Specialists USA reflected “organic growth”, which means revenues from continuing operations, excluding any contribution from businesses acquired and currency effects during the period, from higher trading volumes and continued volatility on the New York Stock Exchange in the stocks for which Van der Moolen Specialists USA acted as specialist. In addition, approximately 19.0% of the increase was attributable to our consolidation of the operations of New York Stock Exchange specialist Fagenson, Frankel & Streicher, which we acquired in June 2000, while 17.0% of the increase was attributable to the appreciation during the period of the dollar against the euro. Tague Van der Moolen specialist activities contributed additional revenue of EUR8.1 million in 2000, which represented an increase of EUR5.5 million over 1999. The increase primarily reflected Tague Van der Moolen’s results of operations only having been consolidated into our results of operations for nine months in 1999 compared with 12 in 2000.

The increase in revenues attributable to our specialist activities also benefited from improved principal trading by our European specialist operations, particularly Van der Moolen Effecten, where revenues rose during the period by EUR8.6 million, or 60.1%, from EUR14.3 million in 1999 to EUR22.9 million in 2000. In addition, revenues attributable to the specialist bond trading operations of Van der Moolen Obligaties increased by EUR1.0 million, or 58.8%, from EUR1.7 million in 1999 to EUR2.7 million in 2000. These increases reflected higher trading volumes and continued volatility of securities traded on Euronext Amsterdam as discussed above under “— Overview — Revenues”.

•	Commissions from specialist activities. Commissions from specialist activities increased by EUR5.5 million, or 16.4%, from EUR33.5 million for the year ended December 31, 1999 to EUR39.0 million for the year ended December 31, 2000. This majority of commission revenue in both periods was attributable to Van der Moolen Specialists USA, which had commissions from specialist activities of EUR26.8 million and

EUR29.6 million in 1999 and 2000, respectively. The remaining commissions from specialist activities were attributable to Van der Moolen Effecten and Van der Moolen Obligaties, which together accounted for EUR2.7 million of the increase during the period. As a percentage of our total revenues, commission revenue fell during the period, accounting for 8.7% of our total revenues in 2000, compared with 14.9% in 1999.

•	Market maker activities. Our revenues from market maker activities more than doubled during the period, rising from EUR57.8 million for the year ended December 31, 1999 to EUR123.7 million for the year ended December 31, 2000. Our European market making operations accounted for 90.3% of this increase. Van der Moolen Trading’s German and Swiss market maker activities, particularly those trading German equities on the Xetra platform, experienced dramatic revenue growth during the period. Van der Moolen Trading’s revenues more than doubled from EUR28.2 million in 1999 to EUR73.9 million in 2000. In the Netherlands, revenues from Van der Moolen Effecten’s market maker operations increased by EUR9.8 million, or 65.3%, rising from EUR15.0 million in 1999 to EUR24.8 million in 2000. During the same period, Van der Moolen Opties’ equities-related options trading operations experienced revenue decrease of 25%, from EUR6.0 million to EUR4.5 million in 1999 and 2000, respectively, and revenues attributed to Van der Moolen U.K.’s market making operations increased by EUR5.5 million, rising from EUR1.2 million in 1999 to EUR6.7 million in 2000. These increases were primarily caused by strong growth in trading volumes and continued volatility on the exchanges on which our German and Dutch subsidiaries operate as discussed above under “— Overview — Revenues”.

•	Net interest income from stock lending activities. Net interest income from stock lending activities increased by EUR2.1 million, or 50.0%, from EUR4.2 million for the year ended December 31, 1999 to EUR6.3 million for the year ended December 31, 2000. All of the net interest income resulted from the activities of Van der Moolen Specialists USA and reflected additional stock lending in response to increased demand for this service from other market participants.

Expenses

Our expenses increased by EUR96.4 million, or 83.9%, from EUR114.9 million for the year ended December 31, 1999 to EUR211.3 million for the year ended December 31, 2000. Van der Moolen Specialists USA, Van der Moolen Trading and Van der Moolen Effecten accounted for 50.1%, 14.6% and 14.0% of our expenses, respectively, for the year ended December 31, 2000, compared with 44.3%, 13.9% and 12.6% of our expenses, respectively, in 1999.

•	Exchange, clearing and brokerage fees. Exchange, clearing and brokerage fees increased by EUR10.3 million, or 56.6%, during the period, from EUR18.2 million in 1999 to EUR28.5 million in 2000. The increase primarily reflected organic growth in our businesses, as well as the purchase of Fagenson, Frankel & Streicher in June 2000.

•	Employee compensation and benefits. Employee compensation and benefits accounted for 69.0% of the increase in our total expenses during the period, rising by EUR66.5 million, from EUR57.3 million in 1999 to EUR123.8 million in 2000. The substantial majority, or 80%, of this increase was due to the sharp rise in our variable revenue-based incentive compensation that resulted from the rise in revenues during the year and our having added 60 new traders across the group during the period, while the remainder reflected higher general fixed labor costs. As a percentage of total revenues, the variable component of our personnel expenses, which comprises bonus payments to our personnel and is correlated with the development of our revenues, increased to EUR87.0 million, or to 19.3% of our total revenues, in 2000 from EUR33.8 million, or 15.0% of our total revenues, in 1999. Non-cash expenses related to our employee stock option plan were EUR2.8 million and EUR4.0 million in 1999 and 2000, respectively.

•	General and administrative expenses. General and administrative expenses increased by EUR8.0 million, or 41.9%, during the period, from EUR19.1 million in 1999 to EUR27.1 million in 2000. Of the EUR8.0 million increase, 45.0% was attributable to acquisitions during the period, 30.0% was attributable to the organic growth of our businesses during the period and 23.8% was attributable to currency effects.

•	Depreciation and amortization. Depreciation and amortization increased by EUR5.4 million, or 44.3%, from EUR12.2 million in 1999 to EUR17.6 million in 2000. This increase primarily resulted from the 77.4% increase in amortization of intangible assets and goodwill resulting from the series of acquisitions described above under “— Basis of preparation of the consolidated financial statements; Changes in group composition”.

•	Information and communication expenses. Information and communication expenses increased by EUR6.3 million, or 78.8%, from EUR8.0 million in 1999 to EUR14.3 million in 2000. This increase was the result of additional telephone, data retrieval and information services utilized due to the growth of our business.

Income from participating interests

Our income from participating interests decreased by 97.7% from EUR8.7 million in 1999 to EUR0.2 million in 2000. This decrease mainly reflects a EUR7.8 million fall in income as a result of our having fully consolidated the results of operations of Einhorn and Surnamer as from July 1999.

Gain on disposal of long-term investments and investments in affiliates

For the year ended December 31, 2000, gain on disposal of long-term investments and investments in affiliates was EUR11.0 million, compared with EUR66.3 million for the same period in 1999. The gain in 2000 reflected the sale of our 5.0% interest in Kas Associatie and our interest in the London Stock Exchange plc. The gain in 1999 reflected the sale of our 14.2% interest in New York Stock Exchange specialist LaBranche & Co. in connection with its initial public offering.

Income before income taxes and minority interests

As a result of the foregoing factors, our income before income taxes and minority interests increased by 31.0% during the period, from EUR187.6 million for the year ended December 31, 1999 to EUR245.7 million for the year ended December 31, 2000.

Provision for income taxes

Provision for income taxes increased by 8.0% during the period, from EUR72.2 million in 1999 to EUR78.0 million in 2000.

Minority interest

For each of the years ended December 31, 1999 and 2000, the minority interest in our subsidiaries represented the minority interests in Tague Van der Moolen held by its individual members during the period and the minority interests in the New York Stock Exchange specialist company Van der Moolen Specialists USA. See “— Basis of preparation of the consolidated financial statements; Changes in group composition”. Income related to minority interest increased by 116.0% during the period, rising from EUR20.1 million in 1999 to EUR43.4 million in 2000. This increase was almost entirely due to the increase in revenue in 2000 at Van der Moolen Specialists USA described above.

Net income

As a result of the foregoing factors, our net income increased by EUR29.0 million, or 30.5%, in 2000, rising from EUR95.2 million for the year ended December 31, 1999 to EUR124.2 million for the year ended December 31, 2000.

Liquidity and Capital Resources

We have financed our businesses primarily through capital contributions from our shareholders, the members or shareholders of our subsidiaries, the issuance of subordinated debt and short-term borrowings. As of June 30, 2001, we had EUR3.1 billion in assets, EUR25.4 million of which consisted of cash and cash equivalents. As of December 31, 2000, we had EUR2.8 billion in assets, EUR65.5 million of which consisted of cash and cash equivalents.

Our subsidiaries in the United States, Van der Moolen Specialists USA and Tague Van der Moolen, are registered broker-dealers that are subject to a variety of regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1, as well as in the case of Van der Moolen Specialists USA, net liquid assets. As of June 30, 2001, Van der Moolen Specialists USA’s and Tague Van der Moolen’s net capital, as defined, was $164.7 million (EUR194.4 million) and $1.8 million (EUR2.1 million), respectively, in excess of their respective net capital requirements, and Van der Moolen Specialists USA’s net liquid assets were approximately $17.3 million (EUR20.4 million) in excess of net liquid assets required. See “Business — Regulation — The United States”.

Our subsidiaries in the Netherlands are also subject to capital requirements. As of June 30, 2001, Van der Moolen Effecten and Van der Moolen Obligaties had net capital of EUR11.3 million and EUR2.5 million, respectively, which exceeded their respective net capital requirements on that date.

New York Stock Exchange Rule 326(c), which is applicable to Van der Moolen Specialists USA, also prohibits a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to any parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers, including Van der Moolen Specialists USA and Tague Van der Moolen, are required to notify the SEC prior to repaying subordinated borrowings, paying dividends and making loans to any parent, affiliate or employees, or otherwise entering into transactions which, if executed, would result in a reduction of 30% or more of their excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

Our indebtedness

Van der Moolen Holding N.V.

We have entered into the following loan agreements. Under most of these agreements, we are liable jointly and severally with some or all of our subsidiaries.

•	Eight term loans from seven corporate lenders in the aggregate amount of EUR35.9 million, of which EUR7.6 million is of a long-term nature. Interest rates on these loans range from 4.0% to 6.25%, and maturities range from October 2001 to January 2010.

•	A 4.05% term loan in the amount of EUR5.0 million from Levob Bank N.V., due on October 24, 2001.

•	A multi-purpose revolving facility for up to a maximum of EUR11.3 million from BNP Paribas S.A., in respect of which EUR10.0 million is outstanding and is due on October 31, 2001.

•	A multi-purpose revolving floating interest rate facility for up to a maximum of EUR50.0 million from Fortis Bank N.V., in respect of which EUR30.0 million is outstanding and is due on November 8, 2001.

•	A revolving credit facility from ABN AMRO Bank N.V. for up to a maximum amount of EUR35.2 million plus $1.0 million (EUR1.2 million). The facility has a floating interest rate. Currently, EUR10.0 million is outstanding and is due on November 30, 2001.

•	A multi-purpose revolving floating interest rate facility for up to a maximum of EUR15.0 million from Delta Lloyd Bank N.V., in respect of which EUR15.0 million is outstanding and is due on December 19, 2001.

•	A 4.0% term loan in the amount of EUR4.5 million from Friesland Bank N.V., due on December 20, 2001.

•	A 5.66% term loan in the amount of EUR22.7 million from ING Bank Mezzanine Fonds B.V., in respect of which EUR16.3 million remains outstanding. The loan is repayable in annual installments, the last of which is due on December 14, 2005.

•	Three revolving, floating interest rate facilities granted by ING Bank N.V. The maximum amounts available under these facilities are EUR74.9 million, EUR11.4 million and EUR11.4 million, respectively. No amounts are outstanding under these facilities.

We have also provided an irrevocable and unconditional guarantee in the maximum amount of $30.0 million (EUR35.4 million) to Van der Moolen U.K. in respect of the payment of all liabilities of Van der Moolen U.K. incurred in connection with the conduct of its business. In addition, Van der Moolen U.K. clears and settles its trades in the United Kingdom through two banks. We have agreed to provide a guarantee in respect of Van der Moolen U.K.’s obligations under this arrangement in an aggregate amount not to exceed $22.0 million (EUR26.0 million) at any one time.

Furthermore, we are liable for the liabilities of our wholly owned Dutch subsidiaries which arise out of legal acts by these subsidiaries, pursuant to the statement which we have issued in accordance with section 2:403 of the Dutch Civil Code.

Van der Moolen Specialists USA, LLC

Van der Moolen Specialists USA has entered into a subordinated note purchase agreement pursuant to which notes were issued in the aggregate principal amount of $20.0 million (EUR23.6 million). These notes mature on December 31, 2005 and bear interest at an annual rate of 8.0%. The holders of the notes may not call the notes before maturity and the company is not required to make payments of principal prior to the maturity date.

On August 3, 2001, Van der Moolen Specialists USA issued subordinated notes in the aggregate principal amount of $130.0 million (EUR153.4 million). A portion of the proceeds of this issuance was used to retire part of Van der Moolen Specialists USA’s pre-existing subordinated notes. Of the $130.0 million issued, $65.0 million (EUR76.7 million) matures on August 3, 2009, bears interest at an annual rate of 7.54% and is payable in three installments beginning on August 3, 2007, and $65.0 million (EUR76.7 million) matures on August 3, 2011, bears interest at an annual rate of 7.80% and is payable in five annual installments beginning on August 3, 2007. The purpose of this debt is to enable Van der Moolen Specialists USA to satisfy applicable New York Stock Exchange net capital requirements.

Van der Moolen Specialists USA also has subordinated liabilities currently amounting to $16.1 million (EUR19.0 million) that are related to exchange memberships contributed at market value by the members of Van der Moolen Specialists USA.

During 2000, Van der Moolen Specialists USA also increased and extended its available credit facilities. It has a committed syndicated line of credit with a consortium of banks in the amount of $165.0 million (EUR194.7 million) which remains undrawn. The credit facility may be used for working capital purposes.

In addition, Van der Moolen Specialists USA also has an uncommitted secured line of credit from an international bank in the aggregate amount of $75.0 million (EUR88.5 million) which remains undrawn. This line of credit may be used to finance certain of Van der Moolen Specialists USA’s operations or for general corporate purposes. See notes 10 and 13 to our consolidated financial statements.

Capital Expenditure

We have financed, and expect to continue to finance, our capital expenditure requirements primarily through the issuance of new share capital in the form of common shares and financing preferred shares, as well as from external financing and working capital. Our capital expenditure was EUR89.1 million and EUR95.9 million for the years ended December 31, 2000 and 1999, respectively. Our capital expenditure in 2000 reflected our acquisition of Fagenson, while in 1999, it almost entirely reflected the acquisition of our interests in Einhorn, Tague Van der Moolen and Surnamer for aggregate consideration of EUR92.9 million, as described above under “— Basis of preparation of the consolidated financial statements; Changes in group composition”.

In July and August 2001, our principal capital expenditure requirements were comprised of three acquisitions. The first was of a 51% interest in American Stock Exchange specialist and market maker Cohen, Duffy, McGowan and a 24.9% interest in an affiliate of Cohen, Duffy, McGowan for total aggregate consideration of $45.0 million (EUR52.3 million) plus $14.5 million (EUR16.9 million) for the capital accounts and additional capital contributions. The second was of a 75% interest in New York Stock Exchange specialist Scavone, McKenna, Cloud for $47.0 million (EUR53.4 million) plus $0.6 million (EUR0.7 million) for the capital accounts. The third acquisition was of a 75% interest in New York Stock Exchange specialist Stern & Kennedy for $19.0 million (EUR21.6 million) plus $7.2 million (EUR8.1 million) for the capital accounts. The operations of Scavone, McKenna, Cloud and Stern & Kennedy have been combined with those of Van der Moolen Specialists USA since August 1, 2001. These two acquisitions resulted in the New York Stock Exchange increasing Van der Moolen Specialists USA’s net liquid asset requirement by $51.0 million (EUR60.2 million) to $198.0 million (EUR233.7 million). See “Information on the Company — Our Business — Van der Moolen Specialists USA, LLC” and “— Cohen, Duffy, McGowan & Co., LLC”.

We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our anticipated working capital, regulatory capital and capital expenditure requirements through the end of 2001. We may, however, need to raise additional funds, among other things to increase the capital available to us for our inventory positions, support more rapid expansion or respond to unanticipated capital requirements.

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

We have a two-tier board structure consisting of a management board (directie), which manages our business, and a supervisory board (raad van commissarissen), which supervises and advises our management board.

Supervisory Board

Our supervisory board must approve certain resolutions of our management board, which are specified in our articles of association and are set forth under “Management Board” below. In addition, our supervisory board may give our management board written notice of other corporate actions that it wishes to approve. In fulfilling their duties, all members of our supervisory board must serve our best interests.

Our articles of association provide that our supervisory board must have at least three members. Under Dutch law, supervisory board members cannot serve as members of our management board.

Our supervisory board members are appointed by the general meeting of shareholders for terms ending on the date of the general meeting of shareholders that is held in the fourth year after the date of their appointment. Our supervisory board members retire according to a rotation plan that the supervisory board establishes, and they may be reappointed.

Our supervisory board appoints its own chairman and a substitute chairman. Passing supervisory board decisions requires an absolute majority of the votes cast at a meeting of our supervisory board in which the majority of its members is present or represented. An absolute majority means a majority of the votes cast at such a meeting. The chairman of our supervisory board, two of its members and our management board may request a meeting of our supervisory board.

A supervisory board member must retire at the annual general meeting of shareholders in the year in which he turns 72. A supervisory board member can be suspended or dismissed at any time by a resolution of our general meeting of shareholders passed by two-thirds of the votes cast. This vote must represent more than one-half of our issued share capital outstanding at the time of the vote. A simple majority of votes can suspend or dismiss a supervisory board member if the supervisory board proposes the measure. Within three months after a suspension, our general meeting of shareholders must either dismiss the supervisory director or terminate the suspension.

The general meeting of shareholders determines the supervisory board members’ compensation. We pay our supervisory board members in cash and will reimburse them for their expenses. See “— Compensation”.

Our supervisory board consists of five members. Our supervisory board members are:

Name	Age	Position	Expiry of term

G. Hans A. Kroon	58	Chairman	2005
Syb Bergsma	64	Deputy Chairman	2004
Jan Aalberts	61	Member	2002
Gerrit H. de Marez Oyens	60	Member	2002
Gerard L. van den Broek	60	Member	2004

G. Hans A. Kroon joined us in 1960, when our company was structured as a partnership, and became a partner in 1970. Subsequently, he became a member and ultimately chairman of our management board. He resigned from the management board and became a member of our supervisory board on March 20, 1997, and was elected chairman of our supervisory board in April 1998. He continues to serve as chairman of our supervisory board.

Syb Bergsma has served as a member of our supervisory board since September 27, 1996. He holds a Ph.D. in Economics from the University of Amsterdam. Mr. Bergsma has been a professor of financial management and dean of postgraduate studies at the University of Amsterdam since January 1997. Prior to that, he was executive vice president for financial affairs at Akzo Nobel N.V., a chemical and pharmaceutical manufacturer. He is also a member of the supervisory boards of ASM Lithography Holding N.V., a semiconductor equipment manufacturer, European Assets Trust N.V., a closed-end mutual fund business, UPM Holding B.V., a venture capital fund, and Generali Verzekeringsgroep N.V., a property/ casualty and life insurer. He serves on the advisory board of Ernst & Young N.V.

Jan Aalberts has served as a member of our supervisory board since April 9, 1998. He is president and chief executive officer of Aalberts Industries N.V., a machine components manufacturer. He has been a member of supervisory boards of several companies in the Netherlands, and is currently a member of the supervisory board of NeSBIC Groep B.V., a venture capital investment company, Stork N.V., an industrial supplier of machine components, systems and services for various industries, and Boskalis Westminster N.V., a dredging company. He is member of the managing board of the FMW-CMW, a trade association for firms active in the metal and electrotechnical industries.

Gerrit H. de Marez Oyens has served as a member of our supervisory board since April 9, 1998. He was secretary general of the International Federation of Stock Exchanges in Paris from 1990 to February 2001. He holds a degree in law from the University of Leiden. From 1975 to 1990, Mr. de Marez Oyens worked for Amsterdam Exchanges N.V., becoming secretary general in 1984.

Gerard L. van den Broek has been a member of our supervisory board since April 3, 1996. He holds a degree in law from the Erasmus University of Rotterdam. After working as a member of the management team of Nederlandse Credietverzekering Maatschappij until 1978, he subsequently joined in 1982 Spencer Stuart Management Consultants, a management consultancy and executive recruiting firm, where he was a partner until May 2001. He also serves on the supervisory board of Alusuisse Holdings Nederland B.V., an aluminum refiner and component manufacturer.

The business address of each supervisory board member is the address of our principal executive office in Amsterdam, the Netherlands.

Management Board

Our management board manages our general affairs and business under the supervision of our supervisory board, and is authorized to represent us. Under our articles of association, the management board requires prior approval of the supervisory board for resolutions to:

(a)	issue and acquire shares and debt instruments issued by us or debt instruments issued by a limited partnership or a general partnership of which we are the fully liable general partner;

(b)	cooperate with the issuance of depositary receipts for shares;

(c)	apply for the listing or withdrawal of the listing of the instruments referred to in (a) and (b) above on the official list of any stock exchange;

(d)	enter into or terminate a continuing co-operation with another legal person or company or as a fully liable partner in a limited partnership or a general partnership, if such co-operation or the termination thereof is of far-reaching significance to us;

(e)	acquire, or materially increase or decrease the value of, a participation in the share capital of another company where the value of such participation equals or exceeds one-tenth of our issued share capital and reserves (as stated on our balance sheet and the explanatory notes thereto), or cause a dependent company to do the same;

(f)	enter into any investment requiring an amount equal to or exceeding one-tenth of our issued share capital and reserves (as stated on our balance sheet and the explanatory notes thereto);

(g)	propose to amend our articles of association;

(h)	propose to dissolve Van der Moolen Holding N.V.;

(i)	file for bankruptcy or a suspension of payments;

(j)	terminate the employment of a substantial number of our employees or those of a dependent company at the same time or within a short period of time;

(k)	effect a far-reaching change to the employment conditions of a substantial number of our employees or those of a dependent company;

(l)	propose to decrease our issued share capital;

(m)	propose to merge or demerge in accordance with Dutch law; and

(n)	issue shares of a company in which we participate to third parties, or restrict or exclude the pre-emptive rights of the existing shareholders of that company in connection with such issuance.

Under Dutch law, in certain circumstances, management board actions may require the approval of the general meeting of shareholders. See “Additional Information — Share Capital”.

Our management board must have two or more members. Our supervisory board determines the size of our management board. Our general meeting of shareholders appoints the members of our management board from binding nominations made by our supervisory board. There must be at least two nominees for each vacancy on our management board. The general meeting of shareholders can override these binding nominations by a vote of two-thirds of the votes cast. This vote must represent more than one-half of our issued share capital outstanding at the time of the vote. If our supervisory board does not nominate anyone for a specific position on the management board within 30 days after a vacancy has occurred, our general meeting of shareholders can appoint a replacement by an absolute majority of votes.

Our management board shall establish rules governing its internal organization. Our supervisory board must approve the adoption of, and any changes to, these rules. Our management board may, subject to approval from our supervisory board, charge each member of the management board with particular duties.

A management board member can be suspended or dismissed by a resolution of two-thirds of the votes cast at a shareholders’ meeting. This vote must represent more than one-half of our issued share capital outstanding at the time of the vote. An absolute majority of votes can suspend or dismiss a management board member if the supervisory board proposes the measure. Our supervisory board may also suspend (but not dismiss) a member of our management board. If, within three months after a suspension, our general meeting of shareholders has not decided to either dismiss the management board member or terminate the suspension, the suspension shall terminate automatically.

Our supervisory board determines the compensation and benefits of the members of our management board.

The business address of each member of our management board is the address of our principal executive office in Amsterdam, the Netherlands.

The members of our management board are:

Name	Age	Position

Friedrich M. J. Böttcher	55	Chairman of the management board
Frank F. Dorjee	41	Chief financial officer

Friedrich M. J. Böttcher has been the chairman of our management board since January 2000, having been a member of the management board since January 1997. Prior to that, he was a member of the management boards of the Amsterdam branch of Barclays Bank International Ltd. and Barclays Kol & Co N.V. and the management board of Friesch-Groningsche Hypotheekbank N.V. He was also the chairman of the management board of CVB Bank N.V. until October 1992. From 1992 to 1996, Mr. Böttcher was deputy chairman of SNS Bank Nederland N.V. He currently serves as a member of the supervisory board of Financiële Diensten Amsterdam B.V.

Frank F. Dorjee joined us on October 15, 2000, was appointed chief financial officer on January 1, 2001 and became a managing director with effect from April 11, 2001. He holds masters degrees from the University of Amsterdam in business economics, tax economics and tax law. He is a certified public accountant and became a partner of KPMG Accountants N.V. in 1995.

Compensation

Compensation of our supervisory board

Each of our supervisory board members receives a yearly fee. Additionally, each supervisory board member is reimbursed for expenses in connection with attendance at, and travel to and from, supervisory board meetings. In accordance with the employment agreements to which some of our supervisory board members are a party, compensation must be paid to the organizations for which our supervisory board members work, rather than to the members themselves. The total amount paid to our supervisory board during 2000, including to their employers, as the case may be, and as reported to the Dutch tax authorities, was approximately EUR0.13 million.

No loans are outstanding to members of our supervisory board.

Compensation of our management board

The aggregate annual base salary compensation that our management board members received during 2000 was EUR0.7 million. The members of our management board are eligible to participate in our Equity Stock Option Plan. In accordance with the terms and conditions of their employment contracts, management board members are eligible for a bonus. Bonus payments depend on our financial results and individual performance. For the year ended December 31, 2000, the aggregate amount of bonuses we paid to our management board members was EUR1.5 million. Members of management also received an aggregate amount of EUR0.2 million for relocation expenses.

For the year ended December 31, 2000, we set aside EUR53,907 for Mr. Böttcher and EUR6,307 for Mr. Dorjee to provide for retirement benefits.

No loans are outstanding to members of our management board.

Board Practices

Both members of our management board have entered into employment contracts with Van der Moolen Holding N.V. whereby, under certain circumstances, they each receive fixed compensation in the event their employment terminates. Friedrich Böttcher is entitled to EUR1,181,719 in the event his termination results from a change in control of Van der Moolen Holding N.V. and EUR945,375 in the event his termination results from a dispute with the supervisory board. Frank Dorjee is entitled to receive one year’s salary in the event his termination results from a change in control of Van der Moolen Holding N.V. or occurs within 18 months of October 15, 2000, the commencement of his employment.

No other members of our supervisory board or management board are entitled to any benefits (apart from pension or similar retirement benefits as described under “— Compensation of our management board”) upon termination of their employment by Van der Moolen Holding N.V.

Equity Stock Option Plan

We have established a stock option plan with respect to our management and employees. Under this plan, members of our management board and other specified employees may be granted an option to acquire a specified number of common shares. The exercise price for all options issued and outstanding to date is between EUR6.63 and EUR33.81.

On June 30, 2001, the number of options outstanding was 1,274,019. The total number of unexercised outstanding options held by members of our management board as a group on June 30, 2001 was, on the same basis, 142,650. On August 1, 2001, we granted 240,000 options to certain members and senior traders of Van der Moolen Specialists USA in consideration for their having taken part in the negotiations to acquire and integrate Scavone, McKenna, Cloud and Stern & Kennedy. The exercise price of these options is €27.30, which was the opening price of our common shares on Euronext Amsterdam on August 1, 2001, the date of closing of the acquisitions.

The options we grant at present are immediately exercisable, with the exception of some of the options granted to employees of Van der Moolen U.K., which may not be exercised for a period of three years from the date of grant. The exercise period of our options ranges from four to ten years.

If employees cease to be employed by us, their unexercised options are cancelled. Furthermore, any options exercised are subject to a forfeiture period of three years during which the relevant employee must remain employed with us or forfeit 80% of any benefits derived from the exercise of the options.

The following table provides certain information regarding our common shares and options in respect thereof held by members of our management board.

	Total number of		Expiration	Exercise
Name of Holder	common shares	Options held(1)	date(s)	price(s)(1)

Friedrich M.J. Böttcher	—	45,000	2003	EUR18.17
		45,000	2004	EUR16.17
		45,000	2005	EUR30.18
Frank F. Dorjee	—	7,650	2004	EUR33.81

Total	—	142,650

Note:

(1)	Exercise prices have been adjusted for the three-for-one share split that occurred on May 1, 2001.

For further information regarding stock options, including the accounting impact and vesting of these options, see note 18 to our consolidated financial statements included elsewhere in this registration statement.

With the exception of Gerard L. van den Broek, who holds 47,922 common shares, none of the members of our supervisory board hold any common shares or financing preferred shares or options in respect of common shares or financing preferred shares of Van der Moolen Holding N.V.

Internal Code for the Prevention of Insider Trading

We have adopted a code on insider trading consistent with Dutch laws and regulations on insider trading.

Limitation of Liability and Indemnification Matters

Pursuant to Dutch law, each member of our supervisory and management boards is responsible to us for the proper performance of his or her assigned duties. They are also responsible for taking measures to prevent the consequences of any improper performance of duties by another member of our supervisory board or our management board. Our articles of association provide that our managing board members and our supervisory board members are discharged from liability for their actions as board members if our general meeting of shareholders adopts a resolution to that effect. With respect to their activities in 2000, this was done at the annual general meeting of shareholders on April 11, 2001. This discharge extends only to actions or omissions disclosed in or apparent from the adopted annual accounts or otherwise communicated to our general meeting of shareholders.

This discharge of liability may be limited by mandatory provisions of Dutch law, such as in the case of bankruptcy. Under Dutch law, our supervisory board members and members of our management board generally cannot be held personally liable for decisions made exercising their reasonable business judgment.

Business Guard insurance is provided to the directors and officers of Van der Moolen Holding N.V. and its subsidiaries. This policy covers each insured, which includes past, present and future directors and officers, for any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or act by the directors or officers in their respective capacities as such, or any matter claimed against them solely by reason of their status as a director or officer, subject to certain exceptions.

Employees

The following table provides information about the number of employees who worked for us and each of our principal subsidiaries as of December 31, 1998, 1999 and 2000 and the six months ended June 30, 2001.

	As of December 31,
				As of June 30,
Company	1998	1999	2000	2001

Van der Moolen Holding	25	29	27	27
Van der Moolen Specialists USA	150	167	212	217
Tague Van Der Moolen	—	50	50	53
Van der Moolen Effecten	22	26	34	30
Van der Moolen Trading	26	29	30	25
Van der Moolen Opties Amsterdam	11	14	19	15
Van der Moolen U.K.	14	9	10	37
Van der Moolen Obligaties	4	4	4	4
Other	57	8	—	—

Total	309	336	386	408

The following table provides information about the number of the group’s employees by function as of December 31, 1998, 1999 and 2000 and the six months ended June 30, 2001.

	As of December 31,
				As of June 30,
Function	1998	1999	2000	2001

Traders	232	262	271	272
Administration and support	32	23	68	87
Operating company management	25	20	17	15
Holding company management and staff	14	21	16	17
Technology support	6	10	14	17

Our acquisitions of Cohen, Duffy, McGowan; Scavone, McKenna, Cloud; and Stern & Kennedy resulted in the addition of 88 employees to the group.

Our employees are not covered by a collective bargaining agreement. We have never experienced an employment-related work stoppage. We consider our employee relations to be good.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information concerning the beneficial ownership of our outstanding share capital, which is comprised of our common shares, financing preferred A shares and financing preferred B shares as of August 10, 2001 by:

•	each shareholder who is known by us to beneficially own 5% or more of our outstanding share capital; and

•	our supervisory board and management board as a group.

Percentage of beneficial ownership is based on an aggregate of 38,072,220 shares outstanding, representing 42,182,196 votes, composed of 37,439,916 common shares, 241,000 financing preferred A shares and 391,304 financing preferred B shares. The totals underlying these percentages comprise, for each individual shareholder, both the total number of shares outstanding and the number of shares underlying options held by the individual shareholder.

	Shares beneficially owned(1)

		Number of	Number of	Voting interest
	Number of	financing	financing	in outstanding
	common	preferred A	preferred B	share capital(2)
Beneficial owner	shares	shares	shares	(%)

ING Groep N.V.(3)	3,205,464	—	—	7.6
Fortis Groep N.V.(3)	478,008	—	326,087	6.9
NIB Capital N.V.(3)	1,946,068	—	21,739	5.0
Ducatus N.V.(3)(4)	—	241,000	43,478	5.1
Shares held by our supervisory board members as a group	47,922	—	—	0.1
Shares held by our management board members as a group	—	—	—	—
Shares held by the public	31,762,454	—	—	75.3

Total	37,439,916	241,000	391,304	100

Notes:

(1)	Under Rule 13d-3 of the United States Securities Exchange Act of 1934, as amended, more than one person may be deemed to beneficially own certain common shares (if, for example, persons share the power to vote or the power to dispose of the common shares). In addition, a person is deemed to beneficially own common shares if the person has the right to acquire the common shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. As a result, the percentage of outstanding common shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of common shares actually outstanding. These numbers include options held by shareholders because options are exercisable on grant.

(2)	Holders of our common shares, financing preferred A shares and financing preferred B shares vote as a single class on all matters requiring a shareholder vote. Each common share carries one vote and each financing preferred A share and each financing preferred B share carries 7.5 votes.

(3)	Common share ownership interests for these shareholders are not publicly available. Accordingly, the number is estimated by us, in part based on notifications shareholders were required to make pursuant to Dutch law when they reach a threshold interest of 5% and again at 10%. Our estimates are based on information available to us as of August 29, 2001.

(4)	All financing preferred A shares and financing preferred B shares previously held by F. van Lanschot Bankiers N.V. were transferred to Ducatus N.V. on August 29, 2001.

None of our major shareholders has voting rights which differ from those of our other shareholders.

Related Party Transactions

Within the last 12 months, members of our supervisory and management boards have not entered into any transactions involving our shares.

Van der Moolen Specialists USA makes payments to certain of its members, including the members of its management committee, in respect of seats in the New York Stock Exchange which they own of record or of which they are the beneficial owner. For the years ended December 31, 1999 and 2000, and for the six months ended June 30, 2001, Van der Moolen Specialists USA paid EUR1.6 million, EUR1.4 million and EUR1.2 million, respectively, in respect of these seats.

Item 8: FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 18 for a list of all financial statements filed as part of this registration statement. For information on legal proceedings, please refer to “Information on the Company” above.

Dividends and Dividend Policy

Our general meeting of shareholders has the discretion to determine whether we will pay dividends on our common shares in the future following any setting aside of funds by our management board with the prior approval of our supervisory board. Dividends may be paid out of retained earnings that have not been appropriated to statutory reserves or paid to holders of our financing preferred shares and preferred shares. Shareholders may be given the option of receiving the dividend in cash, in common shares, or in a combination of cash and common shares following a proposal by the management board and approval of the supervisory board. While our management board may, with the approval of the supervisory board, determine that an interim dividend shall be paid, payouts in past years have been in the form of a single annual dividend. Dividends may be subject to a deduction of Dutch withholding tax. See “Additional Information — Taxation”. Any dividends that are not claimed within five years of their declaration revert to us.

The principal source of funds for the payment of dividends by us has been, and will continue to be, interest, dividends, if any, loan repayments and other inter-company cash flows received from our subsidiaries. The determination of each subsidiary’s ability to pay dividends is made independently in accordance with the law of the jurisdiction in which it is incorporated. Earnings of our subsidiaries may not be distributed to our shareholders until received as dividends by us and subject to applicable Dutch law. No assurance can be given that we will have sufficient earnings to pay any cash dividends in any future period.

The table below sets forth certain information regarding the dividends declared payable in respect of our common shares to the holders of record at December 31 of the years indicated and has been adjusted to reflect our five-for-two share split on October 31, 1997 and our three-for-one share split that took effect on May 1, 2001. The dividends for each of the years below were paid in the immediately following year.

	Dividends per				Total dividends paid on our
	common share				common shares

Year ended December 31,	EUR		$		(EUR thousands)	($ thousands)

1996	0.32	(1)	0.27	(1)	8,243	6,985
1997	0.76	(2)	0.64	(2)	22,735	19,266
1998	0.91	(3)	0.77	(3)	30,662	25,983
1999	0.92	(4)	0.78	(4)	32,306	27,376
2000	1.50	(5)	1.27	(5)	56,016	47,468

Notes:

(1)	EUR0.32 ($0.27) in cash and one warrant exercisable into one common share for every ten common shares held.

(2)	EUR0.76 ($0.64) in cash or, alternatively, EUR0.30 ($0.25) in cash and EUR0.46 ($0.39) in common shares.

(3)	EUR0.91 ($0.77) in cash or, alternatively, EUR0.30 ($0.25) in cash and EUR0.61 ($0.52) in common shares.

(4)	EUR0.92 ($0.78) in cash or, alternatively, EUR0.33 ($0.28) in cash and EUR0.59 ($0.50) in common shares.

(5)	Paid in cash only.

In 1997, 1998 and 1999, holders of our common shares elected to receive a portion of the dividend declared in respect of that year in the form of common shares. Accordingly, we issued 711,762, 651,456 and 909,903 common shares in respect of the dividends declared in each of the years ended December 31, 1997, 1998 and 1999, respectively. The number of common shares indicated are adjusted to reflect our three-for-one stock split that took effect on May 1, 2001.

We have had a policy of paying at least 40% of our net income from ordinary activities less minority interest, calculated in accordance with Dutch GAAP, to our holders of common shares in the form of dividends, subject to, among other things, our liquidity and capital position and our expected financing requirements. For the years ended December 31, 1996, 1997, 1998, 1999 and 2000, we paid 48.0%, 44.9%, 48.1%, 42.8% and 40.1%, respectively, of our net income from ordinary activities less minority interest, calculated in accordance with Dutch GAAP, to our common shareholders in the form of dividends. The payment of any future dividends will be recommended, based on net income from ordinary activities less minority interest, by our management board in light of the conditions then existing, including our financial performance, liquidity position, capital position, future financing requirements and other factors.

Dividends on Financing Preferred Shares

We currently have 241,000 financing preferred A shares and 391,304 financing preferred B shares outstanding. Our financing preferred shares are finance shares which we may issue to raise capital. We pay dividends on our financing preferred shares. The dividend is calculated on the basis of the basic yield applicable to the relevant class of financing preferred shares as described in the terms and conditions attaching to such shares, which normally reflect market interest rates.

The following tables set forth certain information regarding the dividends declared on our financing preferred A and B shares to the holders of record at December 31 of the years indicated. The dividends for each of the years below were paid in the immediately following year.

	Dividends per		Total dividends paid on
	financing		financing
	preferred A share		preferred A shares

Year ended December 31,	EUR	$	(EUR thousands)	($ thousands)

1997	2.70	2.29	585	496
1998	2.70	2.29	585	496
1999	2.70	2.29	585	496
2000	2.48	2.10	586	497

	Dividends per		Total dividends paid on
	financing		financing
	preferred B share		preferred B shares

Year ended December 31,	EUR	$	(EUR thousands)	($ thousands)

1998	0.14	0.12	56	47
1999	5.76	4.88	2,255	1,911
2000	5.76	4.88	2,255	1.911

Significant Changes

Please refer to “Operating and Financial Review and Prospects” above.

Item 9: THE OFFER AND LISTING

Listing Details

Our common shares are listed on Euronext Amsterdam under the symbol “MOO” and are included in the AEX Midkap Index.

The tables below show the high and low closing prices in euro and the average daily volume of trading activity on Euronext Amsterdam for our common shares since January 1, 1996, adjusted for our five-for-two stock split that took effect on October 31, 1997 and our three-for-one stock split that took effect on May 1, 2001.

The following table sets out common share trading information on a yearly basis for the last five fiscal years as provided by Datastream:

	Common share
	price		Average daily
			trading
	High	Low	volume(1)

	(in euro per		(number of
	share)		common shares)
Period
1996	EUR5.51	EUR3.42	162,558
1997	11.37	5.31	295,862
1998	43.12	9.08	448,970
1999	23.88	14.80	256,800
2000	34.82	14.22	476,824

Note:

(1)	Average daily trading volume is provided by Datastream. We assume that a number of transactions are counted more than once due to the nature of the exchange’s reporting systems.

The following table sets out common share trading information on a quarterly basis for the periods indicated as provided by Datastream:

	Common share
	price		Average daily
			trading
	High	Low	volume(1)

	(in euro per		(number of
	share)		common shares)
Period
1999
First quarter	EUR23.88	EUR18.30	338,187
Second quarter	22.50	19.67	260,653
Third quarter	21.08	17.08	162,321
Fourth quarter	18.03	14.80	270,291
2000
First quarter	17.07	14.22	252,886
Second quarter	21.30	15.05	410,369
Third quarter	30.47	19.10	676,867
Fourth quarter	34.82	26.77	562,344
2001
First quarter	42.00	28.00	841,834
Second quarter	39.30	30.85	693,790
Third quarter	31.85	17.65	482,414

Note:

(1)	Average daily trading volume is provided by Datastream. We assume that a number of transactions are counted more than once due to the nature of the exchange’s reporting systems.

The following table sets out common share trading information on a monthly basis for each of the last six months as provided by Datastream:

	Common share
	price		Average daily
			trading
	High	Low	volume(1)

			(number of
	(in euro per		common
	share)		shares)
Month ended
April 30, 2001	EUR35.50	EUR31.60	EUR841,750
May 31, 2001	39.30	32.50	565,776
June 30, 2001	38.85	30.85	701,590
July 31, 2001	31.85	25.15	640,573
August 31, 2001	28.75	25.15	269,865
September 30, 2001	26.2	17.65	552,870

Note:

(1)	Average daily trading volume is provided by Datastream. We assume that a number of transactions are counted more than once due to the nature of the exchange’s reporting systems.

We have applied to have our ADSs, each representing one common share, listed on the New York Stock Exchange under the symbol “VDM”. This application was approved by our management board and our supervisory board on September 26, 2001, and we expect that listing of the ADSs on the New York Stock Exchange will take place on October 18, 2001. We also expect that trading in the ADSs on the New York Stock Exchange will be possible on October 18, 2001 starting at 9:30 am, New York time.

Item 10: ADDITIONAL INFORMATION

General

We were incorporated under the name Van der Moolen & Co. on July 1, 1892. Our business was originally organized in the form of a general partnership. On December 10, 1986, our business was contributed to a newly incorporated limited liability company (naamloze vennootschap) by a deed executed before Steven Perrick, civil law notary. In December 1986, we were admitted to listing on the official segment of the Amsterdam Stock Exchange, currently named Euronext Amsterdam. We are registered in the trade register of the Chamber of Commerce and Industry for Amsterdam under number 33000644. The statement of no objection of the Minister of Justice in respect of our deed of incorporation was issued on December 8, 1986 under number N.V. 312.008.

Our corporate seat is in Amsterdam, the Netherlands, and we have our principal office at Keizersgracht 307, 1016 ED Amsterdam, the Netherlands and our telephone number is +31 20 535 6789.

Our objects, which are set out in Article 3 of our articles of association, include participating in, having control over, managing and financing other enterprises and companies.

Share Capital

Our authorized share capital amounts to EUR15,840,000 divided into: 54,000,000 common shares with a par value of EUR0.08 each, 1,200,000 financing preferred shares of each of the classes A, B, C, D and E (or 6,000,000 financing preferred shares in aggregate for the classes A, B, C, D and E), and 13,200,000 preferred shares. All financing preferred shares and preferred shares have a par value of EUR0.60.

On August 10, 2001, 37,439,916 common shares, 241,000 class A financing preferred shares and 391,304 class B financing preferred shares were issued and outstanding.

The following table sets forth changes in our issued share capital for the periods indicated (as adjusted to reflect our three-for-one stock split that took effect May 1, 2001).

	Common shares	Financing preferred	Financing preferred
As of	in issue	A shares in issue	B shares in issue

December 31, 1997	27,978,075	216,000	—
December 31, 1998(1)	33,343,086	216,000	391,304
December 31, 1999(2)	34,569,018	216,000	391,304
December 31, 2000(3)	37,061,811	236,000	391,304
September 30, 2001(4)	37,439,916	241,000	391,304

Notes:

(1)	Reflects the issuance of 711,762 common shares in connection with the optional share dividend declared in respect of the 1997 fiscal year and the exercise of warrants and employee options in respect of 2,977,716 common shares. In 1998 we also issued 1,200,000 common shares at a price of EUR35.50 per share to an investor in the Netherlands via a private placement and 475,533 common shares at a price of EUR15.70 per share as part of the consideration payable by us to the sellers of New York Stock Exchange specialist Lawrence, O’Donnell, Marcus LLC in October 1998. Finally, we issued 391,304 financing preferred B shares at a price of EUR104.40 per share to F. van Lanschot Bankiers N.V., NIB Capital N.V. and AMEV Stad Rotterdam Verzekeringsgroep (ASR) N.V. (which was subsequently acquired by Fortis N.V.) in order to raise capital.

(2)	Reflects the issuance of 651,456 common shares in connection with the optional share dividend declared in respect of the 1998 fiscal year and the exercise of warrants and employee options in respect of 574,476 common shares.

(3)	Reflects the issuance of 909,903 common shares in connection with the optional share dividend declared in respect of the 1999 fiscal year and the exercise of warrants and employee options in respect of 1,582,890 common shares. In 2000 we also issued 20,000 financing preferred A shares at a price of EUR46.10 per share to F. van Lanschot Bankiers N.V. in order to prevent their dilution for Dutch tax purposes.

(4)	Reflects the exercise of employee options in respect of 378,106 common shares and the issuance of 5,000 financing preferred A shares at a price of €44.78 per share to F. van Lanschot Bankiers N.V. in order to prevent their dilution for Dutch tax purposes. All financing preferred A shares and financing preferred B shares previously held by F. van Lanschot Bankiers N.V. were transferred to Ducatus N.V. on August 29, 2001.

Description of Shares and Key Provisions of our Articles of Association

Set out below is a summary of material information concerning our shares, which are our common shares together with our financing preferred shares and our preferred shares, and related material provisions of our articles of association and of Book 2 of the Dutch Civil Code (Boek 2 van het Burgerlijk Wetboek). This summary is qualified in its entirety by reference to our articles of association and to Dutch law.

Common shares

Our common shares may be issued in bearer or registered form and will be in bearer form unless the shareholder indicates otherwise in writing. Only bearer common shares can trade on Euronext Amsterdam.

Bearer common shares

All of our bearer common shares will be embodied in a single global share certificate which will not be exchanged for single or multiple physical securities and which we will deposit with (Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.), also called NECIGEF, for safekeeping on behalf of the parties entitled to the common shares in bearer form. The common shares represented by the single global share certificate may only be transferred through the book-entry system maintained by NECIGEF. A participant in the collective deposit (verzameldepot) of a securities institution admitted to NECIGEF may, at his or her own expense, require conversion of one or more of his or her bearer common shares into common shares in registered form.

Registered common shares

We enter holders of issued and outstanding registered common shares in the register of shareholders. We do not issue share certificates for registered common shares. However, the shareholder may request an extract from the shareholders’ register regarding the common shares registered in his or her name. We are required to provide this free of charge. Dutch law requires that transfers of registered common shares be recorded in a written instrument to which we are a party or which is served on us, or that the transfer be acknowledged by us. There are currently no holders of common shares entered in the register.

Financing preferred shares

We are authorized to issue financing preferred shares to raise capital. Financing preferred shares can be issued in bearer or registered form at the option of the management board, subject to the approval of the supervisory board. Financing preferred shares, if and when issued, will rank above common shares with respect to dividend and liquidation proceeds. Financing preferred shares have dividends which reflect market interest rates.

The terms and conditions, including dividend percentage and profit basis, applicable to the financing preferred shares of a specific class are included in the resolution regarding a first issuance of financing preferred shares of such class. The resolutions with respect to the issuance of 216,000 financing preferred A shares dated January 15, 1997, the issuance of 20,000 financing preferred A shares dated December 20, 2000, the issuance of 5,000 financing preferred A shares dated August 1, 2001 and the issuance of 391,304 financing preferred B shares dated December 15, 1998 are all deposited at our office in Amsterdam, the Netherlands.

Our financing preferred shares are not convertible into common shares. They are not listed on any exchange, and we have no intention to list our financing preferred shares. Except as described above and in “— Description of Shares and Key Provisions of our Articles of Association — Dividends”, there are no redemptive or other material rights attaching to our financing preferred shares.

Preferred shares

On May 1, 2001, we amended our articles to provide for the future issuance of preferred shares to an unaffiliated foundation called Stichting Van der Moolen Holding. The Stichting’s object is to safeguard our interests and those of our subsidiaries in the event of, for instance, a hostile takeover, by acquiring and managing our preferred shares and by exercising the rights attaching to those shares, in particular, the voting rights. On July 12, 2001, we entered into an agreement with the Stichting pursuant to which it has been granted a call option right allowing it to acquire up to the number of preferred shares of which the aggregate par value is equal to the aggregate par value of the total number of our common shares, financing preferred A shares, financing preferred B shares, financing preferred C shares, financing preferred D shares and financing preferred E shares outstanding at the time of the exercise of the right. Assuming the Stichting exercises its right in respect of the maximum number of preferred shares that could be issued pursuant to the preceding sentence, such exercise would result in the Stichting having voting rights equal to 50% of the total voting power of all of our issued and outstanding shares. Accordingly, the Stichting would be able to block or control all shareholder votes.

The Stichting may exercise its right to acquire the maximum number of shares at any time or may exercise its right in respect of blocks of preferred shares on more than one occasion. The preferred shares will be issued against payment by the Stichting of an amount equal to at least 25% of the aggregate par value of the preferred shares to be issued. After the issuance of any preferred shares, we will meet with the Stichting at least two times a year to discuss whether it remains necessary for the Stichting to continue to hold the preferred shares. If we agree with the Stichting that it is no longer necessary, we will repurchase or cancel the preferred shares. In addition, at its discretion, the Stichting may require us to repurchase or cancel the preferred shares at any time after two years from the date of their original issuance.

The Stichting has entered into a standard standby facility with ING Bank which allows the Stichting to draw down the necessary financial resources in the event it decides to exercise the call option.

The Stichting is managed by a management board comprised of five members, only one of whom may be a member of our supervisory board. Each of the remaining four members must be an individual who is not:

•	a current or former managing director, supervisory director or employee of us or of any of our subsidiaries;

•	a relative of one of our managing directors or supervisory directors or those of any of our subsidiaries;

•	a permanent adviser of ours or a former permanent adviser of ours, provided that this restriction will only apply for the first three years after the termination of the relationship; or

•	a managing director or employee of any banking institution with which we maintain a significant relationship.

The management board of the Stichting consists of the following persons: Prof. S. Bergsma; Mr R.W.J.M. Bonnier; Mr H. Langman; Prof. R.A.H. van der Meer; and Mr J.C.T. van der Wielen.

There are currently no preferred shares issued and outstanding. Our preferred shares are not convertible into common shares.

Issue of shares and pre-emptive rights

Upon a proposal of the management board and subject to approval of the supervisory board, our general meeting of shareholders has the authority to decide on any further issuance of shares or rights to subscribe for shares and on the terms and conditions thereof.

A general meeting of shareholders may delegate this power to the management board. The resolution of a general meeting of shareholders to delegate this power determines the maximum number of shares to be issued. Our management board’s authority to issue shares is limited to our authorized share capital. On April 11, 2001, our management board was authorized to issue shares until July 2002. This authorization may at any time be extended for periods of up to five years. The application of this power by our management board is subject to the approval of our supervisory board.

Our shares cannot be issued below par. Our common shares and financing preferred shares must be fully paid-up upon issue. Our preferred shares may be issued on a “partly paid” basis, but not at less than 25% of the aggregate par value of the preferred shares to be issued.

As a general matter, each holder of common shares has pre-emptive rights to subscribe for any common shares that we issue and has pre-emptive rights to subscribe if we make a grant of rights to subscribe for common shares. Holders of our financing preferred shares and preferred shares do not have pre-emptive rights with respect to our common shares. Pre-emptive rights to which each holder of our common shares is entitled are in proportion to its percentage ownership interest in our outstanding common shares. Pre-emptive rights do not apply to common shares issued for a non-cash contribution, to common shares issued to our employees or if we issue common shares to a person who exercises a previously-acquired right to subscribe for common shares.

Holders of our financing preferred shares and of our preferred shares are not entitled to exercise pre-emptive rights with respect to any future issuances of our financing preferred shares or preferred shares, as the case may be.

By following the procedures as described above for further issuances of shares, a general meeting of shareholders may restrict or exclude any pre-emptive rights, and it may delegate this power to our management board. If our management board has been delegated the authority to issue shares, it can limit or exclude any pre-emptive rights as long as a general meeting of shareholders has granted it that power and our supervisory board approves. At our annual general meeting on April 11, 2001, our shareholders delegated to our management board the authority to exclude or restrict pre-emptive rights for a period of 15 months from the date of the meeting. Our management board has excluded pre-emptive rights in connection with our issuance of common shares in the offering.

Acquisition by us of shares in our own capital

We may acquire our own shares if and to the extent that:

•	a general meeting of shareholders has authorized our management board to acquire the shares;

•	our shareholders’ equity, after deduction of the price of acquisition, is not less than the sum of the issued and called up portion of the share capital and the reserves that provisions of Dutch law or our articles of association require us to maintain; and

•	the aggregate par value of the shares to be acquired, together with the shares in our share capital that we already hold directly, indirectly or as pledgee, does not equal more than one-tenth of the aggregate par value of our total issued share capital.

We may not acquire our own shares if they have not been fully paid-up, and any acquisition of our own shares is subject to the prior approval of our supervisory board. The authorization by a general meeting of shareholders may be for a term of up to 18 months. We and our subsidiaries may not vote shares which we or they hold.

At the annual general meeting on April 11, 2001, our management board was given the authority described above to acquire shares in our capital for a period of 15 months from the date of the meeting.

Capital reduction

If our supervisory board approves and Dutch law permits, a general meeting of shareholders can reduce our issued share capital by cancellation of shares or reduction of the nominal value of shares.

Voting rights and shareholders’ meetings

We must hold annual general meetings of shareholders within six months of the end of our financial year. The annual general meeting is held, among other things, to adopt our annual accounts. We must hold extraordinary general meetings of shareholders whenever:

•	one or more shareholders together representing at least one-tenth of our outstanding share capital request it in writing, listing the topics to be discussed; and

•	our management board or our supervisory board deems necessary.

General meetings of shareholders shall be held in the municipality of Amsterdam.

Each shareholder can attend general meetings in person or by proxy, address the meeting and vote. Under Dutch law, voting rights are related to the nominal value of shares. Accordingly, as each of our common shares, par value EUR0.08, entitles the holder to one vote, each of our financing preferred shares or preferred shares, par value EUR0.60, entitles the holder to 7.5 votes.

The management board must be notified in writing of a registered shareholder’s intention to attend a general meeting of shareholders. The holders of bearer common shares can vote if an affiliated institution of NECIGEF sends a written statement as to their shareholdings to our offices. Resolutions are passed by absolute majority of votes cast unless stated otherwise in Dutch law and our articles of association. Unless a proposal to a general meeting of shareholders is made by our management board (subject to the approval of the supervisory board), a resolution can only be adopted by a general meeting of shareholders if more than half of the issued share capital is represented at the meeting.

A general meeting of shareholders can amend our articles of association or dissolve us only if the proposal thereto is made by our management board (subject to the approval of the supervisory board).

Dutch law and our articles of association do not impose any limitations on non-Dutch ownership or voting of our common shares.

Annual accounts

We have a calendar financial year. Within four months after the end of our financial year, our management board must draw up the annual accounts and a report concerning the course of business with respect to that financial year. Dutch law allows for an extension of this period by a general meeting of shareholders for a maximum of six months. The annual accounts and report are submitted to our supervisory board. Our supervisory board shall have the annual accounts audited. The annual accounts and report, together with the auditor’s report and the report from our supervisory board, are submitted to the annual general meeting of shareholders for inspection, and with respect to the annual accounts, adoption. See also “Directors, Senior Management and Employees — Limitation of Liability and Indemnification Matters”.

Dividends

Annual dividends may only be paid out of profits as shown in the adopted annual financial statements. We may not make distributions if the distribution would reduce our shareholders’ equity below certain reserves required by Dutch law or our articles of association. The profits must first be used to set up and maintain reserves required by Dutch law and must then be set off against certain financial losses. The preferred shares will be paid their dividends, first, followed by the financing preferred shares. The dividends on our financing preferred shares and our preferred shares will reflect market interest rates. With supervisory board approval, our management board then decides whether and how much of the remaining profit they will reserve. Any profits remaining will be paid as a dividend on the common shares. With the approval of our supervisory board and subject to Dutch law, our management board can resolve to pay an interim dividend. A general meeting of shareholders may, upon the proposal of our management board and subject to approval of our supervisory board, resolve a dividend payment to be made in full or in part in the form of shares.

We can make distributions to shareholders at the charge of one or more of our reserves except for the share premium reserves A, B, C, D and E.

Purchasers of common shares or ADSs representing such shares in the offering will be entitled to the full dividend for the financial year 2001 and subsequent financial years. Any dividends that are not claimed within five years of their declaration revert to us.

Amendment of our articles of association and liquidation rights

A general meeting of shareholders may only resolve to amend our articles of association or to dissolve us on the proposal of our management board, subject to the approval of our supervisory board.

Our articles of association were last amended by notarial deed on May 1, 2001 pursuant to a resolution passed at our annual general meeting of shareholders held on April 11, 2001.

If we are dissolved and liquidated, after we pay all debts and liquidation expenses, the holders of preferred shares have first rights to payment of any dividends not fully paid to them in previous years and of the amount paid per preferred share. Subsequently, the holders of financing preferred shares have rights to payment of any dividends not fully paid to them in previous years and of the basic yield applicable to the relevant class of financing preferred shares as described in the terms and conditions attaching to such shares. Finally, any remaining assets will be distributed to the holders of common shares.

Should the balance be insufficient to pay the full amounts to holders of preferred shares and the holders of financing preferred shares, such payments shall be made in proportion to the amounts to be paid out on the preferred shares and the financing preferred shares.

Obligations of Shareholders to Disclose Holdings

The 1996 Act on Disclosure of Holdings in Listed Companies (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996, also called the Disclosure of Holdings Act) provides that any person who, directly or indirectly, acquires or disposes of an interest, including an ADS, in the capital and/or the voting rights of a Dutch limited liability company listed on an official stock exchange in the European Economic Area must forthwith notify us and the Securities Board of the Netherlands if this changes the percentage of capital interest or voting rights they hold to a different range. The percentage ranges referred to in the Disclosure of Holdings Act are 0% to 5%; 5% to 10%; 10% to 25%; 25% to 50%; 50% to 66 2/3%; and over 66 2/3%.

Failure to comply with these disclosure obligations is an economic offense and can lead to criminal prosecution as well as to administrative penalties being imposed. In addition, a civil court can impose the following measures against any person who fails to properly notify us or the Securities Board of the Netherlands of those holdings:

•	a court order requiring the person violating the Disclosure of Holdings Act to make disclosure in accordance with the Disclosure of Holdings Act;

•	suspension of voting rights in respect of such person’s shares for a period of up to three years as determined by the court;

•	nullification of a resolution adopted by a general meeting of shareholders, if it is determined that the resolution would not have been adopted but for the exercise of the voting rights of the person who was obliged to notify, or suspension of a resolution until such time as a general meeting of shareholders has had an opportunity to make such a determination; and

•	an order to the person violating the Disclosure of Holdings Act to refrain, during a period of up to five years as determined by the court, from acquiring shares and/or voting rights.

Regulations under the 1995 Act on the Supervision of the Securities Trade (Wet toezicht effectenverkeer 1995) regarding insider trading create an additional notification duty for shareholders holding, directly or indirectly, a capital interest of more than 25% in a listed company. Such shareholders must notify the Securities Board of the Netherlands of any and all transactions that they carry out, directly or indirectly, in our securities. If a more than 25% shareholder is a legal entity and not an individual, the obligation is extended to the managing and supervisory board members of the legal entity.

As of January 1, 2000, the Securities Board of the Netherlands can also impose administrative penalties (bestuurlijke boetes en dwangsommen) in the event of a violation of the Disclosure of Holdings Act and of the insider trading rules. Violation of insider trading rules can also lead to criminal sanctions.

Section 16 Dutch Securities Act

Section 16(1) of the Dutch Securities Act prohibits, except as provided below, a party from holding or acquiring, or increasing a qualifying shareholding, which is a direct or indirect interest (such as through the ADSs) in, or direct or indirect exercise of voting rights of, more than 5% of the issued share capital of a securities institution to which a license has been issued pursuant to section 7(4) or (6) of the Dutch Securities Act. The exercise of any control connected with a qualifying shareholding in a securities institution, including the licensed securities institution subsidiaries of Van der Moolen Holding N.V., is prohibited unless a declaration of no objection has been obtained from the Dutch Securities Board. The Dutch Securities Board will, upon request, issue a declaration of no objection in respect of a transaction or act as referred to in Section 16(1) within 13 weeks of its receipt of the application, unless it judges that the transaction would or could affect the securities institution concerned in a manner that is incompatible with the sound or prudent management of the securities institution. Restrictions may be imposed on, and conditions attached to, a declaration of no objection issued. Purchasers of our common shares and/or ADSs in the offering, as well as any subsequent transferees, will be required to comply with the provisions described above.

We, as well as our intermediate holding companies, have been granted declarations of no objection pursuant to Section 16 of the Dutch Securities Act in connection with the holding of our interests in our securities institution subsidiaries. Further, except for in the case of Ducatus N.V., our major shareholders and The Bank of New York have been granted declarations of no objection (or, in one case, an indication from the Dutch Securities Board that a declaration will be granted shortly). Ducatus N.V. recently acquired a qualifying shareholding and has made an application for a declaration of no objection to the Dutch Securities Board.

Material Contracts

Please refer to “Information on the Company”.

Certain Dutch Tax Consequences for Holders of Common Shares or ADSs

This description describes the principal tax consequences that will generally apply in case of an investment in the common shares or ADSs under Dutch tax laws in force and in effect as of the date hereof. This description is subject to changes in Dutch law including changes that could have retroactive effect. No assurance can be given that authorities or courts in the Netherlands will agree with such interpretation. Not every potential tax consequence of such investment under the laws of the Netherlands will be addressed.

Dutch taxation of resident shareholders

The description of certain Dutch taxes set out in this section “— Dutch taxation of resident shareholders” is only intended for the following investors:

(1)	individuals who are resident or deemed to be resident in the Netherlands and, with respect to individual income taxation, individuals who opt to be taxed as a resident of the Netherlands for purposes of Dutch taxation and who invest in the common shares or ADSs (“Dutch Individuals”), excluding individuals:

(a)	who derive benefits from the common shares or ADSs that are taxable as benefits from miscellaneous “activities” (resultaat uit overige werkzaamheden);

(b)	for whom the common shares or ADSs or any payment connected therewith may constitute employment income; or

(c)	who have a substantial interest, or a deemed substantial interest, in us; and

(2)	corporate entities (including associations which are taxable as corporate entities) that are resident or deemed to be resident in the Netherlands for purposes of Dutch taxation and who invest in the common shares or ADSs (“Dutch Corporate Entities”), excluding:

(a)	corporate entities that are not subject to Dutch corporate income tax;

(b)	pension funds (pensioenfondsen) and other entities that are exempt from Dutch corporate income tax;

(c)	corporate entities that hold common shares or ADSs, the benefits derived from which are exempt under the participation exemption (as laid down in the Dutch Corporate Income Tax 1969); and

(d)	investment institutions (beleggingsinstellingen) as defined in the Dutch Corporate Income Tax Act 1969.

Generally, a holder of common shares or ADSs will have a substantial interest if he or she holds, alone or together with his or her partner, whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more or our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares) or the ownership of certain profit participating certificates that relate to 5% or more of our annual profit and/or to 5% or more of our liquidation proceeds. A holder of common shares or ADSs will also have a substantial interest in us if certain relatives (including foster children) of that holder or of his or her partner have a substantial interest in us. If a holder of common shares or ADSs does not have a substantial interest a deemed substantial interest will be present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

Individual and corporate income tax

Dutch individuals not engaged or deemed to be engaged in an enterprise. Generally, a Dutch individual who holds the common shares or ADSs that are not attributable to an enterprise from which he derives profits as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder (a “Dutch Private Individual”), will be subject to a fictitious yield tax. Irrespective of the actual income or capital gains, the annual taxable benefit of all the assets and liabilities of a Dutch individual that are taxed under such regime including, as the case may be, the common shares and ADSs, is set at a fixed percentage. This percentage is 4% of the average fair market value of these assets and liabilities at the beginning and at the end of every year (minus a tax-free amount). The tax rate applicable under the fictitious yield tax is 30%.

Dutch individuals engaged or deemed to be engaged in an enterprise and Dutch Corporate Entities. Any benefits derived or deemed to be derived from the common shares or ADSs (including any capital gains realized on the disposal thereof) that are attributable to an enterprise from which a Dutch Individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), are generally subject to income tax in its hands. Any benefits derived or deemed to be derived from the common shares or ADSs (including any capital gains realized on the disposal thereof) that are held by a Dutch Corporate Entity are generally subject to corporate income tax in its hands.

Withholding tax

Dividends we distribute are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%. The concept “dividends we distribute” used in this section includes, but is not limited to:

(1)	distributions in cash or in kind, deemed and constructive distributions, and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

(2)	liquidation proceeds, proceeds of redemption of the common shares or ADSs or, as a rule, consideration for the repurchase of the common shares or ADSs by us in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

(3)	the par value of common shares or ADSs issued to a holder of the common shares or ADSs or an increase of the par value of common shares or ADSs, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

(4)	partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst ), unless:

(a)	a general meeting of our shareholders has resolved in advance to make such repayment; and

(b)	the par value of the common shares or ADSs concerned has been reduced by an equal amount by way of an amendment of the articles of association.

Dutch Individuals and Dutch Corporate Entities can generally credit the withholding tax against their income tax or corporate income tax liability and are generally entitled to a refund of dividend withholding taxes exceeding their aggregate income tax or corporate income tax liability. On August 31, 2001, the Netherlands Ministry of Finance published a legislative proposal (the “Bill”) to challenge dividend stripping that, when enacted, will have retroactive effect as from April 27, 2001. The Bill provides that in the case of dividend stripping, dividend withholding tax cannot be credited or refunded. Dividend stripping is deemed to be present if the recipient of a dividend is not the beneficial owner thereof and is entitled to a larger reduction or refund of dividend withholding tax than the beneficial owner of the dividends. Under the Bill, a recipient of dividends will not be considered the beneficial owner thereof if as a consequence of a combination of transactions a person other than the recipient wholly or partly benefits from the dividends, whereby such person retains, whether directly or indirectly, an interest in the shares on which the dividends were paid. The Bill will apply to the transfer of the common shares, ADSs and dividend coupons and will also apply to transactions that have been entered into in the anonymity of a regulated stock market.

If you are a Dutch individual or Dutch Corporate Entity, we are not required to withhold dividend tax from a dividend we distribute to you to the extent that the temporary special distribution tax, discussed below in the section “— Dutch taxation of non-resident shareholders — Distribution tax” applies to the distribution.

Gift and inheritance taxes

A liability to gift tax will arise in the Netherlands with respect to an acquisition of the common shares or ADSs by way of a gift by a Dutch Individual or a Dutch Corporate Entity. A liability to inheritance tax will arise in the Netherlands with respect to an acquisition or deemed acquisition of the common shares or ADSs by way of an inheritance or bequest on the death of a Dutch Individual.

For purposes of Dutch gift and inheritance taxes, an individual who holds Dutch nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Dutch gift tax, an individual not holding Dutch nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the 12 months preceding the date of the gift.

Dutch taxation of non-resident shareholders

This section describes certain Dutch tax consequences for a holder of the common shares or ADSs who is neither resident nor deemed to be resident in the Netherlands (a “Non-Resident Shareholder”). This section does not describe the tax consequences for Non-Resident Shareholders that hold the common shares or ADSs as a participation under the participation exemption as laid down in the Dutch Corporate Income Tax Act 1969.

Taxes on income and capital gains

A Non-Resident Shareholder will not be subject to any Dutch taxes on income or capital gains in respect of dividends we distribute (other than withholding tax described below) or in respect of any gain realized on the disposal of common shares or ADSs, provided that:

(1)	such Non-Resident Shareholder does not derive profits from an enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the shares or ADSs are attributable;

(2)	such Non-Resident Shareholder does not have a substantial interest or a deemed substantial interest in us, or, if such holder does have such an interest, it forms part of the assets of an enterprise;

(3)	if such Non-Resident Shareholder is an individual, the benefits derived from the shares or ADSs are not taxable in the hands of such holder as a benefit from miscellaneous activities (resultaat uit overige werkzaamheden) in the Netherlands;

(4)	such Non-Resident Shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise the common shares or ADSs or payments in respect of the common shares or ADSs are attributable;

(5)	such Non-Resident Shareholder does not carry out and has not carried out employment activities in the Netherlands with which the holding of or income derived from the common shares or ADSs is connected; and

(6)	if the Non-Resident Shareholder is an individual, he or she does not opt to be taxed as a resident of the Netherlands for purposes of Dutch taxation.

See the section “— Dutch taxation of resident shareholders” for a description of the circumstances under which your common shares and ADSs form part of a substantial interest or may be deemed to form part of a substantial interest in our company.

Withholding tax

Dividends we distribute are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%. Reference is made to the section “— Dutch taxation of resident shareholders — Withholding tax” for a description of the concept “dividends distributed by us”.

If you are a Non-Resident Shareholder who is a resident in the Netherlands Antilles or Aruba under the provisions of the Tax Convention of the Kingdom of the Netherlands, or who is a resident in a country that has concluded a double taxation convention with the Netherlands under the provisions of that convention, we are not required to withhold dividend tax from a dividend we distribute to you to the extent that the temporary special distribution tax discussed below in the section “— Distribution tax” applies to the distribution.

If a holder of common shares or ADSs, whether an individual or an entity, is resident in a country other than the Netherlands and if a treaty for the avoidance of double taxation with respect to taxes on income is in effect between the Netherlands and that country, and the holder is a qualifying resident for purposes of such treaty, such holder may, depending on the terms of that particular treaty, qualify for full or partial relief at source or for a refund (in whole or in part) of the Netherlands dividend withholding tax.

Residents of the United States that qualify for, and comply with the procedures for claiming benefits under, the income tax convention between the Netherlands and the United States (the “US/NL Income Tax Treaty”) generally are eligible for a reduction of the Netherlands withholding tax on dividend income to 15%, which rate may under various specified conditions be reduced to 5% if the beneficial owner is a company which holds directly at least 10% of our voting power. The US/NL Income Tax Treaty provides, subject to certain conditions, for a complete exemption or refund for dividends received by exempt pension trusts and exempt organizations, as defined therein.

Subject to compliance with the procedures for claiming benefits, a holder of common shares or ADSs will qualify for benefits under the US/NL Income Tax Treaty (an “eligible U.S. holder”), if the holder:

•	is the beneficial owner of the dividends paid on the common shares or ADSs;

•	is resident in the United States according to the US/NL Income Tax Treaty;

•	is entitled to the benefits of the US/NL Income Tax Treaty within the meaning of article 26 of the US/NL Income Tax Treaty;

•	does not carry on business in the Netherlands through a permanent establishment of which the common shares or ADSs form part of the business property;

•	does not perform independent personal services from a fixed base in the Netherlands to which the holding of the common shares or ADSs pertains; and

•	is an individual, an exempt pension trust or exempt organization as defined in the US/NL Income Tax Treaty, an estate or trust whose income is subject to U.S. taxation as the income of a resident, either in its hands or in the hands of its beneficiaries or a corporation that is not excluded from treaty benefits under the limitation on benefits provision of the US/NL Income Tax Treaty.

Eligible U.S. holders (other than an exempt pension trust or an exempt organization) of common shares or ADSs may generally claim the benefits of a reduced withholding rate at source, provided that a completed and signed Form IB 92 USA is properly and timely filed with us in duplicate. Such form must include the bank affidavit appertaining thereto which has been completed and signed by a qualifying bank (banks that are bank members of the New York Stock Exchange, the American Stock Exchange and the Federal Reserve System generally qualify). Eligible U.S. holders who fail to satisfy these requirements may claim a refund of the tax withheld in excess of the applicable reduced withholding rate by filing, in duplicate, a completed and signed Form IB 92 USA, including the completed and signed bank affidavit as described above, directly with the Netherlands tax authorities within three years after the end of the calendar year in which the withholding tax was levied. Such claim must include material substantiating (i) the payment of the dividend and the imposition of the withholding tax, and (ii) the payment by us of the withholding tax to be refunded. In order to claim a further reduction of the dividend withholding tax to 5%, compliance with certain other procedures may be required. Qualifying exempt organizations are not eligible for relief at source and must claim a refund of the tax withheld by using Form IB 95 USA and complying with certain other formalities. Qualifying exempt pension trusts may generally be eligible for relief at source upon the proper and timely filing of Form IB 96 USA, in duplicate, including a completed and signed bank affidavit as described above, and including U.S. Internal Revenue Service Form 6166 with respect to the relevant year, and complying with certain other requirements.

In the section “— Dutch taxation of resident shareholders — Withholding tax”, certain legislation is discussed that will be introduced with retroactive effect from April 27, 2001. This legislation may also be applied to deny relief from Dutch dividend withholding tax under double taxation conventions.

Gift and inheritance taxes

No liability for gift or inheritance taxes will arise in the Netherlands with respect to an acquisition of the common shares or ADSs by way of a gift by, or on the death of, a Non-Resident Shareholder, unless:

(1)	such Non-Resident Shareholder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the common shares or ADSs are or were attributable; or

(2)	in the case of a gift of the common shares or ADSs by an individual who at the time of the gift was a Non-Resident Shareholder, such individual dies within 180 days after the date of the gift while (at the time of his death) being resident or deemed to be resident in the Netherlands.

For purposes of Dutch gift and inheritance tax, an individual who holds Dutch nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Dutch gift tax, an individual not holding the Dutch nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the 12 months preceding the date of the gift.

Other taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in the Netherlands by the investors in respect of or in connection with the subscription, issue, placement, allotment or delivery of the common shares or ADSs.

Distribution tax

We will be subject to a temporary special distribution tax at a rate of 20% to the extent that any dividends are distributed on the common shares or ADSs during the period from January 1, 2001 up to and including December 31, 2005, that are classified as “excessive”. For purposes of this distribution tax, dividends are considered to be “excessive”, if in any calendar year during the above-mentioned period, the total amount of dividends we distribute exceeds the highest of the following three amounts:

(1)	4% of our market capitalization at the beginning of the relevant calendar year;

(2)	twice the amount of the average annual profit distribution (exclusive of extraordinary distributions) by reference to the three calendar years immediately preceding January 1, 2001; and

(3)	our adjusted consolidated commercial result for the preceding book year.

See the section “— Dutch taxation of resident shareholders — Withholding tax” for a discussion of the concept, “dividends we distribute”.

The temporary special distribution tax is not levied to the extent that profit distributions during the period January 1, 2001 up to and including December 31, 2005 aggregated are in excess of the balance of the assets, liabilities and provisions, calculated on the basis of the fair market value, reduced by the paid-in capital at the end of the book year that ended prior to January 1, 2001.

The distribution tax due is reduced pro rata to the extent that our common shares and ADSs were held, at the time of the distribution of the “excessive” dividends, during an uninterrupted period of three years, by individuals or entities (other than investment institutions (beleggingsinstellingen) as defined in the Dutch Corporate Income Tax Act 1969) holding at least 5% of our nominal paid-in capital, provided such shareholding is held by shareholders resident in the Netherlands, the Netherlands Antilles or Aruba, or in a country that has concluded a double taxation convention with the Netherlands. In that regard, shares that have been held since September 14, 1999 are deemed to have been held during an uninterrupted period of three years. As the distribution tax is payable by us, this reduction will inure indirectly to all ordinary shareholders, and not only to the shareholders whose shareholdings caused the reduction to apply.

United States Federal Income Taxation for Holders of Common Shares or ADSs

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs. This summary applies to you only if you are a beneficial owner of common shares or ADSs and you are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity treated as a corporation, created or organized under the laws of the United States or any State within the United States; or

•	an estate or trust whose income is subject to U.S. federal income tax regardless of its source.

This summary only applies to holders that will hold common shares or ADSs as capital assets. This summary is based upon:

•	the current tax laws of the United States, including the Internal Revenue Code of 1986;

•	current U.S. Internal Revenue Service practice and applicable U.S. court decisions; and

•	the income tax treaty between the United States and the Netherlands.

The following summary is of a general nature and does not address all U.S. federal income tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to:

•	investors that own (directly or indirectly) 10% or more of our voting stock;

•	banks;

•	insurance companies;

•	investors liable for the alternative minimum tax;

•	individual retirement accounts and other tax-deferred accounts;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	investors that will hold common shares or ADSs as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes; or

•	investors whose functional currency is not the U.S. dollar.

This summary assumes that we are not a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes, which we believe to be the case. Our possible status as a PFIC must be determined annually and therefore may be subject to change. If we were to be a PFIC in any year, special and possibly materially adverse, consequences would result for you. See “Passive Foreign Investment Company Considerations” below.

This summary is based in part upon representations of the depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its respective terms. The U.S. Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. holders of ADRs, of foreign tax credits for U.S. federal income tax purposes. Accordingly, the analysis of the creditability of Dutch taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

The summary of U.S. federal income tax consequences set out below is for general information only. You should consult your own tax advisers as to the particular tax consequences to you of acquiring, owning and disposing of the common shares and ADSs, including your eligibility for benefits under the US/NL Income Tax Treaty, and the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

U.S. Holders of ADSs

For U.S. federal income tax purposes, an owner of ADSs evidenced by ADRs will be treated as the owner of the corresponding number of underlying shares held by the depositary, and references to common shares in the following discussion refer also to ADSs representing the shares.

Taxation of Dividends

Subject to the PFIC rules discussed below, distributions paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), including the amount of any Dutch tax withheld by us from a payment of dividends, will generally be taxable to you as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions that exceed our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your basis in the common shares and thereafter as capital gain.

Foreign currency dividends

For U.S. federal income tax purposes, the amount of any dividend paid in euro will equal the fair market value of the euro on the date the dividend is received by you (in the case of common shares) or the depositary (in the case of ADSs), based on the exchange rate in effect on that date. If you convert dividends received in euro into U.S. dollars on the day they are received, you generally will not be required to recognize foreign currency gain or loss in respect of this dividend income.

Effect of Dutch withholding taxes

As discussed in “Taxation — Certain Dutch Tax Consequences for Holders of Common Shares or ADSs”, under current law dividends that we pay to you are subject to a 25% Dutch withholding tax. If you are eligible for benefits under the US/NL Income Tax Treaty and you have complied with the procedures for claiming these benefits, the amount of this tax will be reduced to a maximum of 15% either by a reduction in withholding or by refund. You will be subject to U.S. federal income tax on the sum of the cash dividend and the amount of Dutch taxes withheld by us from the dividend. As a result, the amount of dividend income you must include in gross income for U.S. federal income tax purposes will be greater than the amount of the cash dividend that you actually receive.

Subject to statutory and regulatory limitations, you will generally be entitled either to elect a credit against your U.S. federal income tax liability, or take a deduction in computing your U.S. federal taxable income, for the amount of Dutch withholding tax imposed on dividends that we pay to you. If you are eligible for benefits under the US/NL Income Tax Treaty, you will not be entitled to a foreign tax credit for the amount of any Dutch taxes withheld in excess of the 15% maximum rate and with respect to which you can obtain a refund from the Dutch tax authorities. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, these dividends will generally be treated as “passive income” or, in the case of holders that are predominantly engaged in the active conduct of a banking, insurance, financing or similar business for U.S. federal income tax purposes, “financial services income.” In some cases, you may be unable to claim foreign tax credits, but will instead be allowed deductions, for these Dutch withholding taxes if you:

•	have not held the shares for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date; or

•	hold the shares in arrangements in which your expected profit, after non-U.S. taxes, is insubstantial.

In general, we must remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, under certain circumstances, we may be entitled to retain a portion of the amount withheld, and any such portion will likely not qualify as a creditable tax for U.S. foreign tax credit purposes. We will provide to you upon request the information that is required for you to determine the portion of the amount withheld that is ineligible for the foreign tax credit.

For Dutch tax purposes, increases in the par value of the common shares or ADSs may be treated as dividends subject to withholding tax, but ordinarily would not be treated as taxable events for U.S. federal income tax purposes. As a result, any Dutch withholding tax imposed in this case may be treated as imposed on income in the “general limitations basket” for purposes of the foreign tax credit limitation discussed above. You may not be able to utilize U.S. foreign tax credits in respect of these Dutch taxes if you do not have sufficient foreign source general limitation income from other sources.

Exchange of ADSs for Common Shares

You will not recognize taxable gain or loss if you exchange ADSs for your proportionate interest in common shares. Your tax basis in withdrawn common shares will be the same as your tax basis in the ADSs surrendered, and your holding period for the common shares will include the holding period of the ADSs.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon a sale or other disposition of common shares or ADSs, other than an exchange of ADSs for common shares, you will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis in the common shares or ADSs. This capital gain or loss will be long-term capital gain or loss if your holding period in the common shares or ADSs exceeds one year. If you are an individual, the maximum long-term capital gains rate is 20%, which is further reduced to 18% if you have held the common shares or ADSs for more than five years. Any gain or loss will generally be U.S. source, except that losses will be treated as foreign source to the extent you received dividends that were treated as financial services income during the 24-month period prior to the sale.

Passive Foreign Investment Company Considerations

A foreign corporation will be a PFIC in any taxable year if:

•	at least 75% of its gross income is “passive income”; or

•	at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

We do not believe that we should be treated as a PFIC. Although gain from the sale or exchange of securities is generally passive income, gains from trading by our subsidiaries in their specialist stocks should be treated as active income under a special exception for dealers in securities. Although neither the U.S. Internal Revenue Service nor the courts have expressly stated that a specialist firm like Van der Moolen Specialists USA or Tague Van de Moolen should be treated as a dealer in this particular context, they have treated specialist firms as dealers for other U.S. federal income tax purposes. Our possible status as a PFIC must be determined annually and therefore may change. This determination will depend in part on the proportion of securities that we and our subsidiaries are considered to hold and trade as part of our specialist activities.

If we were to be treated as a PFIC, you would be required:

•	to pay a special U.S. addition to tax on:

•	distributions exceeding 125% of the average annual distributions received from us in the previous three taxable years, and

•	gains on sale, and

•	to pay tax on any gain from the sale of shares at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain.

You should consult your tax advisors concerning the potential application of the PFIC rules.

Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to shares by U.S. persons will be reported to you and to the IRS as may be required under applicable regulations. Backup withholding at a rate of 31% may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of foreign or other exempt status or fail to report all interest and dividends required to be shown on your U.S. federal income tax returns. Some holders (such as corporations) are not subject to backup withholding. You should consult your tax advisor as to your qualification for an exemption from backup withholding and the procedure for obtaining an exemption.

Experts

The financial statements as of December 31, 2000 and 1999 and for each of the two years in the period ended December 31, 2000 included in this registration statement at page F-1 and Annex A have been so included in reliance on the report of PricewaterhouseCoopers N.V., independent accountants, given on the authority of said firm as experts in auditing and accounting.

Documents on Display

We will furnish The Bank of New York, as the depositary referred to under “Description of Securities other than Equity Securities — Description of American Depositary Receipts”, with our annual reports in English, which will include annual audited consolidated financial statements prepared in conformity with U.S. GAAP. We will also furnish the depositary with our interim reports to shareholders in English, which will include unaudited interim consolidated financial statements prepared in conformity with Dutch GAAP, and all other materials we distribute to our shareholders. Upon receipt thereof, and if we request in writing, the depositary will promptly mail such reports to all record holders of the ADSs registered on the books of the depositary. We also will furnish to the depositary all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. If we request in writing, the depositary will mail such notices, reports and communications received by it from us to all record holders of ADSs promptly after receipt. See “Description of Securities other than Equity Securities — Description of American Depositary Receipts”. We will send annual reports, interim reports, all notices of shareholder meetings and other reports and communications that are generally available to our shareholders to any holder of common shares upon request.

We will also make this registration statement, our articles of association, in English and in Dutch, and our financial statements for the years ended December 31, 1998, 1999 and 2000 available for collection free of charge at our head office located at Keizersgracht 307, 1016 ED Amsterdam, the Netherlands.

You may read and copy all or any portion of the registration statement or any reports, statements or other information we file at the Securities and Exchange Commission’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional office of the Securities and Exchange

Commission located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

We will become subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. In connection with the Exchange Act, we will file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission.

Although the rules of the New York Stock Exchange will require us to solicit proxies from our shareholders, we will not be subject to the proxy solicitation requirements of Section 14 of the Exchange Act, and our officers, directors and 10% beneficial owners will not be subject to the beneficial ownership reporting requirements or the short-swing profits recovery rules of Section 16 of the Exchange Act.

Enforcement of Civil Liabilities

We are incorporated under the laws of the Netherlands, and all members of our supervisory board and management board are residents of jurisdictions outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon us or these persons, or to enforce against us or these persons in courts in the United States, judgments of these courts predicated upon the civil liability provisions of United States securities laws. In addition, it is not clear whether a Dutch court would impose civil liability on us, members of our supervisory board or members of our management board or any of the experts named in this registration statement in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands. Dutch law, furthermore, does not recognize a shareholder’s right to bring a derivative action on behalf of a corporation.

Our legal counsel in the Netherlands, De Brauw Blackstone Westbroek N.V., has advised us that because there is no treaty on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Netherlands, courts in the Netherlands will not automatically enforce a final judgment rendered by a United States court. In order to obtain a judgment enforceable in the Netherlands, claimants must litigate the relevant claim again before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will recognize a final and conclusive judgment rendered by a United States court if the Dutch court finds that:

•	the final judgment results from proceedings compatible with Dutch concepts of due process; and

•	the final judgment does not contravene public policy of the Netherlands.

If the Dutch court recognizes the final judgment, that court generally will grant the same judgment without litigating again on the merits.

Item 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our risk management activities are based at each of our operating subsidiaries, with central overnight, analysis and risk policy formation based at our Amsterdam headquarters. Our risk management department establishes, in consultation with our management board, specific maximum risk levels to which our traders must adhere, monitors compliance with those limits and reports directly to the management board, on a daily basis, the risk profile of the group. Analytic software similar to that employed by our risk management department also informs traders directly of their risk positions, allowing them to adjust their positions before a violation might occur.

We believe that five categories of risk are applicable to our business:

•	market risk;

•	currency risk;

•	liquidity risk;

•	credit and settlement risk; and

•	legal and operational risk.

We believe that the management of these risks is of fundamental importance to our current and future success.

Market risk

Market risk concerns the risk of price changes to equity, options and bond positions taken onto our books as part of our normal trading activity. Market risk rises when the markets move sharply and volatility increases. We distinguish between intra-day and overnight market-risk. We are exposed to intra-day risk when markets are open, and therefore we can, in principle, cover such risk directly. Overnight risk arises on positions held when markets are closed, and reflects the possibility that adverse market developments occurring overnight could affect prices before the markets open the next day. At our subsidiaries that do not perform specialist functions, our risk management policy is based on the premise that, where possible, overnight risk should be avoided. Accordingly, our traders who do not perform specialist functions try to minimize the amount of inventory overnight. This policy towards overnight risk is inconsistent with specialist obligations on the New York Stock Exchange and certain other markets, as specialist traders are normally required to trade in any amount necessary to maintain an orderly market at any time during the trading day. Therefore, our policy towards overnight risk does not apply to these specialist activities. Even so, risk managers present on the floor of the exchange monitor the activities of our specialists throughout each trading day. We manage our exposure to market risk on the following basis:

•	Our traders, other than those performing specialist functions, work within limits established by the management board in consultation with the risk management department and the trader’s supervisor. For options activities, these limits are defined in terms of delta, gamma, rho, theta and vega, which are mathematical descriptors of various sensitivities options have to movements in the underlying security to which they relate, the level of interest rates, the passage of time and the level of volatility, as well as size of book, so that both the value and the characteristics of exposure are all the subject of risk management.

•	In setting limits, the liquidity of the underlying instrument and any related options is a determining factor, since the risk attached to holding illiquid positions is inherently higher than that of holding positions that can readily be unwound.

•	Our independent risk control unit monitors positions overnight and, where possible, intra-day, and reports directly to the members of our management board on a daily basis. The independence of this department from direct line reporting to the trading desk helps shield it from being influenced by traders who may be tempted to exceed their limits.

•	Options positions are analyzed daily to determine their theoretical value as compared to their market price.

•	The new U.K. bond activity and the existing Dutch bond activity carry risks resulting from the changing creditworthiness of bond issuers. Both units restrict their activities to the most liquid instruments of “investment grade” borrowers, which provides significant protection against this risk.

•	The diversity of our business also helps to reduce our overall exposure to market risk. At any given time, we are long or short a wide variety of instruments that are traded in a number of different markets in Europe and the United States. Although in accordance with our Value at Risk (“VAR”) practice we do not emphasize the extent to which this reduces the risks of our activities, we believe that it does make a considerable contribution.

•	Position books are analyzed daily with VAR models and stress tests, which give estimates of the potential risk of losses in “normal” and “extreme” market conditions, respectively. Senior management is apprised of these results in detail on a daily basis. The following discussion provides greater detail about our VAR model and stress tests.

We rely partly on a VAR model to help us to measure our market risk. VAR measures, as a statistical probability, the potential loss in value to those securities that we hold. Typically our calculation horizon is one day; we look at risk on an overnight basis, although we may run a VAR calculation on an intra-day basis in specific circumstances, for example, when market conditions change rapidly or volatility is unusually high. For the VAR numbers set out in the table below, a one day time horizon and a 97.7% confidence level are used. This means that for slightly more than two days out of a 100 it is statistically probable that the potential loss in fair value will exceed the VAR amount shown in the table below. Our VAR model is a historical model that uses the last 90 days of information. This is a substantially shorter period than the VAR data used by many other firms. We believe that this short period is appropriate for a market maker and specialist which typically holds only very short term positions, since the data series employed will more closely reflect current market circumstances. Statistical support for the model is purchased from Risk Metrics. VAR calculations are performed for each trading book and an aggregate calculation is performed for all of our businesses. In calculating the aggregated VAR, our model takes account of correlations between derivatives and their underlying securities, but correlations between other instruments (for example, the equities of two different issuers) are not considered. An exception is made for index derivatives, which may be correlated with our inventory positions in their component underlying equities.

The following table sets forth our high, low and average VARs for the years ended December 31, 1999 and 2000.

Van der
Moolen
Holdings
VAR Levels

	1999	2000

( EUR
millions)
High	EUR10.0	EUR13.0
Low	EUR4.0	EUR5.0
Average	EUR6.3	EUR9.5

VAR risk models are subject to a number of uncertainties and limitations. Our VAR model, like all such models, involves a number of assumptions and approximations. While management believes that these assumptions and approximations are reasonable, there is no uniform industry methodology for estimating VAR and different assumptions and/or approximations could produce materially different VAR estimates. Given its reliance on historical data, an inherent limitation of any VAR model is that past changes in market risk factors may not produce accurate predictions of future market risk. Further, the use of options pricing models in connection with VAR analysis brings into the analysis all the limitations of such models, most notably their difficulties in pricing longer-dated instruments.

As a result, management does not rely on VAR models alone in its risk management. The output of the VAR model is supplemented with various “stress” tests, largely to analyze our risks during more extreme market conditions. “Stress” modeling consists largely of substituting historical extremes of volatility, correlations and other relevant parameters for the ninety day data used in the standard VAR calculations. We generally apply these models only to our trading books and not to the firm as a whole. “Stress tests” are essentially ad hoc supplements to more routine VAR analyses, but we attempt to systematize them. Further, since “stress” is largely dependent on the trading behavior and financing of our particular business operations, our risk managers seek to develop tests that specifically address the identified risks to our businesses. While we recognize that there are limits to the predictive power of VAR analysis, we believe that by supplementing it with “stress” analyses, we are able to obtain an appropriate picture of our risk profile at any given time.

At our subsidiaries in Europe and at Tague Van der Moolen in the United States, position data is entered into the model in real time, while New York Stock Exchange data is transmitted after the close of the market due to New York Stock Exchange confidentiality requirements. Risk management on the New York Stock Exchange is the responsibility of employees of Van der Moolen Specialists USA who are physically present on the floor of the exchange throughout the trading day; positions at the end of the trading day are transmitted to Amsterdam for further analysis. Derivative trading books are analyzed for sensitivity to option price determinants, such as delta, gamma, theta and vega, and position limits are also placed on exposure to these. Our U.K. bond trading book monitors exposure to specific issuers as well as to broad categories of issuers, such as telecommunications, utilities and banks, and places position limits on its exposure to them. With the creation of new fixed income-related activities in 2001, our group-wide yield curve exposure has increased, and consequently we have added this functionality to our risk monitoring systems to allow them to analyze this exposure and to establish trading limits for it.

We believe that with an average of over 60,000 transactions per day, diversified across a broad range of issuers, products, exchanges and trading systems in various markets in Europe and the United States, we are able to achieve a balanced risk profile.

Currency risk

We are affected by three types of currency risk. The first is the effect of translation gains or losses on our results of operations. This results from our expressing our financial statements in euros when the majority of the revenues and expenses of our subsidiaries are denominated in U.S. dollars. If the U.S. dollar depreciates relative to the euro, our net income as reported in euros will be proportionately less than it would otherwise have been. Secondly, we are exposed to currency risk when, in the course of preparing our balance sheet, we translate into euros assets and liabilities denominated in currencies other than the euro. If the euro depreciates relative to those currencies, the translated value of those assets and liabilities will be affected, and the net effect is charged or credited to shareholders’ equity. Finally, we are also exposed to currency risk from trading positions denominated in any currency other than the euro and from earnings arising from group companies operating outside the Euro-zone. In order to manage and address these various currency risks, we employ the following policies:

•	Foreign currency exposure on security positions held on the books of our various subsidiaries is hedged immediately into the local currency of the subsidiary.

•	Foreign currency exposure arising from financial fixed assets, such as foreign equity participations, is generally not hedged. Negative changes in the value of these assets resulting from currency movements are charged directly to shareholders’ equity and consequently do not affect our operating earnings.

•	Foreign currency receivables, such as dividend payments from participations and payments on inter-company debt, are netted and, if significant, hedged.

Liquidity risk

Liquidity risk relates to our ability to finance our security positions. If we were unable to finance our security positions, our financial condition would be adversely affected. However, we believe our financial resources, relative to our capital employed, and the liquid nature of most of the instruments we trade, limits this risk. In addition, we maintain credit facilities with commercial banks.

Credit and settlement risk

For our businesses that trade on exchanges, the credit risk that could result from counterparties defaulting is limited, and their settlement risks are essentially transferred to recognized clearing organizations. The exception to this will be the market making debt business of Van der Moolen U.K., which will trade outside of exchange frameworks. Van der Moolen U.K.’s exposure to counterparties will be monitored closely and will be subject to limits. Minimum standards for the credit quality of its counterparties will be established, and the credit quality of its counterparties will be monitored on a continuing basis. Other than stock lending and borrowing, loans to third parties will generally be restricted to group companies or to participations over which we exercise significant management control.

Legal and operational risk

For those of our businesses that trade solely on exchanges, legal and operational risks are reduced by the exchanges themselves, which establish standard conditions of trade designed precisely for this purpose. In addition, the use of third parties’ trading systems and clearing structures effectively transfers such risks to those parties. We also expect that Van der Moolen U.K.’s bond market making business will run notable operational risks, since it will not generally execute through exchanges, and will settle its trades itself. The risk that its trades could fail, either through its inability to deliver cash or securities or a similar failure on the part of its counterparties, will be reduced by the trade matching functionality of the Bloomberg™ system through which most of its business will be transacted, by the trade-reporting system of EuroMTS and by use of a computerized settlement system provided by MIS Capital Banking Systems Ltd. However, we believe that maintaining a high quality operations staff and monitoring all transactions from execution to final settlement will be this business’s best protections against operational risk.

All of our operations are vulnerable to operational risks that can result from damage to our own facilities, the facilities of the exchanges on which we operate and to communications and other infrastructure. Where possible, our own facilities and systems and those of the exchanges and infrastructure providers have multiple back-up systems, which reduces the risk that we would be prevented by damage to any one facility or system from being able to carry out our business. However, the attack on the World Trade Center on September 11, 2001 revealed that even these precautions may not always be sufficient to maintain the continuity of our business. While this event has caused us to review our back up facilities and procedures, and as a result we may take some additional emergency-preparedness measures, the possibility of such disruption of our business can never be completely eliminated.

Item 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Description of American Depositary Receipts

The Bank of New York will execute and deliver the ADRs. ADRs are American Depositary Receipts. Each ADR is a certificate evidencing a specific number of ADSs. Each ADS will represent one common share (or a right to receive one common share) deposited with the principal Amsterdam office of ABN AMRO Holding N.V. as custodian for The Bank of New York in the Netherlands. Each ADS will also represent any other securities, cash or other property which may be held by The Bank of New York as depositary. The Bank of New York’s office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Dutch law governs shareholder rights. The Bank of New York will be the holder of the common shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, The Bank of New York and you, as an ADR holder, sets out ADR holder rights as well as the rights and obligations of The Bank of New York, as depositary. New York law governs the deposit agreement and the ADRs.

The following is a summary of the material terms of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of these from the U.S. Securities and Exchange Commission are provided in the section entitled “Additional Information — Documents on Display”. Copies of the deposit agreement will be available for inspection at the Corporate Trust Office of The Bank of New York and at the Amsterdam office of the custodian set forth above.

Share Dividends and Other Distributions

The Bank of New York has agreed to pay to you the cash dividends or other distributions it or one of the custodians receives on common shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent.

Cash

The Bank of New York will convert any cash dividend or other cash distribution we pay on the common shares as promptly as practicable into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible, or if any approval from any government is needed and cannot be obtained, the agreement allows The Bank of New York to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency, and it will not be liable for any interest.

Before making a distribution, The Bank of New York will deduct any withholding taxes that must be paid under Dutch law. See “Taxation”. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert foreign currency, you may lose some of the value of the distribution.

Common Shares

The Bank of New York may, and will, if we request, distribute new ADSs representing any common shares we distribute as a dividend or free distribution. The Bank of New York will only distribute whole ADSs. It will sell common shares which would require it to issue a fractional ADS and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ADSs, the outstanding ADSs will also represent the new common shares.

Rights to Receive Additional Common Shares

If we offer holders of our common shares any rights to subscribe for additional common shares or any other rights, The Bank of New York may make these rights available to you. The Bank of New York will first consult with us. If The Bank of New York decides it is not legal and practical to make the rights available to you but that it is practical to sell the rights, The Bank of New York will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If The Bank of New York makes rights available to you, upon instruction from you it will exercise the rights and purchase the common shares on your behalf. The Bank of New York will then deposit the common shares and deliver ADSs to you. It will exercise rights only if you pay it the exercise price and any other fees or charges the rights require you to pay. However, certain shareholders’ obligations under Dutch law will apply to you. Please refer to the discussion in “Description of Shares” of the obligations under Dutch law of shareholders to disclose their interest and to obtain a declaration of no objection. Both of these obligations will apply to you as soon as you obtain an interest, directly or indirectly (including through ownership of ADSs), of 5% or more of our issued and outstanding capital or the ability to exercise 5% or more of the voting rights of our issued and outstanding capital.

U.S. securities laws may restrict the sale, deposit, cancellation, and transfer of the ADSs issued after exercise of rights. For example, you may not be able to trade the ADSs freely in the United States. In this case, The Bank of New York may deliver the ADSs under a separate restricted deposit agreement. This agreement will contain the same provisions as the deposit agreement, except for any changes needed to put the restrictions in place.

Other Distributions

The Bank of New York will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York, after consultation with us, has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash. Alternatively, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property.

The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. For example:

•	if the Netherlands were to impose restrictions on convertibility of its currency into U.S. dollars or transfers of currency out of the country, it could be unlawful or impractical for The Bank of New York to make a cash distribution to ADR holders (currently no restrictions of this type exist);

•	distribution of shares, rights or other securities to ADR holders could be unlawful if the distribution would be considered a sale under U.S. securities law and the shares, rights or other securities were not registered under the Securities Act of 1933 for offer and sale in the United States; and

•	a distribution to ADR holders could be impractical if the expenses The Bank of New York would incur in making the distribution would exceed the value of the distribution to ADR holders.

We have no obligation under the deposit agreement to register ADSs, common shares, rights or other securities under the Securities Act. We also have no obligation under the deposit agreement to take any other action to permit the distribution of ADSs, common shares, rights or anything else to ADR holders. This means you may not receive the distributions we make on our common shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

The Bank of New York will deliver ADSs if you or your broker deposits, including by book-entry transfer to an account maintained by the custodian with NECIGEF, with such custodian common shares or evidence of rights to receive common shares. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, The Bank of New York will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its office to the persons you request.

You may turn in your ADRs at The Bank of New York’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, The Bank of New York will deliver to you or, upon your written order, the amount of deposited securities represented by your ADSs. Common shares will be delivered through the facilities of NECIGEF and other deposited securities will be delivered at the office of the custodian. The Bank of New York may deliver any dividends, distributions, proceeds of sale of any dividends and distributions of rights at its office. At your request, risk and expense, The Bank of New York will, if feasible, deliver other deposited securities at its office.

Voting Rights

You may instruct The Bank of New York to vote the common shares underlying your ADSs, but only if we ask The Bank of New York to ask for your instructions. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the common shares. However, you may not know about the meeting enough in advance to withdraw the common shares.

If we ask for your instructions, The Bank of New York will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will describe the matters to be voted on. The materials will also explain how you, not later than a certain date, may instruct The Bank of New York to vote the common shares or other deposited securities underlying your ADSs as you direct.

For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, subject to Dutch law and the provisions of our articles of association, to vote or to have its agents vote the common shares or other deposited securities as you instruct. The Bank of New York will only vote or attempt to vote as you instruct. However, if The Bank of New York does not receive your voting instructions on or before the date specified, it will consider you to have instructed The Bank of New York to give a discretionary proxy to a person designated by us and will give a discretionary proxy to a person designated by us to vote such deposited securities unless we notify it that:

•	we do not wish a proxy to be given;

•	the matter to be voted on is controversial; or

•	the matter to be voted on would adversely affect our shareholders.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote your common shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your common shares are not voted as you requested.

Rights to Inspect

You will have the right to inspect, at The Bank of New York’s offices in New York City, the books registering the transfer and ownership of the ADSs. The Bank of New York will generally permit you to look at these books unless you are looking at the books for reasons that do not involve us or the ADRs.

Fees and Expenses

ADR holders must pay:	For:

$5.00 (or less) per 100 ADSs	• Each issuance of an ADS, including as a result of a distribution of common shares or rights or other property
• Each cancellation of an ADS, including if the deposit agreement terminates

$0.02 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if the securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities other than ADSs to ADR holders

Registration or transfer fees	• Transfer and registration of common shares through NECIGEF to or from the name of The Bank of New York or its agent when you deposit or withdraw common shares

Expenses of The Bank of New York	• Conversion of euros to U.S. dollars
• Cable, telex and facsimile transmission expenses (if expressly provided in the agreement)

Taxes and other governmental charges or a custodian has to pay on any ADS or share underlying an ADS; for example, share transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges payable by The Bank of New York or its agents in connection with servicing the deposited securities	• As incurred. No charges of this type are currently made in the Dutch market

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADSs. The Bank of New York may refuse to transfer your ADSs or to allow you to withdraw the deposited securities underlying your ADSs until such payments are made, or it may deduct the amounts of taxes owed from any payments to you. It may also sell deposited securities, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If The Bank of New York sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and will pay to you any proceeds, or it will send to you any property remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

• Change the nominal or par value of our common shares • Reclassify, split up or consolidate our common shares • Recapitalize, reorganize, merge or take any similar action	The securities received by The Bank of New York will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities. Alternatively, The Bank of New York may distribute some or all of the securities it receives. It may also, and will if we ask it to, deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

We and The Bank of New York may agree to amend the agreement and the ADSs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or certain expenses of The Bank of New York, or prejudices an important right of ADS holders, it will become effective only 30 days after The Bank of New York notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

The Bank of New York will terminate the deposit agreement if we ask it to do so. The Bank of New York may also terminate the agreement if The Bank of New York has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In both cases, The Bank of New York must notify you at least 30 days before termination.

After termination, The Bank of New York and its agents will be required to do only the following under the agreement:

•	advise you that the deposit agreement is terminated;

•	sell rights and other property as provided in the deposit agreement;

•	collect dividends and distributions on the deposited securities; and

•	deliver common shares and other deposited securities upon cancellation of ADSs.

One year after termination, The Bank of New York may sell any remaining deposited securities by public or private sale. After that, The Bank of New York will hold the money it received on the sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the ADR holders that have not surrendered their ADSs. It will not invest the money and will have no liability for interest. The Bank of New York’s only obligations will be to account for the proceeds of the sale and other cash. After termination our only obligations will be with respect to indemnification and to pay fees and expenses of The Bank of New York.

Limitations on Obligations and Liability to ADR Holders

The deposit agreement expressly limits our obligations and the obligations of The Bank of New York. It also limits our liability and the liability of The Bank of New York. We and The Bank of New York:

•	are only obligated to take the actions specifically set forth in the agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party. In the deposit agreement, we and The Bank of New York agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before The Bank of New York will deliver or register transfer of ADSs, make a distribution on ADSs, or permit withdrawal of common shares, The Bank of New York may require:

•	payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any common shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with laws or governmental regulations relating to ADSs or the withdrawal of deposited securities and any such reasonable regulations, if any, The Bank of New York may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer or register transfers of ADSs, generally, when the transfer books of The Bank of New York are closed or, at any time, if we or The Bank of New York think it is advisable to do so.

You have the right to cancel your ADSs and withdraw the underlying common shares at any time except:

•	when temporary delays arise because:

—	we or The Bank of New York have closed our transfer books;

—	the transfer of common shares is blocked to permit voting at a shareholders’ meeting;

—	we are paying a dividend on the common shares;

•	when you or other ADR holders seeking to withdraw common shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of common shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of ADRs

The deposit agreement permits The Bank of New York to deliver ADRs before deposit of the underlying common shares. This is called a pre-release of the ADRs. The Bank of New York may also deliver common shares upon receipt and cancellation of pre-released ADRs. The Bank of New York may do this even if the ADRs are cancelled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying common shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of common shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer:

—	beneficially owns the common shares or ADRs to be remitted;

—	assigns all beneficial rights, title and interest in the common shares or ADRs to The Bank of New York as depositary and for the benefit of the owners of the ADRs; and

—	will not take any action with respect to the common shares or ADRs that is inconsistent with the transfer of beneficial ownership (including, without the consent of The Bank of New York, disposing of such common shares or ADRs) other than in satisfaction of such pre-release;

•	the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and

•	The Bank of New York must be able to close out the pre-release on not more than five business days’ notice.

The pre-release will be subject to whatever indemnities and credit regulations that The Bank of New York considers appropriate. In addition, The Bank of New York will limit the number of ADRs that may be outstanding at any time as a result of pre-release. However, The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

PART II

Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
            AND USE OF PROCEEDS

None

Item 15: RESERVED

Item 16: RESERVED

Part III

Item 17: FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

Item 18: FINANCIAL STATEMENTS

The following financial statements and related schedules, together with the report of PricewaterhouseCoopers N.V. thereon, are filed as part of this registration statement:

Index to Dutch GAAP Financial Statements

Page

Summary of Significant Accounting Differences Between Dutch GAAP and U.S. GAAP	A-1
Selected Dutch GAAP Financial Data	A-3
Consolidated Dutch GAAP Financial Statements as of and at December 31, 1999 and 2000	A-6

Item 19: EXHIBITS

The following instruments and documents are included as exhibits to this registration statement.

Exhibit
Number	Description

1.1	Articles of Association of the Company.
2.1	Deposit Agreement among the Company, The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts evidencing American Depositary Shares each representing one common share of the Company.
2.2	Form of American Depositary Receipt.
4.1	Amended and Restated Operating Agreement of Van der Moolen Specialists USA, LLC.*
8	Subsidiaries of the registrant.
23	Consent of PricewaterhouseCoopers N.V., independent auditors of the Company.

*	Confidential treatment has been requested. Confidential materials have been redacted and separately filed with the Securities and Exchange Commission.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

VAN DER MOOLEN HOLDING N.V.

By: /s/ Friedrich M.J. Böttcher

Name: Friedrich M.J. Böttcher
Title: Chairman of the Management Board

By: /s/ Frank F. Dorjee

Name: Frank F. Dorjee
Title: Chief Financial Officer,
Member of the Management Board

Date: October 15, 2001

Report of Independent Accountants

To the Board of Directors and Shareholders of Van der Moolen Holding N.V.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Van der Moolen Holding N.V. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the two years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers N.V.

Amsterdam, the Netherlands

April 5, 2001, except for note 25 as to which the date is May 1, 2001

Van der Moolen Holding N.V.

Consolidated Statements of Financial Condition

As of December 31, 2000 and 1999

(in thousands of EUR)

	As of December 31,

	2000	1999

ASSETS
Cash	EUR65,531	EUR16,792
Restricted cash	38,078	58,886
Securities purchased under agreements to resell	156,368	54,748
Receivable from broker-dealers and clearing organizations	120,691	86,119
Securities owned at market value	473,426	518,473
Secured demand notes	6,362	4,364
Notes receivable	25,759	31,364
Stock borrowed	1,469,635	1,165,545
Memberships in exchanges:
Owned, at cost (market value of EUR 20,795 and EUR 21,949, respectively)	19,263	17,831
Contributed by members, at market value	15,046	18,316
Property and equipment, net	7,874	7,305
Goodwill and other intangible assets, net	340,963	258,229
Other assets	41,110	52,905

Total assets	EUR2,780,106	EUR2,290,877

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Short-term borrowings	EUR44,062	EUR3,103
Payable to broker-dealers and clearing organizations	70,267	108,929
Securities sold, not yet purchased, at market value	403,833	416,549
Stock loaned	1,446,670	1,152,728
Current taxes payable	39,305	12,345
Accounts payable, accrued expenses, and other liabilities	94,651	43,432
Deferred tax liabilities	10,054	6,087
Notes payable, with interest ranging from 2.99% to 6.55%	17,479	71,556
Subordinated borrowings:
Subordinated notes	74,605	45,478
Memberships in exchanges, contributed by members, at market value	15,046	18,316
Minority interest	26,733	21,730
Shareholders’ equity:
Financing preferred A shares, NLG 1.25 par value, authorized 1,200,000 shares, issued and outstanding 236,000 and 216,000, respectively	133	122
Financing preferred B shares, NLG 1.25 par value, authorized 1,200,000 shares, issued and outstanding 391,304 shares	222	222
Common shares, NLG 0.167 par value, authorized 54,000,000 shares, issued and outstanding 37,061,811 and 34,569,018 shares, respectively	2,804	2,615
Additional paid-in capital	229,851	190,537
Retained earnings	257,803	174,390
Accumulated other comprehensive income	46,588	25,998
Treasury shares	—	(3,260)

Total shareholders’ equity	EUR537,401	EUR390,624

Total liabilities and shareholders’ equity	EUR2,780,106	EUR2,290,877

The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V.

Consolidated Statements of Income

For the years ended December 31, 2000 and 1999

(in thousands of EUR, except per share data)

	Year ended December 31,

	2000	1999

Revenues
Specialist activities	EUR281,729	EUR129,571
Market maker activities	123,733	57,762
Commissions from specialist activities	39,023	33,489
Net interest income from stock lending activities	6,318	4,177

Total revenues	EUR450,803	EUR224,999

Expenses
Exchange, clearing and brokerage fees	28,453	18,175
Employee compensation and benefits	123,840	57,323
Information and communication	14,349	8,001
General and administrative expenses	27,073	19,136
Depreciation and amortization	17,596	12,248

Total expenses	EUR211,311	EUR114,883

Income from operations	EUR239,492	EUR110,116

Income from participating interests	172	8,658
Gain on disposal of long-term investments and affiliates	10,978	66,284
Interest income (expense)	(6,408)	(2,222)
Other income	1,481	4,752

Income before income taxes and minority interest	EUR245,715	EUR187,588

Provision for income taxes	(78,037)	(72,248)
Minority interest	(43,430)	(20,147)

Net income	EUR124,248	EUR95,193

Preferred dividends	(2,841)	(2,840)
Net income available to common shareholders	121,407	92,353
Weighted average number of common shares outstanding	35,909,376	34,162,188
Basic earnings per share	EUR3.38	EUR2.70
Diluted earnings per share	EUR3.34	EUR2.64

The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2000 and 1999

(in thousands of EUR)

	Year ended	Year ended
	December 31,	December 31,
	2000	1999

Net income	EUR124,248	EUR95,193
Other comprehensive income:
Unrealized holding losses	(506)	(2,066)
Foreign currency translation	21,096	33,609

	20,590	31,543

Comprehensive income	144,838	126,736

The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V.

Consolidated Statements of Changes in Shareholders’ Equity

As of December 31, 2000

(in thousands of EUR)

	Capital stock

	Preference		Common		Treasury

	Shares	Amounts	Shares(1)	Amounts	Shares	Amounts

Balance at Jan. 1, 2000	607,304	EUR344	34,569,018	EUR2,615	148,518	EUR(3,260)
Net income
Dividends on financing preferred A shares of EUR 2.7 per share	—
Dividends on financing preferred B shares of 5.52%	—
Dividends on common shares
Issuance of financing preferred A shares	20,000	11
Issuance of common shares through exercise of stock options and warrants			1,582,890	120
Issuance of stock dividend			909,903	69
Purchase of common shares (treasury shares)					535,257	(7,995)
Treasury shares used for options and warrants exercised					(683,775)	11,255
Foreign currency translation adjustments
Taxes on offering proceeds
Stock options compensation expense
Change in unrealized holding gains/ losses on available for sale securities, net of tax

Balance at Dec. 31, 2000	627,304	EUR355	37,061,811	EUR2,804	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Accumulated
	Additional		Other	Total
	Paid-in	Retained	Comprehensive	Shareholders’
	Capital	Earnings	Income(1)	Equity

Balance at Jan. 1, 2000	EUR190,537	EUR174,390	EUR25,998	EUR390,624
Net income		124,248		124,248
Dividends on financing preferred A shares of EUR 2.7 per share		(586)		(586)
Dividends on financing preferred B shares of 5.52%		(2,255)		(2,255)
Dividends on common shares		(17,976)		(17,976)
Issuance of financing preferred A shares	912			923
Issuance of common shares through exercise of stock options and warrants	20,339			20,459
Issuance of stock dividend	14,262	(14,331)		—
Purchase of common shares (treasury shares)				(7,995)
Treasury shares used for options and warrants exercised		(5,947)		5,308
Foreign currency translation adjustments			21,096	21,096
Taxes on offering proceeds	(192)	260		68
Stock options compensation expense	3,993			3,993
Change in unrealized holding gains/ losses on available for sale securities, net of tax			(506)	(506)

Balance at Dec. 31, 2000	EUR229,851	EUR257,803	EUR46,588	EUR537,401

(1)	Accumulated other comprehensive income includes EUR 28 million and EUR 49 million at December 31, 1999 and 2000, respectively, for accumulated currency translation adjustments.

The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V.

Consolidated Statements of Changes in Shareholders’ Equity

As of December 31, 1999

(in thousands of EUR)

	Capital stock

									Accumulated
	Preference		Common		Treasury		Additional		Other	Total
							Paid-in	Retained	Comprehensive	Shareholders’
	Shares	Amounts	Shares(1)	Amounts	Shares	Amounts	Capital	Earnings	Income(1)	Equity

Balance at Jan. 1, 1999	607,304	EUR344	33,343,086	EUR2,522	—	EUR—	EUR169,617	EUR116,247	EUR(5,545)	EUR283,185
Net income								95,193		95,193
Dividends on financing preferred A shares of EUR 2.7 per share								(585)		(585)
Dividends on financing preferred B shares of 5.52%								(2,255)		(2,255)
Dividends on common shares								(17,291)		(17,291)
Issuance of common shares through exercise of stock options and warrants			574,476	44			5,229			5,273
Issuance of stock dividend			651,456	49			13,352	(13,401)
Purchase of common shares (treasury shares)					180,000	(3,951)				(3,951)
Treasury shares used for options and warrants exercised					(31,482)	691		(475)		216
Foreign currency translation adjustments									33,609	33,609
Stock options compensation expense							2,808			2,808
Taxes on offering proceeds							(469)	(3,043)		(3,512)
Change in unrealized gains/ losses on available for sale securities, net of tax									(2,066)	(2,066)

Balance at Dec. 31, 1999	607,304	EUR344	34,569,018	EUR2,615	148,518	EUR(3,260)	EUR190,537	EUR174,390	EUR25,998	EUR390,624

(1)	Accumulated other comprehensive income includes negative EUR 5.5 million and EUR 28 million at December 31, 1998 and 1999, respectively, for accumulated currency translation adjustments.

The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V.

Consolidated Statements of Cash Flows

For the years ended December 31, 2000 and 1999

(in thousands of EUR)

	Year ended
	December 31,

	2000	1999

Cash flows from operating activities:
Net income	EUR124,248	EUR95,193
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	17,596	13,425
Deferred tax expense	3,967	3,074
Change in assets and liabilities net of effects from purchase of subsidiaries:
Restricted cash	20,808	(5,943)
Receivable from broker-dealers and clearing organizations	(33,721)	2,941
Securities owned, net	52,510	(151,419)
Notes receivable	9,184	(18,575)
Stock borrowed	(304,090)	(463,591)
Other assets	2,719	20,775
Secured demand notes	(1,998)	(4,364)
Payable to broker-dealers and clearing organizations	(38,662)	45,718
Securities sold, not yet purchased, at market value	(14,042)	133,276
Stock loaned	293,942	458,549
Current taxes payable	26,897	(230)
Accounts payable, accrued expenses and other liabilities	47,873	11,292

Net cash provided by operating activities	EUR207,231	EUR140,121

Cash flows from investing activities:
Purchase of property and equipment, net	(2,015)	(2,992)
Payment for purchase of subsidiaries, net of cash acquired	(87,046)	(92,916)
Disposals of investments, net	10,355	21,918
Securities purchased under agreements to resell, net	(98,579)	(18,966)
Purchase of memberships	(1,432)	(720)

Net cash used in investing activities	EUR(178,717)	EUR(93,676)

Cash flows from financing activities:
Minority interest	1,356	9,564
Proceeds from lines of credit	40,959	2,130
Payments of long-term liabilities	(54,077)	(5,798)
Proceeds (payments) of subordinated notes	29,127	(12,711)
Issuance of shares	31,540	5,489
Purchase of treasury shares	(7,995)	(3,951)
Dividend paid	(20,817)	(20,131)
Other	(1,295)	(2,770)

Net cash used in financing activities	EUR18,798	EUR(28,178)

Effects of exchange rate differences	1,427	9,229
Net change in cash and cash equivalents	EUR48,739	EUR27,496

Cash at beginning of the year	16,792	(10,704)
Cash at end of the year	EUR65,531	EUR16,792

Supplemental information:
Interest paid during year	98,512	39,971
Taxes paid during the year	61,359	72,481

The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V.

Notes to Consolidated Statements

As of and for the years ended December 31, 2000 and 1999

1.  Organization and Description of Business

Van der Moolen Holding N.V. (the “Company”) was founded in 1892 and is a specialist and market maker in securities markets on the New York Stock Exchange (“NYSE”), Euronext Amsterdam (formerly, Amsterdam Exchanges N.V.), London Stock Exchange, Deutsche Börse, Swiss Exchanges, London International Financial Futures and Options Exchange, Philadelphia Stock Exchange, and the Chicago Board Options Exchange. The Company trades equities, equity options, equity index options and bonds.

2.  Significant Accounting Policies

Basis of Presentation

The accounting and reporting principles of the Company conform with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenue and expense and disclosure of contingent liabilities. Actual results could differ from these estimates.

The policies which are followed by the Company to determine its financial position, statement of income and cash flows are summarized below.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries. Equity investments of 20% to 50% ownership interests are accounted for using the equity method of accounting and are reported in other assets. The Company’s proportional share of earnings and losses related to these investments is included in Income from participating interests. All significant intercompany accounts and transactions have been eliminated in consolidation.

Foreign Currency Translation

Income and expense items of each subsidiary have been translated into Euro at average exchange rates during the period. The assets and liabilities of each subsidiary have been translated into Euro at the period-end exchange rates. Translation adjustments are recognized in Accumulated Other Comprehensive Income.

Foreign currency transactions are accounted for at the exchange rates prevailing on the dates of the transactions; gains and losses arising from such transactions are included in the consolidated statement of income.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents are comprised of cash and amounts due from banks and other financial institutions.

Restricted Cash

Restricted cash represents reserve requirements for the proprietary accounts of introducing firms based on the SEC’s no action letter dated November 3, 1998 issued to Van der Moolen Specialist USA, LLC and deposits with Euronext Amsterdam in connection with the specialist activities of the Company.

Van der Moolen Holding N.V.

Notes to Consolidated Statements

As of and for the years ended December 31, 2000 and 1999 — (continued)

Securities Purchased under Agreement to Resell

Resale agreements and repurchase agreements are accounted for as collateralized lending and secured borrowing transactions, respectively. It is the Company’s policy to take possession or control of securities under agreements to resell. The Company minimizes the credit risk associated with these transactions by monitoring its aggregate credit exposure to each counterparty and by monitoring collateral value and requiring the counterparty to deposit additional collateral when deemed necessary.

The amount advanced under resale agreements accounted for as secured lending transactions and the amounts borrowed under repurchase agreements accounted for as secured borrowings transactions are carried on the balance sheet at the amount advanced or borrowed plus accrued interest. Interest earned on resale agreements and interest incurred on repurchase agreements is reported net under Net interest from stock lending activities.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased represent trading assets and liabilities, respectively. Trading assets include securities held in anticipation of market movements. Trading liabilities include obligations to deliver securities not yet purchased. Trading positions are carried at market value and recorded on a trade date basis. The Company recognizes changes in the market value of trading positions as they occur.

Trading securities are valued using quoted market prices, including quotes from dealers in those securities when available. If quoted market prices are not available, the fair value is estimated using quoted prices of instruments with similar characteristics.

Securities Owned and Pledged to Counterparties

The Company continues to report assets as owned when they are pledged as collateral in collateralized financing arrangements. In this regard, a collateralized party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice. The Company does not report securities received as collateral in collateralized financing arrangements because the debtor typically has the right to substitute or redeem the collateral on short notice.

Notes Receivable

Notes receivable are reported at the principal amount outstanding, adjusted for any allowances. Interest on loans is accrued at the contractual rate and credited to income based on the principal amount outstanding.

Stock Loaned and Stock Borrowed

Stock loaned and stock borrowed for which cash is received or deposited are treated as a collaterialized financing transactions and are recorded at contract amount. Revenues and expenses from these activities are netted and presented as Net interest income from stock lending activities.

Exchange Memberships

Exchange memberships owned by the Company are recorded at cost. Additionally, eight exchange memberships have been contributed for use by the Company’s subsidiaries operating in the United States by employees or members of such subsidiaries. These memberships are subordinated to claims of general creditors and are carried at market value with corresponding amounts recorded as subordinated liabilities.

Van der Moolen Holding N.V.

Notes to Consolidated Statements

As of and for the years ended December 31, 2000 and 1999 — (continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line method over their estimated useful lives, which range from two to forty years. Maintenance and repairs are expensed as incurred.

The estimated useful lives of property and equipment are as follows:

Real Estate	40 years
Furniture and Fixtures	2-10 years
Company Cars	3-5 years

All leases entered into by the Company qualify as operating leases. Payments made under operating leases are charged to income on a straight-line basis over the periods of the leases.

Goodwill and Other Intangible Assets

Goodwill arising from business combinations accounted for under the purchase method is being amortized on a straight-line basis over 15 years. Intangible assets consisting of specialist stock lists acquired in connection with certain business combinations are being amortized on a straight-line basis over 40 years. The Company periodically evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life might warrant revision or that the remaining balance may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, the Company uses an estimate of undiscounted projected cash flows over the remaining life in order to measure whether the assets are recoverable. Specialist stock lists are valued at fair market value at the date of purchase. The useful lives of the specialist stock lists were determined based upon analysis of historical turnover characteristics of the specialist stocks.

Other Assets

Other assets include securities available for sale, investments accounted for under the equity method, related party receivables and other receivables. Securities available for sale are reported at market value or estimated fair value as determined by management, and unrealized gains and losses are excluded from earnings and reported as accumulated other comprehensive income. Declines in fair value of individual securities available for sale below their cost that are other than temporary result in the writedown of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Specialist Activities

Revenues from specialist activities consist primarily of net gains from principal transactions in securities for which the Company acts as specialist. Net gain on principal transactions represents trading gains net of trading losses, and are earned by the Company when it acts as principal buying and selling their specialist stocks. These revenues are primarily affected by the total number of specialist stocks for which the Company acts as specialist, as well as changes in share volume and fluctuations in the price of the specialist stocks.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income is recognized on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Van der Moolen Holding N.V.

Notes to Consolidated Statements

As of and for the years ended December 31, 2000 and 1999 — (continued)

Market Maker Activities

Revenues from market making activities consist primarily of net gains earned by the Company when trading as principal in competition with other traders. Similar to specialist activities, net gains from market making activities represent trading gains net of trading losses. Profit and loss arising from all transactions entered into for the account and risk of the Company are recorded on a trade date basis.

A market maker trades for its own account at its own risk, similar to a specialist, and thus performs the same function of providing liquidity to the market. In contrast to a specialist, a market maker fulfills this function in competition with others, and the activities do not generate any floor commissions.

Net Interest Income from Stock Lending

Net interest income represents interest earned net of interest paid in connection with the stock lending activities that are carried out by Van der Moolen Specialists USA. Van der Moolen Specialists USA engages in stock lending and borrowing as a service to other market participants that may require such stocks in order to assure delivery of stock to their own counterparties. Interest income earned was EUR57.7 million and EUR37.1 million for the year ended December 31, 2000 and 1999, respectively. Interest expense was EUR51.4 million and EUR32.9 million for the year ended December 31, 2000 and 1999, respectively.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”, which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of its assets and liabilities. The Company’s deferred tax assets and liabilities are presented separately on the face of the balance sheet. Currently, enacted tax rates are used to determine the deferred income tax.

Stock Based Compensation

The Company adopted Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”). Under SFAS 123, the stock compensation expense is calculated using the fair value method. The related expense has been included in employee benefits and compensation in the consolidated statement of income.

Earnings Per Share

Earnings per share (“EPS”) is computed in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (“SFAS 128”). Basic EPS is calculated by dividing net earnings by the weighted average number of common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, reflects the dilutive effect of the common shares deliverable pursuant to stock options and warrants.

Derivatives Used for Non Trading Purposes

Derivatives such as interest rates and currency swaps are accounted for on an accrual basis and unrealised gains and losses are not recognised in income. Swaps used to manage the interest rate and foreign exchange risk of securities available for sale are carried at fair value with unrealised gains and losses, recorded in accumulated other comprehensive income, a separate component of stockholders’ equity.

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value. If market prices are not readily available, fair value is utilized. Market value for

Van der Moolen Holding N.V.

Notes to Consolidated Statements

As of and for the years ended December 31, 2000 and 1999 — (continued)

exchange-traded derivatives, principally futures and certain options, is based on quoted market prices. Fair values for over-the-counter derivative instruments, principally forwards and OTC options, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts.

Derivatives used for hedging purposes include forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities (that is, hedges of financial instruments that are marked to market are also marked to market and recognized currently in the statement of income). Unrealized gains or losses resulting from hedges are recorded in net gain on firm securities trading.

Premiums and unrealized gains for written and purchased option contracts are recognized gross in the consolidated statement of financial condition.

New Accounting Pronouncements

In June 1999, the Financial Accounting Standards Board (“FASB”) delayed the effective date of Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). SFAS No. 133 replaces existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities. This statement requires that all derivatives be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Additionally, the change in fair value of a derivative, which is not effective as a hedge, will be immediately recognized in earnings.

The delay in implementation was effected through the issuance of SFAS No. 137, which extends the effective date of SFAS No. 133 requirements to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, “Accounting for Certain Derivative Instruments an Amendment of FAS 133”, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities. The Company has adopted the provisions of this statement as of January 1, 2001 and the impact is immaterial.

As of December 31, 2000, the Company adopted the required transition provisions of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” (“SFAS No. 140”). The full adoption of SFAS No. 140 is required for transactions occurring after March 31, 2001. Under SFAS No. 140, the Company is required to reclassify the market value of collateral pledged to counterparties under stock loan and repurchase agreements, in which the counterparty has the right to sell or repledge the security, from Securities owned to Securities owned, pledged to counterparties. Under SFAS No. 140, the Company is also required to disclose the market value of collateral received under stock repurchase and resale agreements which it has the ability to sell or repledge.

3.  Significant Acquisitions and Dispositions

Acquisitions

During the years ended December 31, 1999 and 2000, the Company expanded its specialist activities and market maker activities in the United States through the acquisitions of several businesses. These acquisitions were accounted for using the purchase method. The basis of the individual assets and liabilities is the fair value

Van der Moolen Holding N.V.

Notes to Consolidated Statements

As of and for the years ended December 31, 2000 and 1999 — (continued)

at the date of acquisition. Any purchase price in excess of the fair value of assets and liabilities acquired is recorded as goodwill. The Company’s share of operating results of the acquired companies is included in the consolidated statement of income from the effective date of the acquisition.

On January 1, 1999, the Company used purchase options obtained in connection with the 1998 purchase of a 25% ownership interest in Einhorn & Co. LLC (“Einhorn”), a NYSE specialist, to purchase an additional 15% ownership interest. The purchase price was $10.2 million (EUR9.2 million), of which a combined $7.1 million (EUR6.4 million) was recorded as identifiable intangible assets and goodwill.

On May 31, 1999, the Company increased its ownership interest in Einhorn from 40% to 81.9% with the purchase of an additional 41.9% ownership interest. The purchase price was $41.0 million (EUR38.8 million), of which a combined $29.3 million (EUR27.8 million) was recorded as identifiable intangible assets and goodwill. A total of $5.2 million (EUR4.9 million) was allocated to the fair value of related NYSE exchange memberships.

On July 1, 1999, the Company increased its interest in Surnamer, Weissman & Co., LLC (“Surnamer”), a NYSE specialist, from 40% to 72%. The purchase price was $30.9 million (EUR29.9 million), of which a combined $28.4 million (EUR27.4 million) was recorded as identifiable intangible assets and goodwill.

On July 19, 1999, Surnamer and Einhorn were merged into Lawrence O’Donnell Marcus, LLC (“LOM”), a NYSE specialist, which was a 75% owned subsidiary of the Company. At that time, LOM, Surnamer and Einhorn were under the common control of the Company. LOM also acquired the then outstanding minority interests in Surnamer and Einhorn in exchange for a combined 8.5% minority interest in LOM. LOM then changed its name from LOM to Van der Moolen Specialist USA, LLC. No additional goodwill was recorded for the acquisition of the minority interests.

The Company acquired an 80% interest in Tague Securities LLC (renamed Tague Van der Moolen) (“TVDM”) on April 2, 1999 for $25.8 million (EUR23.7 million), of which $20.8 million (EUR19.1 million) was recorded as goodwill. TVDM is a proprietary options trading company that acts as an options specialist and market maker on the Philadelphia Stock Exchange, Chicago Board of Options Exchange and Eurex Exchange. In 2000, the Company increased its ownership interest from 80% to 83%.

On June 1, 2000, the Company acquired a 75% interest in Fagenson, Frankel & Streicher, LLC (“FFS”), a NYSE specialist. The purchase price of the acquisition was $80.2 million (EUR84.4 million), of which a combined $71.7 million (EUR75.4 million) was recorded as identifiable intangibles and goodwill. Also on June 1, 2000, FFS was merged into Van der Moolen Specialists USA, LLC.

The unaudited proforma information for the Company as if each acquisition had occurred on January 1 of each respective year of acquisition is as follows:

Year ended
December 31,

	2000	1999

(in EUR millions,
except per
share data)
Sales	EUR455.2	EUR228.0
Net income	EUR125.3	EUR97.9
Earnings per share	EUR3.49	EUR2.87

Van der Moolen Holding N.V.

Notes to Consolidated Statements

As of and for the years ended December 31, 2000 and 1999 — (continued)

Dispositions

In connection with La Branche & Co. Inc.’s initial public offering during 1999, the Company sold its 14.2% ownership interest in La Branche & Co. Inc. for $90.0 million (EUR84.4 million). The gross profits on the sale amounted to EUR66.3 million and were recorded as a gain on disposal during the year ended December 31, 1999. The consideration received was a loan of $16.0 million (EUR15.0 million) and $74.0 million (EUR69.4 million) in cash. The principal of the loan is payable in three years and has an interest rate of 9.5% per annum.

The Company disposed of its ownership interest of Jonker Wallich and Matthes during the year ended December 31, 1999. Consideration for the sale was a loan for EUR2.7 million at 1% plus Euribor per year. The loan is to be repaid through on a five-year payment schedule. Interest is due on an annual basis.

4.  Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2000 and 1999, consist of the following:

	December 31, 2000		December 31, 1999

	Receivable	Payable	Receivable	Payable

	(in EUR thousands)
Deposits for securities borrowed/ loaned	EUR1,278	EUR—	EUR1,206	EUR—
Securities failed-to-deliver/ receive	18,534	4,241	22,393	1,354
Commissions receivable	3,411	—	3,301	—
Payable to clearing organizations	—	66,026	—	107,575
Receivable from clearing organizations	97,468	—	59,219	—

	EUR120,691	EUR70,267	EUR86,119	EUR108,929

5.  Concentrations of Credit Risk

As of December 31, 2000, substantially all of the Company’s and its subsidiaries financial instruments owned, financial instruments sold, not yet purchased, receivable and payables from broker-dealers and clearing organizations are amounts held by or due to its clearing brokers. At December 31, 2000, there is a credit concentration with the clearing brokers of approximately EUR10.3 million in one of the subsidiaries of the Company, representing the net market value of the subsidiary’s trading accounts. The subsidiary monitors the credit worthiness of the clearing broker to mitigate its exposure to credit risk. For other group companies there is no credit risk relating to these balances.

Van der Moolen Holding N.V.

Notes to Consolidated Statements

As of and for the years ended December 31, 2000 and 1999 — (continued)

6.  Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading securities at market values, as follows:

	December 31, 2000		December 31, 1999

		Sold, Not Yet		Sold, Not Yet
	Owned	Purchased	Owned	Purchased

	(in EUR thousands)
Bonds	EUR28,403	EUR10,983	EUR23,877	EUR16,753
Common shares	230,603	189,135	313,834	208,451
Options and warrants	214,246	203,715	177,481	190,974
Other	174	—	3,281	371

	EUR473,426	EUR403,833	EUR518,473	EUR416,549

The agreements with the Company’s clearing brokers permit the Company’s securities and financial instruments to be pledged to clearing brokers, depositaries and other financial institutions for the purpose of financing the Company’s trading activities.

7.  Notes Receivable

During the year ended December 31, 1999, the Company received various notes receivable in connection with the sales of certain assets. These notes receivable are recorded at the original principal amount less allowance for losses amounting to EUR0.0 and EUR1.6 million at December 31, 1999 and 2000, respectively. The notes receivable have interest rates ranging from 4.9% to 9.5% per annum (1999: 4.2% to 9.5%) and are payable in three to five years. For one note receivable in the amount of EUR16.1 million, the right exists to convert the principal amount into common shares of the issuer.

8.  Goodwill and Other Intangible Assets

Goodwill and other intangible assets at December 31, 2000 and 1999 were comprised of the following:

	December 31,

	2000	1999

	(in EUR thousands)
Specialist stock lists	EUR221,706	EUR150,459
Goodwill	158,321	131,154
Accumulated amortization	(39,064)	(23,384)

Total	EUR340,963	EUR258,229

For the year ended December 31, 2000 amortization for the specialist stock lists and goodwill were EUR4.9 million and EUR9.9 million, respectively. The corresponding amounts for the year ended December 31, 1999 were EUR3.3 million and EUR7.4 million, respectively.

Van der Moolen Holding N.V.

Notes to Consolidated Statements

As of and for the years ended December 31, 2000 and 1999 — (continued)

9.  Other Assets

Other assets as of December 31, 2000 and 1999 were comprised of the following:

	December 31,

	2000	1999

	(in EUR thousands)
Available for sale securities	EUR8,728	EUR16,176
Investments in participating interests	20,532	23,337
Prepaid pension costs (see note 14)	3,116	1,845
Other receivables	8,734	11,547

Total	EUR41,110	EUR52,905

Investments in Participating Interests

The equity method of accounting is used for the Company’s investment in companies in which the Company’s ownership interest is between 20% and 50%. The Company’s share of the net income or loss of affiliates is presented separately in the consolidated statement of income.

At December 31, 2000 and 1999, the Company’s investments in affiliates, accounted for under the equity method, were as follows:

	Country of	Share of	Percentage of
	Incorporation	Profits	Ownership

Spütz AG	Germany	20.0%	20%
Midwest Partners, LLC	USA	24.9%	24.9%
Ariel Trading, L.P.	USA	35-80%	50.0%

The net income of the affiliates was EUR5.0 million and EUR5.5 million for the year ended December 31, 2000 and 1999, respectively. The Company’s share of net income was EUR0.2 million and EUR0.8 million for the year ended December 31, 2000 and 1999, respectively. The income from participating interest for 1999 also includes the income from Surnamer and Einhorn amounting to EUR7.8 million for the period January to June and January to May, respectively.

Other Receivables

Other receivables of EUR8.7 million and EUR11.5 million at December 31, 2000 and 1999, respectively, consist of miscellaneous receivables from affiliates, members of subsidiaries of the Company established as limited liability companies in the United States, employees and third parties.

10.  Short-term borrowings

At December 31, 2000 and 1999, the Company has a credit line of EUR172.8 million and EUR101.3 million, of which EUR44.1 million and EUR3.1 million was outstanding at December 31, 2000 and 1999, respectively. In addition Van der Moolen Specialists USA has a committed syndicated line of credit with a consortium of banks for $165.0 million (EUR177.3 million) which was undrawn during the year ended December 31, 2000.

Van der Moolen Holding N.V.

Notes to Consolidated Statements

As of and for the years ended December 31, 2000 and 1999 — (continued)

11.  Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities at December 31, 2000 and 1999 were comprised of the following:

	December 31,

	2000	1999

	(in EUR thousands)
Other taxes and social security contributions	EUR2,800	EUR3,812
Accrued bonuses	68,436	21,893
Other accrued liabilities	23,415	17,727

Total	EUR94,651	EUR43,432

12.  Income Taxes

Provision for income taxes consists of the following:

	December 31,

	2000	1999

	(in EUR thousands)
Current income taxes
Arising in the Netherlands (domestic)	EUR8,121	EUR6,567
Arising outside the Netherlands (foreign)	65,949	62,530
Deferred income taxes
Arising in the Netherlands (domestic)	630	736
Arising outside the Netherlands (foreign)	3,337	2,415

Total provision for income taxes	EUR78,037	EUR72,248

Taxes are calculated for each individual entity in the Company and are based on the local tax rates.

	2000	1999

	(in EUR thousands)
Income arising outside the Netherlands before tax and minority interest	EUR201,519	EUR159,073
Minority interest	(43,430)	(20,147)

Income arising outside the Netherlands before tax	EUR158,089	EUR138,926
Income arising from the Netherlands before tax	44,196	28,515

Total income before tax	EUR202,285	EUR167,441

Van der Moolen Holding N.V.

Notes to Consolidated Statements

As of and for the years ended December 31, 2000 and 1999 — (continued)

	December 31,

	2000	1999

	(in EUR thousands)
Deferred tax liabilities
Employee benefit assets	EUR3,578	EUR2,948
Intangible assets	6,476	3,139

Total deferred tax liabilities	EUR10,054	EUR6,087

The Company does not have any deferred tax assets or net operating loss carryforwards.

Income tax in the Netherlands

The statutory rate in the Netherlands is 35%. The effective tax rate for the years ended December 31, 2000 and 1999 are 20% and 26%, respectively. The differences in the tax rates can be explained as follows:

	2000		1999

Statutory tax rate in the Netherlands	35%		35%
Non taxable group financing revenues	(18%	)	(15%	)
Non taxable other revenues	(8%	)	(5%	)
Non-tax deductible costs	7%		11%
Exchange results	4%		—

	20%		26%

Income tax outside the Netherlands

Based on the local statutory tax rates in the different countries the weighted average tax rate for the years ended December 31, 2000 and 1999 is 46%. The actual tax rates for the financial years 2000 and 1999 were 44% and 45%, respectively.

Van der Moolen Holding N.V.

Notes to Consolidated Statements

As of and for the years ended December 31, 2000 and 1999 — (continued)

13.  Subordinated Notes

Liabilities subordinated to the claims of general creditors consist of uncollateralized promissory notes. The subordinated notes at December 31, 2000 and 1999, are as follows:

	December 31,

	2000	1999

	(in EUR thousands)
Subordinated notes, 5.660%, due Dec. 22, 2005	EUR16,336	EUR19,512
Subordinated notes, 8.000%, due Dec. 31, 2005	21,494	19,908
Subordinated notes, 10.250%, due June 30, 2006	1,827	1,693
Subordinated notes, floating rate, due June 30, 2006	16,120	—
Subordinated notes, 11.732%, due June 30, 2006	12,251	—
Subordinated notes, 11.421%, due July 31, 2006	215	—
Secured demand note collateral agreements from members, 4.250%, due June 30, 2006	4,175	4,365
Secured demand note collateral agreements from members, 5.250%, due July 31, 2006	2,187	—

Total	EUR74,605	EUR45,478

The subordinated borrowings are available in computing net capital under the respective exchange net capital rules. To the extent that such borrowings are required for the continued compliance by the Company’s subsidiaries operating in the United States with minimum net capital requirements, they may not be repaid. The subordinated notes, 8% due December 31, 2005 and floating rate, due June 30, 2006, contain certain financial, reporting and other restrictive covenants.

14.  Pension and Other Post-retirement Benefit Plans

The Company has employee pension plans in Germany, the United States and the Netherlands. The German subsidiary has individual pension schemes for the management team members as well as certain employees. In the United States, the Company sponsors a 401(k) plan covering all eligible full-time employees. The annual contribution under this plan is determined at the discretion of management and is subject to certain required minimum contributions. This plan is a defined contribution scheme and thus does not have a projected benefit obligation. The annual contribution to the plan during the years ended December 31, 2000 and 1999 was EUR464,500 and EUR182,200, respectively. In the Netherlands, both contributory and non-contributory defined-benefit pension plans exist, covering substantially all employees. Plan benefits are based on years of service and compensation levels at the time of retirement. The Dutch plan is a final average pay plan. These pension plans and their respective costs are determined using the projected unit credit method in accordance with US GAAP as defined by FAS No. 87, “Employers’ Accounting for Pensions”.

Van der Moolen Holding N.V.

Notes to Consolidated Statements

As of and for the years ended December 31, 2000 and 1999 — (continued)

The change in the projected benefit obligations is as follows:

	2000	1999

	(in EUR thousands)
Projected benefit obligation at January 1	EUR(15,043)	EUR(14,481)
Service cost	(241)	(256)
Interest cost	(896)	(719)
Actuarial (gains)/losses	169	(312)
Benefits paid	715	725

Projected benefit obligation at December 31	EUR(15,296)	EUR(15,043)

The change in plan assets is as follows:

	2000	1999

	(in EUR thousands)
Fair value of plan assets at January 1	EUR19,328	EUR22,337
Actual return on plan assets	1,859	1,622
Employer contributions	292	(4,069)
Benefits paid	(579)	(562)

Fair value of plan assets at December 31	EUR20,900	EUR19,328

The funded status of all defined benefit pension plans based on the projected benefit obligation is as follows:

	2000	1999

	(in EUR thousands)
Funded status	EUR5,604	EUR 4,285
Unrecognized net transition cost	(1,933)	(2,577)
Unrecognized net actuarial (gains) loss	(555)	137

Prepaid pension cost	EUR3,116	EUR1,845

Components of net periodic pension cost recorded under employee compensation and benefits in the consolidated statements of income are as follows:

	2000	1999

	(in EUR thousands)
Service cost	EUR(242)	EUR(256)
Interest cost	(896)	(719)
Expected return on plan assets	1,375	1,280
Amortization of transition cost	637	638
Other cost	(129)	(123)

Net periodic pension cost	EUR745	EUR820

Van der Moolen Holding N.V.

Notes to Consolidated Statements

As of and for the years ended December 31, 2000 and 1999 — (continued)

Weighted average actuarial assumptions for the Company’s pension plans are as follows:

	December 31,

	2000	1999

Discount rate	6.25%	6%
Rate of compensation increase	2%	2%
Expected rate of return on plan assets	7%	7%
Rate of benefit increase	3%	3%

15.  Shareholders’ Equity

The authorized capital at December 31, 2000 was 54,000,000 common shares with a par value of NLG 0.167 and 1,200,000 financing preferred A shares, 1,200,000 financing preferred B shares, 1,200,000 financing preferred C shares, 1,200,000 financing preferred D shares and 7,600,000 financing preferred E shares with a par value of NLG 1.25 per share, of which 37,061,881 common shares, 236,000 financing preferred A shares and 391,304 financing preferred B shares have been issued.

The financing preferred A shares have a cumulative dividend that is calculated on the basis of a percentage equal to the average effective profit on the three government bonds of which the remaining term as much as possible equals 10 years, increased by 100 basis points to be rounded up to whole cents. The profit basis of the financing preferred A shares is equal to the issuance rate of the financing preferred A shares issued at January 16, 1997, being NLG 88.60 (EUR40.205).

The financing preferred B shares have a cumulative dividend that is calculated on the basis of a percentage equal to the calculated average, over the last five stock exchange days prior to the day of payment, of the effective profit on government bonds with a (remaining) term of 6 to 7 years and 7 to 8 years (as calculated by het Centraal Bureau voor de Statistiek and published in the Officiële Prijscourant of Euronext Amsterdam) increased by 175 basis points, rounded up to whole cents, and being distributed in cash. The profit basis is equal to the issuance rate of NLG 230 (EUR104.37). The dividend on the financing preferred A shares and the financing preferred B shares will be reviewed and adjusted in accordance with market interest from time to time.

16.  Related Party Transactions

Financing is provided by ING Group and certain members of the subsidiaries of the Company. Secured demand notes represent loans given to the Company by certain of its members. The cash notes and the secured demand note loans are presented in subordinated loans. The principal, interest and maturity dates are as follows:

	Interest		December 31,	December 31,
	Rate	Maturity	2000	1999

	(in EUR thousands)
Cash Notes:
ING Groep	5.660%	Dec. 22, 2005	EUR16,336	EUR19,512
Certain members	10.250%	June 30, 2006	1,290	1,692
Certain members	11.421%	July 31, 2006	215	—
Certain members	11.732%	Dec. 31, 2005	6,609	—

Total			EUR24,450	EUR21,204

Van der Moolen Holding N.V.

Notes to Consolidated Statements

As of and for the years ended December 31, 2000 and 1999 — (continued)

	Interest		December 31,	December 31,
	Rate	Maturity	2000	1999

	(in EUR thousands)
Secured Demand Note Loans:
Certain members	4.250%	June 30, 2006	EUR3,100	EUR4,364
Certain members	5.250%	July 31, 2006	2,187	—

Total			EUR5,287	EUR4,364

Interest expense on these obligations amounted to EUR1.9 million and EUR1.5 million for the years ended December 31, 2000 and 1999, respectively.

ING Groep has a 13% ownership in the Company. It is also one of the clearing organizations used by the Company. The outstanding clearing balance with ING Groep at December 31, 2000 and 1999 was EUR11.2 million and EUR(60.3 million), respectively.

The Company is required to pay members of Van der Moolen Specialists USA a fee relating to exchange memberships contributed for use. This fee is based on the market value of the exchange memberships and amounted to EUR1.4 million during 2000 and EUR1.6 million during 1999. The amount is included in interest income and expenses.

17.  Kroon Warrants

On March 24, 1997, the Company issued 347,071 Kroon warrants as a dividend. Each warrant was convertible into 7 1/2 common shares of the Company for NLG 43.33 (EUR19.67). The warrants had a three-year term and expired March 23, 2000. Kroon warrants were traded on the Euronext.

18.  Stock Option Plans

On December 1, 1996, the stock option plan became effective after adoption by the Supervisory Board. The stock option plan provides for the grant of incentive stock options to certain directors and employees.

The Company has stock option plans in the Netherlands, the United Kingdom, the United States and Germany. In 1999 and 2000, stock options were granted for each plan with an exercise price equal to or higher than the market value of the underlying stock. The options granted are immediately exercisable, with the exception of the options granted to employees of Van der Moolen U.K. which may not be exercised for a period of three years from the date of grant. Also, the Company has granted certain options in the past, which could not be exercised for a period of up to four years from the date of grant. The exercise period of the options ranges from four to ten years.

If employees cease to be employed by the Company, their unexercised options are cancelled. Furthermore, any options exercised are subject to a forfeiture period of three years during which the relevant employee must remain employed with the Company or forfeit 80% of any benefits derived from the exercise of the options.

Van der Moolen Holding N.V.

Notes to Consolidated Statements

As of and for the years ended December 31, 2000 and 1999 — (continued)

The following table summarizes the option activity for the year ended December 31, 1999:

		Weighted	Weighted Average	Range of	Weighted Average
		Average	Remaining	Exercise	Fair Value
	Options	Exercise Price	Contractual Life	Prices	at Grant Date

Outstanding at January 1, 1999	1,532,988	EUR14.24	4.47	EUR4.54-20.95	EUR3.69
Granted	904,200	EUR16.44	5.12	EUR16.17-20.80	EUR4.63
Exercised	(492,633)	EUR9.33	3.41	EUR4.54-18.17	EUR 2.42
Forfeited	(75,201)	EUR17.53	4.71	EUR8.62-19.62	EUR4.63

Outstanding at December 31, 1999	1,869,354	EUR16.47	4.33	EUR4.54-20.95	EUR4.44

Exercisable (vested) options	1,869,354	EUR16.47	4.33	EUR4.54-20.95	EUR4.44

The following table summarizes the option activity for the year ended December 31, 2000:

		Weighted	Weighted Average	Range of	Weighted Average
		Average	Remaining	Exercise	Fair Value
	Options	Exercise Price	Contractual Life	Prices	at Grant Date

Outstanding at January 1, 2000	1,869,354	EUR16.47	4.33	EUR4.54-20.95	EUR4.44
Granted	790,200	EUR31.19	4.72	EUR30.18-33.81	EUR7.61
Exercised	(944,550)	EUR16.27	3.64	EUR4.54-19.62	EUR4.38
Forfeited	(57,000)	EUR17.83	3.66	EUR16.17-19.62	EUR4.68

Outstanding at December 31, 2000	1,658,004	EUR23.55	4.07	EUR5.33-33.81	EUR5.98

Exercisable (vested) options	1,658,004	EUR23.55	4.07	EUR5.33-33.81	EUR5.98

For the years ended December 31, 2000 and 1999, the Company recognized an stock option expense of EUR4.0 million and EUR2.8 million, respectively.

The fair value of the option granted is estimated based on the date of the grant using the Black-Scholes option-pricing model. The weighted average assumptions used for grants made in 2000 and 1999 are as follows:

	December 31,

	2000	1999

Dividend yield	5%	5%
Expected volatility	45%	50%
Risk-free interest rate	5.04%	4.78%
Expected option life	3 years	3 years

19.  Earnings Per Share

Basic earnings per share is calculated by dividing the net income applicable to common shares outstanding by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed using the same method as basic earnings per share, but reflects the potential dilution that could occur if other equity instruments were converted or exercised into common shares.

Van der Moolen Holding N.V.

Notes to Consolidated Statements

As of and for the years ended December 31, 2000 and 1999 — (continued)

For purposes of diluted earnings per share, net income available for common shares is adjusted, if applicable for any Financing preferred share dividends. The Company had two categories of dilutive potential common shares: shares issuable on exercise of share options granted to employees and the Kroon warrants.

For the share options, a calculation is done to determine the number of shares that could have been acquired at market price (determined as the average annual share price of the Company’s shares). This calculation serves to determine the “unpurchased shares” to be added to the common shares outstanding for the purposes of computing the dilution.

	December 31,

	2000	1999

	(in EUR thousands,
	except per share data)
Basic Earnings per Share:
Net income	EUR124,248	EUR95,193
Less: Financing preferred shares dividends	(2,841)	(2,840)

Net income available to common shareholders	EUR121,407	EUR92,353

Weighted average number of common shares in issue	35,909,376	34,162,188
Basic earnings per share	EUR3.38	EUR2.70
Diluted Earnings per share:
Net income available to common shareholders	EUR121,407	EUR92,353
Weighted average number of common shares in issue	35,909,376	34,162,188
Dilutive effect of warrants	—	672,771
Dilutive effect of stock options	398,046	82,281

Diluted weighted average common stock outstanding	36,307,422	34,917,240

Diluted earnings per share	EUR3.34	EUR2.64

20.  Segmental Information

The Company has three main segments: specialist, market maker and other. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on the income from operations before tax and finance charges generated by segments.

The activities of the Company’s subsidiaries can be divided into two main categories, specialist and market maker activities. Financial information for the Company is reviewed by subsidiary on a monthly basis. There are two subsidiaries that represent more than 10% of the revenues and net income of the Company, Van der Moolen Specialists USA, LLC and Van der Moolen Trading. These segments have been segregated and presented below.

Van der Moolen Holding N.V.

Notes to Consolidated Statements

As of and for the years ended December 31, 2000 and 1999 — (continued)

The following table summarizes certain segment information for the year ended December 31, 2000:

	Van der
	Moolen		Van der	Other
	Specialists,	Other	Moolen	market
	USA	specialists	Trading	makers	Other	Total

	(in EUR thousands)
Revenues
Specialist activities	EUR248,018	EUR25,578	EUR—	EUR8,133	EUR—	EUR281,729
Market making activities	5,962	24,829	73,870	19,072	—	123,733
Commissions	29,591	9,432	—	—	—	39,023
Net interest income from stock lending activities	6,318	—	—	—	—	6,318

Total	EUR289,889	EUR59,839	EUR73,870	EUR27,205	EUR—	EUR450,803

Corporate costs (excluding amortization of goodwill and intangible assets)	EUR95,971	EUR28,817	EUR29,257	EUR23,178	EUR19,264	EUR196,487
Amortization of goodwill and intangible assets	9,797	1,926	1,603	1,498	—	14,824
Income from operations	184,121	29,096	43,010	2,529	(19,264)	239,492
Segment assets	2,038,643	180,824	93,981	346,598	120,060	2,780,106
Additions to long-lived assets	EUR79,603	EUR897	EUR244	EUR356	EUR2,200	EUR83,300

The following table summarizes certain segment information for the year ended December 31, 1999:

	Van der
	Moolen		Van der	Other
	Specialists,	Other	Moolen	market
	USA	specialists	Trading	makers	Other	Total

	(in EUR thousands)
Revenues
Specialist activities	EUR110,986	EUR15,980	EUR—	EUR2,605	EUR—	EUR 129,571
Market making activities	1,196	14,963	28,222	13,381	—	57,762
Commissions	26,765	6,724	—	—	—	33,489
Net interest income from stock lending activities	4,177	—	—	—	—	4,177

Total	EUR143,124	EUR37,667	EUR28,222	EUR15,986	EUR—	EUR224,999

Corporate costs (excluding amortization of goodwill and intangible assets)	EUR42,798	EUR12,376	EUR14,392	EUR12,989	EUR21,643	EUR104,198
Amortization of goodwill and intangible assets	6,139	1,927	1,603	1,016	—	10,685
Income from operations	94,187	23,364	12,227	1,981	(21,643)	110,116
Segment assets	1,556,853	144,436	62,480	423,479	103,629	2,290,877
Additions to long-lived assets	76,937	9,763	244	9,956	31,300	128,200

Van der Moolen Holding N.V.

Notes to Consolidated Statements

As of and for the years ended December 31, 2000 and 1999 — (continued)

Reconciliation from operating income to income before taxes:

	2000	1999

	(in EUR thousands)
Income from operations	EUR239,492	EUR110,116
Income from participating interests	172	8,658
Gain on disposal of long-term investment and affiliates	10,978	66,284
Interest income/(expense)	(6,408)	(2,222)
Other income	1,481	4,752

Income before income taxes	EUR245,715	EUR187,588

Enterprise Wide Disclosures

Revenues attributed to the Company’s country of domicile (the Netherlands) and to the other countries in which the Company’s subsidiaries operate are as follows:

	2000	1999

	(in EUR thousands)
United States	EUR305,887	EUR151,935
The Netherlands	64,350	43,697
Germany	73,870	28,222
United Kingdom	6,696	1,145

Total	EUR450,803	EUR224,999

21.  Fair Value of Financial Instruments

The following section summarizes the methods and assumptions used by the Company, by financial instrument, in estimating fair value:

Assets and liabilities for which fair value approximates carrying value: The fair values of certain financial assets and liabilities carried at cost, including cash and cash equivalents, restricted cash, receivables and payables from and to broker-dealers and clearing organizations and accounts payable, accrued expenses and other liabilities. The fair value of these assets and liabilities approximate market due to their short-term nature.

Securities and trading liabilities: Fair values of trading assets, securities available for sale and trading liabilities are the amounts recognized in the consolidated balance sheets which are based on market prices, where available. If quoted prices are not available, fair values are determined based on quoted market prices of comparable instruments.

Stock loaned and borrowed: Stock loaned and borrowed is stated at contract value, which approximates market value.

Notes receivable: Notes receivable are net of specific provisions for impairment. The notes are stated at contract value, which approximates market value.

Lines of credit and notes payable: The carrying value of long-term debt approximates market, due to the fact that interest rates are comparable with market rates.

Van der Moolen Holding N.V.

Notes to Consolidated Statements

As of and for the years ended December 31, 2000 and 1999 — (continued)

Quantitative Disclosures for Derivative Financial Instruments

The gross notional (or contractual) amount of derivative financial instruments represents the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration. Gross notional (or contractual) amounts of derivative instruments used for trading purposes with off-balance sheet market risk, as of December 31, 2000 in thousands, are set forth below:

	Notional	Fair
	Value	Value

(in EUR thousands)
Equities:
Assets:
Purchased options	EUR1,916,030	EUR211,396
Liabilities:
Written options	EUR1,998,741	EUR200,832
Foreign exchange:
Assets:
Forward contracts	EUR25,335	EUR2,341
Purchased options	EUR67,518	EUR509
Liabilities:
Forward contracts	EUR13,264	EUR628
Written options	EUR85,109	EUR2,255

Market risk is the risk that a change in the level of one or more market factors, such as interest rates, indices, volatilities, correlations, or other factors such as liquidity, will result in losses for a specified position or portfolio. Financial instruments sold, not yet purchased, entail an obligation to purchase the securities at a future date. The Company may incur a loss if the market value of the financial instruments subsequently increases prior to the purchase of a security. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. The settlement of the aforementioned transactions is not expected to have a material adverse effect on the financial position of the Company.

As a market maker and trader on various national financial exchanges, the Company is in the business of managing market risk. The Company employs hedged, market-neutral trading strategies and thus, in management’s opinion, market risk is substantially diminished when all financial instruments are aggregated.

Credit risk represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. All derivative financial instruments entered into by the Company are exchange-traded. The Company’s clearing brokers, through industry clearing organizations, act as the counterparty of specific transactions and therefore, bear the risk of delivery to and from counterparties.

Van der Moolen Holding N.V.

Notes to Consolidated Statements

As of and for the years ended December 31, 2000 and 1999 — (continued)

22.  Commitments and Contingent Liabilities

The Company and its subsidiaries have obligations under operating leases with initial noncancellable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2000 are as follows:

Year	Commitments

(in EUR
thousands)
2001	EUR1,496
2002	1,384
2003	1,329
2004	1,360
2005	1,387
Later years	5,674

Total minimum lease payments	EUR12,630

Certain leases contain renewal options and escalation clauses. Rent expense for the year ended December 31, 2000 and 1999 was EUR1.8 and EUR1.4 million, respectively.

At December 31, 2000, the market value of collateral received by the Company that can be sold or repledged totaled EUR1,389 million. Such collateral is generally obtained under resale and securities borrowing agreements. Of this collateral, EUR1,389 million has been repledged, generally as collateral under stock loan agreements or to cover short sales and consists of primarily common stocks.

On March 10, 2001, the Company provided an irrevocable and unconditional guarantee in the maximum amount of $30 million to Van der Moolen U.K. Limited in respect of the payment of all liabilities of Van der Moolen U.K. Limited incurred in connection with the conduct of its business.

23.  Net Capital Requirements

Two subsidiaries of the Company, Van der Moolen Specialists USA and Tague Van der Moolen, are subject to the SEC Uniform Net Capital Rule (“SEC Rule 15c3-1”), NYSE Rule 104.2 and to the Rules of the Chicago Board of Options Exchange, which specify minimum net capital requirements. At December 31, 2000, the two subsidiaries’ net capital, as defined in SEC Rule 15c3-1, was EUR177.4 million (1999: EUR103.9 million) in excess of its net capital requirement.

The Company is also subject to capital requirements for the subsidiaries in the Netherlands. The net capital requirements at December 31, 2000 for Van der Moolen Effecten Specialist, Van der Moolen Obligaties, and Van der Moolen Opties Amsterdam are EUR0.73 million, EUR0.73 million, and EUR0.05 million, respectively. For each of the companies, the net capital at December 31, 2000 exceeds the requirements.

The Company’s German subsidiary, Van der Moolen Trading has a net capital requirement at December 31, 2000 of EUR6.57 million. Van der Moolen Trading’s net capital at December 31, 2000 exceeds the requirement.

24.  Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company’s broker-dealer activities involve the execution, settlement, and financing of various broker-dealer transactions. These activities may expose the Company to off-balance sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instruments underlying the contract at a loss.

Van der Moolen Holding N.V.

Notes to Consolidated Statements

As of and for the years ended December 31, 2000 and 1999 — (continued)

25.  Subsequent events

On February 8, 2001, Van der Moolen announced it had engaged a team of traders in London who will act as market makers in “odd lots” of international bonds. This team is expected to be operational in June, 2001 under the name Van der Moolen Bonds.

On March 12, 2001, the Company entered into a memorandum of understanding to acquire a 75% share of New York Stock Exchange specialist Scavone, McKenna, Cloud & Co., LLC. On May 1, 2001, the Company entered into a memorandum of understanding to acquire a 75% share of New York Stock Exchange specialist Stern & Kennedy.

On March 27, 2001, the Company entered into a letter of intent to acquire a 51% share of Cohen, Duffy, McGowan & Co. LLC, a specialist and market making firm active in equity options traded on the American Stock Exchange, as well as 24.9% interest in a broker-dealer entity to be formed and owned by Cohen, Duffy, McGowan’s parent company.

On May 1, 2001, the Company consummated a three-for-one stock split. Historical amounts have been restated to reflect this transaction.

Van der Moolen Holding N.V.

Consolidated Statements of Financial Condition (Unaudited)

As of June 30, 2001 and 2000

(In thousands of EUR)

	At June 30,

	2001	2000

ASSETS
Cash	EUR25,437	EUR55,798
Restricted cash	81,153	84,588
Securities purchased under agreements to resell	202,830	139,703
Receivable from broker-dealers and clearing organizations	191,071	67,829
Securities owned at market value	495,379	741,946
Secured demand notes	6,981	4,066
Notes receivable	28,172	32,947
Stock borrowed	1,567,862	1,428,419
Memberships in exchanges:
Owned, at cost (market value of 26,533 and EUR 23,545, respectively)	21,005	18,776
Contributed by members, at market value	18,986	8,895
Property and equipment, net	11,069	9,858
Goodwill and other intangible assets, net	362,068	340,611
Other assets	76,953	56,283

Total assets	EUR3,088,966	EUR2,989,719

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Short-term borrowings	EUR57,947	EUR159,674
Payable to broker-dealers and clearing organizations	99,543	157,734
Securities sold, not yet purchased, at market value	517,565	535,269
Stock loaned	1,564,364	1,407,078
Current taxes payable	6,768	27,995
Accounts payable, accrued expenses, and other liabilities	45,313	55,567
Deferred tax liabilities	14,678	8,039
Notes payable, with interest ranging from 3.38% to 6.25%	49,970	67,695
Subordinated borrowings:
Subordinated notes	80,275	73,913
Memberships in exchanges, contributed by members, at market value	18,986	8,895
Minority interest	25,930	26,122
Shareholders’ equity:
Financing preferred A shares, EUR0.60 and NLG 1.25 par value, respectively, authorized 1,200,000 shares, issued and outstanding 236,000 and 216,000, respectively	141	122
Financing preferred B shares, EUR0.60 and NLG 1.25 par value, respectively, authorized 1,200,000 shares, issued and outstanding 391,304 shares	235	222
Common shares, EUR0.08 and NLG 0.167 par value, authorized 54,000,000 shares, issued and outstanding 37,439,916 and 36,174,198 shares, respectively	2,995	2,736
Additional paid-in capital	238,791	212,211
Retained earnings	243,950	197,870
Accumulated other comprehensive income, net of taxes	121,515	48,577
Treasury shares
Total shareholders’ equity	EUR607,627	EUR461,738

Total liabilities and shareholders’ equity	EUR3,088,966	EUR2,989,719

The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V.

Consolidated Statements of Income (Unaudited)

For the six months ended June 30, 2001 and 2000

(In thousands of EUR, except per share data)

	For six months ended
	June 30,

	2001	2000

Revenues
Specialist activities	EUR115,480	EUR141,487
Market maker activities	41,131	65,264
Commissions from specialist activities	19,471	17,839
Net interest income from stock lending activities	2,716	3,160

Total revenues	EUR178,798	EUR227,750

Expenses
Exchange, clearing and brokerage fees	14,612	13,339
Employee compensation and benefits	48,522	62,103
Information and communication	8,569	6,449
General and administrative expenses	13,142	12,056
Depreciation and amortization	9,205	7,881

Total expenses	EUR94,050	EUR101,828

Income from operations	EUR84,748	EUR125,922

Income (loss) from participating interests	(61)	400
Interest income (expense)	(2,777)	(1,916)
Other income	3,018	1,605

Income before income taxes and minority interest	EUR84,928	EUR126,011

Provision for income taxes	(25,747)	(43,571)
Minority interest	(17,498)	(21,156)

Net income	EUR41,683	EUR61,284

Preferred dividends	(1,448)	(1,420)
Net income available to common shareholders	40,235	59,864
Weighted average number of common shares outstanding	37,347,557	35,718,135
Basic earnings per share	EUR 1.08	EUR 1.68
Diluted earnings per share	EUR 1.07	EUR 1.67

The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V.

Consolidated Statement of Comprehensive Income (Unaudited)

For the six months ended June 30, 2001 and 2000

(In thousands of EUR)

	For six months ended
	June 30,

	2001	2000

Net income	EUR41,683	EUR61,284
Other comprehensive income:
Foreign currency translation	42,518	15,350
Unrealized holdings gains	32,409	7,230

Comprehensive income	EUR116,610	EUR83,864

The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V.

Consolidated Statements of Cash Flows (Unaudited)

For the six months ended June 30, 2001 and 2000

(In thousands of EUR)

	For six months ended
	June 30,

	2001	2000

Cash flows from operating activities:
Net income	EUR41,683	EUR61,284
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	9,205	7,881
Deferred tax expense	2,572	1,952
Change in assets and liabilities net of effects from purchase of subsidiaries:
Restricted cash	(43,075)	(25,702)
Receivable from broker-dealers and clearing organizations	(70,380)	19,141
Securities owned, net	(21,953)	(216,010)
Notes receivable	46	—
Stock borrowed	(98,227)	(262,874)
Other assets	(3,056)	4,981
Secured demand notes	(619)	298
Payable to broker-dealers and clearing organizations	29,276	48,805
Securities sold, not yet purchased, at market value	113,732	117,394
Stock loaned	117,694	254,350
Current taxes payable	(31,918)	15,587
Accounts payable, accrued expenses and other liabilities	(49,338)	10,060

Net cash provided by operating activities	EUR(4,358)	EUR37,147

Cash flows from investing activities:
Purchase of property and equipment, net	(3,642)	(2,418)
Disposal of investments, net	450	2,965
Securities purchased under agreements to resell, net	(46,462)	(81,915)
Sale of memberships	32	77
Payment for purchases of subsidiaries, net of cash acquired	—	(86,848)

Net cash used in investing activities	EUR(49,622)	EUR(168,139)

Cash flows from financing activities:
Minority interest	(3,047)	(47)
Proceeds from short-term borrowings	13,885	156,571
Purchase of treasury shares	—	(2,686)
Proceeds (payments) of long-term liabilities	32,491	(3,861)
Proceeds of subordinated notes	—	25,955
Issuance of shares	6,814	5,552
Dividends paid	(55,097)	(17,557)
Other	1,305	1,477

Net cash provided by (used) in financing activities	EUR(3,649)	EUR165,404

Effects of exchange rate differences	17,535	4,594
Net change in cash and cash equivalents	EUR(40,094)	EUR39,006

Cash at beginning of the period	65,531	16,792
Cash at end of the period	EUR25,437	EUR55,798

Supplemental information:
Interest paid during the year	EUR36,352	EUR43,622
Taxes paid during the year	60,228	28,439

The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V.

Notes to Interim information (Unaudited)

As of and for the six months ended June 30, 2001 and 2000

1.  Organization and Description of Business

The condensed consolidated financial statements include the accounts of Van der Moolen N.V., a Dutch corporation (“Company”), and its subsidiaries. The Company is a specialist and market maker in securities markets on the New York Stock Exchange (“NYSE”), Euronext Amsterdam (formerly, Amsterdam Exchanges N.V.), London Stock Exchange, Deutsche Börse, Swiss Exchanges, London International Financial Futures and Options Exchange, Philadelphia Stock Exchange, and the Chicago Board Options Exchange. The Company trades equities, equity options, equity index options and bonds.

2.  Significant Accounting Policies

Basis of Presentation

The accounting and reporting principles of the Company conform with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenue and expense and disclosure of contingent liabilities. Actual results could differ from these estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries. Equity investments of 20% to 50% ownership interests are accounted for using the equity method of accounting and are reported in other assets. The Company’s proportional share of earnings and losses related to these investments is included in Income from participating interests. All significant intercompany accounts and transactions have been eliminated in consolidation.

Foreign Currency Translation

Income and expense items of each subsidiary have been translated into Euro at average exchange rates during the period. The assets and liabilities of each subsidiary have been translated into Euro at the period-end exchange rates. Translation adjustments are recognized in Accumulated Other Comprehensive Income.

Foreign currency transactions are accounted for at the exchange rates prevailing on the dates of the transactions; gains and losses arising from such transactions are included in the consolidated statement of income.

Stock Based Compensation

The Company adopted Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”). Under SFAS 123, the stock compensation expense is calculated using the fair value method. The related expense has been included in employee benefits and compensation in the consolidated statement of income.

Earnings Per Share

Earnings per share (“EPS”) is computed in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (“SFAS 128”). Basic EPS is calculated by dividing net earnings by the weighted average number of common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, reflects the dilutive effect of the common shares deliverable pursuant to stock options and warrants.

Van der Moolen Holding N.V.

Notes to Interim information (Unaudited)

As of and for the six months ended June 30, 2001 and 2000 — (continued)

New Accounting Pronouncements

On June 29, 2001, the FASB unanimously approved its proposed Statements of Financial Accounting Standards No. 141 (FAS 141), Business Combinations, and No. 142 (FAS 142), Goodwill and Other Intangible Assets.

FAS 141 supercedes Accounting Principles Board Opinion No. 16 (APB 16), Business Combinations. The most significant changes made by FAS 141 are: (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) establishing specific criteria for the recognition of intangible assets separately from goodwill, and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain, instead of being deferred and amortized.

FAS 142 supercedes APB 17, Intangible Assets. FAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting). The most significant changes made by FAS 142 are: (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years.

FAS 141 and 142 will become effective for the Company beginning in the first quarter of fiscal year 2002. Also, the provisions of the new guidance must be applied to acquisitions initiated after June 30, 2001. The Company has not determined the impact of the new guidance, or the allocation and valuation methodology it will utilize in order to conform with the new pronouncements.

3.  Interim condensed consolidated financial statements and financial information

The unaudited interim condensed consolidated financial information as of June 30, 2001 and 2000 and for the six months ended June 30, 2001 and 2000 are presented in the accompanying condensed consolidated financial statements. The unaudited interim condensed consolidated financial statements have been prepared in accordance with US GAAP for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial information. The unaudited interim condensed consolidated financial information reflects all adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for such periods. This interim condensed consolidated financial statement should be read in conjunction with the audited consolidated financial statements and notes thereto as of December 31, 2000, which are included elsewhere in this document. Results of the interim periods are not necessarily indicative of results to be obtained for a full fiscal year.

Van der Moolen Holding N.V.

Notes to Interim information (Unaudited)

As of and for the six months ended June 30, 2001 and 2000 — (continued)

4.  Commitments and Contingent Liabilities

The Company and its subsidiaries have obligations under operating leases with initial noncancellable terms in excess of one year. Aggregate annual rentals for office space and equipment at June 30, 2001 are as follows:

Year	Commitments

(in EUR
thousands)
2001	EUR873
2002	2,101
2003	2,012
2004	2,046
2005	2,077
Later years	6,644

Total minimum lease payments	EUR15,753

At June 30, 2001, the market value of collateral received by the Company that can be sold or repledged totaled € 1,485 million. Such collateral consists of primarily common stocks and is generally obtained under resale and securities borrowing agreements. Of this collateral, € 1,485 million had been repledged, generally as collateral under stock loan agreements or to cover short sales and consists primarily of common stocks.

5.  Net Capital Requirements

Two subsidiaries of the Company, Van der Moolen Specialists USA and Tague Van der Moolen, are subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), NYSE Rule 104.2 and to the Rules of the Chicago Board of Options Exchange, which specify minimum net capital requirements. At June 30, 2001, the subsidiaries’ net capital exceeds the net capital requirements.

The Company is also subject to capital requirements for the subsidiaries in the Netherlands. The net capital of the subsidiaries at June 30, 2001 exceeded the related requirements.

The Company’s German subsidiary, Van der Moolen Trading, is also subject to a net capital requirement. At June 30, 2001, Van der Moolen Trading’s net capital exceeded the related requirement.

6.  Short-Term Borrowings

As of June 30, 2001, the Company had credit lines totalling € 215.5 million. Of these lines, €15.0 million was drawn as of June 30, 2001. In addition, Van der Moolen Specialists USA, LLC had a committed syndicate line of credit with a consortium of banks for $165.0 million (€ 194.6 million) and an uncommitted secured line of credit from Commerzbank AG, New York and Grand Cayman Branches in the aggregate amount of $75.0 million (€ 88.4 million). Both lines of credit were undrawn during the period ended June 30, 2001.

Van der Moolen Holding N.V.

Notes to Interim information (Unaudited)

As of and for the six months ended June 30, 2001 and 2000 — (continued)

7.  Subordinated Notes

Liabilities subordinated to the claims of general creditors consist of uncollateralized promissory notes. The subordinated notes at June 30, 2001 and 2000, are listed as follows:

	June 30,	June 30,
	2001	2000

	(in EUR thousands)
Subordinated notes, 5.660%, due Dec. 22, 2005	EUR16,336	EUR19,512
Subordinated notes, 8.000%, due Dec. 31, 2005	23,585	20,929
Subordinated notes, 10.250%, due June 30, 2006	2,005	1,779
Subordinated notes, floating rate, due June 30, 2006	17,689	15,697
Subordinated notes, 11.732%, due June 30, 2006	13,443	11,930
Subordinated notes, 11.421%, due July 31, 2006	236	—
Secured demand note collateral agreements from members, 4.250%, due June 30, 2006	4,581	4,066
Secured demand note collateral agreements from members, 5.250%, due July 31, 2006	2,400	—

Total	EUR80,275	EUR73,913

The subordinated borrowings are available in computing net capital under the SEC’s uniform net capital rule. To the extent that such borrowings are required for the continued compliance by the Company’s subsidiaries operating in the United States with minimum net capital requirements, they may not be repaid. The subordinated notes, 8% due December 31, 2005 and floating rate, due June 30, 2006, contain certain financial, reporting and other restrictive covenants.

8.  Stock Option Plans

The Company has stock options plans in the Netherlands, the United Kingdom, the United States and Germany. No additional options were granted between January 1 and June 30, 2001. For the six month periods ended June 30, 2001 and 2000, the Company recognized an stock option expense of EUR2.3 million and EUR1.9 million respectively.

9.  Earnings Per Share

Basic earnings per share is calculated by dividing the net income applicable to common shares outstanding by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed using the same method as basic earnings per share, but reflects the potential dilution that could occur if other equity instruments were converted or exercised into common shares.

For the share options, a calculation is done to determine the number of shares that could have been acquired at market price (determined as the average annual share price of the Company’s shares). This calculation serves to determine the “unpurchased shares” to be added to the common shares outstanding for the purposes of computing the dilution.

Van der Moolen Holding N.V.

Notes to Interim information (Unaudited)

As of and for the six months ended June 30, 2001 and 2000 — (continued)

	June 30,	June 30,
	2001	2000

	(in EUR thousands,
	except per share data)
Basic Earnings per Share:
Net income	EUR41,683	EUR61,284
Less: Financing preferred shares dividends	(1,448)	(1,420)

Net income available to common shareholders	EUR40,235	EUR59,864

Weighted average number of common shares in issue	37,347,557	35,718,135
Basic earnings per share	EUR1.08	EUR1.68
Diluted Earnings per share:
Net income available to common shareholders	EUR40,235	EUR59,864
Weighted average number of common shares in issue	37,347,557	35,718,135
Dilutive effect of stock options	256,525	87,676

Diluted weighted average common stock outstanding	37,604,082	35,805,811

Diluted earnings per share	EUR1.07	EUR1.67

10.  Segmental Information

The following table summarizes certain segment information for the six months ended June 30, 2001:

	Van der		Van
	Moolen		der	Other
	Specialists,	Other	Moolen	Market
	USA	Specialists	Trading	Makers	Other	Total

	(in EUR thousands)
Revenues
Specialist activities	EUR108,279	EUR6,970	EUR—	EUR231	EUR—	EUR115,480
Market making activities	3,220	7,693	18,288	11,930	—	41,131
Commissions	14,663	4,807	—	1	—	19,471
Net interest income from stock lending activities	2,716	—	—	—	—	2,716

Total	EUR128,878	EUR19,470	EUR18,288	EUR12,162	EUR—	EUR178,798

Corporate costs (excluding amortization of goodwill and intangible assets)	EUR46,753	EUR9,816	EUR9,596	EUR12,831	EUR6,835	EUR85,831
Amortization of goodwill and intangible assets	5,668	964	801	786	—	8,219

Income from operations	EUR76,457	EUR8,690	EUR7,891	EUR(1,455)	EUR(6,835)	EUR84,748

Van der Moolen Holding N.V.

Notes to Interim information (Unaudited)

As of and for the six months ended June 30, 2001 and 2000 — (continued)

The following table summarizes certain segment information for the six months ended June 30, 2000:

	Van der		Van
	Moolen		der	Other
	Specialists,	Other	Moolen	Market
	USA	Specialists	Trading	Makers	Other	Total

	(in EUR thousands)
Revenues
Specialist activities	EUR118,921	EUR16,235	EUR—	EUR6,331	EUR—	EUR141,487
Market making activities	3,522	12,919	39,244	9,579	—	65,264
Commissions	12,744	5,095	—	—	—	17,839
Net interest income from stock lending activities	3,160	—	—	—	—	3,160

Total	EUR138,347	EUR34,249	EUR39,244	EUR15,910	EUR—	EUR227,750

Corporate costs (excluding amortization of goodwill and intangible assets)	EUR44,276	EUR16,172	EUR15,375	EUR11,362	EUR7,814	EUR94,999
Amortization of goodwill and intangible assets	4,320	964	801	744	—	6,829
Income from operations	89,751	17,113	23,068	3,804	(7,814)	125,922

11.  Subsequent Events

On July 6, 2001, the Company sold its equity interest in Euronext N.V. in connection with its initial public offering, as a result of which it realized a net gain of approximately EUR30 million.

On July 11, 2001, the Company acquired a 51% share of Cohen, Duffy, McGowan & Co. LLC, a specialist and market making firm active in equity options traded on the American Stock Exchange, as well as a 24.9% interest in the broker-dealer entity Cohen, Duffy, McGowan Specialists, LLC, for a total aggregate consideration of $59.5 million.

On August 1, 2001, the Company acquired a 75% share of New York Stock Exchange specialist Scavone, McKenna, Cloud & Co., LLC for total aggregate consideration of $47.6 million and a 75% share of the New York Stock Exchange specialist Stern & Kennedy for total aggregate consideration of $26.2 million. The Company issued 240,000 stock options to certain members and senior traders of Van der Moolen Specialists USA in consideration for their having taken part in the negotiations to acquire and integrate Scavone, McKenna, Cloud and Stern & Kennedy. The stock options were issued with an exercise price of €27.30 per share on August 1, 2001, the date of the closing of the acquisitions. The exercise price was based upon the opening price of the Company’s common shares on Euronext Amsterdam as of August 1, 2001. The approximate fair value of the stock options is EUR1.4 million.

On August 1, 2001, the Company issued 5,000 financing preferred A shares, increasing shareholders’ equity by €223,895. Except as described in “Additional Information — Description of Shares and Key Provisions of our Articles of Association — Financing preferred shares” and “— Dividends”, there are no redemptive or other material rights attaching to our financing preferred shares.

On August 3, 2001, Van der Moolen Specialists USA issued subordinated notes in the aggregate principal amount of $130.0 million. A portion of the proceeds of this issuance was used to retire part of Van der Moolen Specialists USA’s pre-existing subordinated notes. Consequently, the Group’s total long-term subordinated indebtedness increased by approximately $96 million. Of the $130.0 million issued, $65.0 million matures on August 3, 2009, bears interest at an annual rate of 7.54% and is payable in three installments beginning on August 3, 2007, and $65.0 million matures on August 3, 2011, bears interest at an annual rate of 7.80% and is payable in five annual installments beginning on August 3, 2007.

Summary of Significant Accounting Differences Between Dutch GAAP and U.S. GAAP

The consolidated financial statements of Van der Moolen Holding N.V. are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP differs in certain respects from generally accepted accounting principles in the Netherlands (“Dutch GAAP”).

The following is a summary of the significant differences:

(a)  Purchase accounting and goodwill

Goodwill represents the difference between the purchase price and the fair value of the net assets acquired in a business combination accounted for as a purchase under U.S. GAAP. The purchase price is allocated to the individual tangible and intangible assets and liabilities acquired based on their respective fair values at the acquisition date. Goodwill and intangible assets are amortized over their estimated useful lives.

Under Dutch GAAP, goodwill may be written off directly against shareholders’ equity at the acquisition date. Effective January 1, 2001, the guidelines in the Netherlands have been revised and the preferred accounting treatment is to capitalize and amortize goodwill for all acquisitions occurring after January 1, 2001.

(b)  Stock options

Under U.S. GAAP, compensation expense has been recorded in accordance with the Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”). Under SFAS 123, the stock compensation expense is calculated using the fair value method. The related expense has been included in employee benefits and compensation in the consolidated statement of income.

For Dutch GAAP purposes, no compensation expense is recorded for stock options.

(c)  Marketable securities

Under U.S. GAAP, securities held for investment are classified as follows:

—	trading, at which the investments are valued at fair value with changes in fair value recorded through current period earnings,

—	held-to-maturity, which are carried at amortized cost, or

—	available-for-sale, which are carried at fair value with changes in the fair value recorded as a separate component of shareholders’ equity.

For Dutch GAAP, the changes in respect to fair value of the investments held by the company are recognized through the consolidated statement of income.

(d)  Provisions and Restructuring Provisions

Under U.S. GAAP, the criteria for providing, maintaining and charging liabilities and reserves for contingencies are stringent and include, among others, that a liability is incurred at the date of the financial statements for the related costs. Provisions cannot be recognized for future expenses unless (i) an obligation exists or (ii) the occurrence of a contingency is probable and its amount is reasonably estimable, at the balance sheet date.

For restructuring, under U.S. GAAP, only costs that qualify as exit costs under the guidelines set out in EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity” and therefore do not relate to the ongoing operations of the Company may be provided for. In addition, a number of specific criteria also must be met before these costs that do not qualify as restructuring or exit costs can be recognized as an expense. Among these is the requirement that all the significant actions to be taken as part of a reorganization must be identified along with the expected completion dates, and the exit program must be approved by the balance sheet date. Costs that do not qualify as exit costs are expensed when incurred.

Under Dutch GAAP, provisions can be made for a subsequent financial year, provided that such expenses originated in the current year. When a decision has been made by management to reorganize part of the business, provisions are made for redundancy as well as other closing, integration and moving costs. As from January 1, 2001, more stringent rules regarding provisions will be applicable under Dutch GAAP.

(e)  Pension liabilities and pension costs

Under U.S. GAAP, the pension plans in the Netherlands are defined benefit plans under SFAS No. 87, “Employers’ Accounting for Pensions”. Plan benefits are based on years of service and compensation levels at the time of retirement. In accordance with SFAS 87, the excess of plan assets over projected benefit obligation, as of January 1, 1997, the transition date, is recognized as a part of periodic pension costs on a prospective basis. The fair value of the plan assets and the pension obligation is recorded on the balance sheet.

Under Dutch GAAP, contributions are expensed as paid and the back service liability for each year is expensed.

(f)  Dividends

For U.S. GAAP, dividends are accrued when formally approved and declared.

For Dutch GAAP, dividends are accrued in the year to which they relate.

(g)  Balance sheet/ Income statement

For U.S. GAAP, there were reclassifications on the consolidated balance sheet and consolidated statement of income for presentational purposes.

Selected Dutch GAAP Financial Data

The following selected Dutch GAAP historical financial data has been provided for informational purposes only. It should be read in conjunction with our Dutch GAAP consolidated financial statements and the notes thereto which we have included in Annex A to this prospectus. We have extracted the summary financial data set out below from our audited Dutch GAAP financial statements for the years ended December 31, 1996, 1997, 1998, 1999 and 2000. These financial statements have been prepared in accordance with Dutch GAAP, and PricewaterhouseCoopers N.V., independent auditors, have audited them.

We have restated amounts from Dutch guilders into euro for the years ended December 31, 1996, 1997 and 1998 by dividing the amounts in Dutch guilders by the exchange rate of NLG2.20371 = EUR1.00, the rate of exchange between the Dutch guilder and the euro fixed on January 1, 1999.

The comparative financial statements we present for periods prior to January 1, 1999 and reported in euro depict the same trends as the financial statements would have shown if we had continued to present them in Dutch guilders. However, the financial statements for periods prior to January 1, 1999 will not be comparable to the financial statements of other companies that report in euro and that restated their prior period financial statements from a currency other than the Dutch guilder.

	Year ended December 31,

	1996	1997	1998	1999	2000

	(in EUR thousands)
Consolidated Profit and Loss Account Data:
Revenues:
Specialist activities	EUR40,124	EUR68,413	EUR80,648	EUR177,278	EUR320,768
Market maker activities	6,136	41,639	49,374	59,355	123,700
Other activities	6,104	11,107	19,020	3,664	7,754

Total revenues	EUR52,364	EUR121,159	EUR149,042	EUR240,297	EUR452,222

Transaction costs	(3,904)	(8,340)	(10,726)	(18,416)	(28,453)

Net revenues	EUR48,460	EUR112,819	EUR138,316	EUR221,881	EUR423,769

Personnel expenses, fixed	(6,539)	(12,407)	(14,235)	(23,807)	(34,664)
Personnel expenses, variable	(4,221)	(10,536)	(16,010)	(30,844)	(84,148)
Information and communications expenses	(2,681)	(5,620)	(5,675)	(8,258)	(14,349)
General expenses	(4,915)	(8,280)	(11,010)	(18,933)	(26,753)
Depreciation	(798)	(1,127)	(1,528)	(1,563)	(2,772)

Operating income	EUR29,306	EUR74,849	EUR89,858	EUR138,476	EUR261,083

Net interest income (expense)	—	—	546	(2,401)	(6,408)

Income from ordinary activities before taxes	EUR29,306	EUR74,849	EUR90,404	EUR136,075	EUR254,675

Corporation tax	(10,807)	(25,756)	(27,393)	(39,844)	(74,073)

Income from ordinary activities after taxes	EUR18,499	EUR49,093	EUR63,011	EUR96,231	EUR180,602

Net extraordinary income (expenses)	—	5,175	9,629	29,365	7,828

Income after extraordinary income (expense)	EUR18,499	EUR54,268	EUR72,640	EUR125,596	EUR188,430

Minority interest in income	—	(1,787)	(3,831)	(20,147)	(43,430)

Net income	EUR18,499	EUR52,481	EUR68,809	EUR105,449	EUR145,000

	Year ended December 31,

	1996	1997	1998	1999	2000

	(in EUR thousands)
Consolidated Balance Sheet Data:
Fixed assets:
Intangible fixed assets	EUR—	EUR1,994	EUR1,206	EUR—	EUR—
Tangible fixed assets	2,863	4,714	5,620	7,305	7,874
Financial fixed assets	23,370	65,296	82,045	82,008	68,352

Total fixed assets	EUR26,233	EUR72,004	EUR88,871	EUR89,313	EUR76,226

Current assets:
Long positions securities	168,177	311,566	299,512	345,356	265,542
Long positions contracts	1,507	6,082	6,552	177,481	214,246
Clearing houses and professional parties	29,660	299,837	14,197	78,642	143,656
Cash	58,122	16,585	45,197	130,426	221,899
Accrued and other receivables	7,745	9,219	38,812	15,179	11,868

Total current assets	EUR265,211	EUR643,289	EUR404,270	EUR747,084	EUR857,211

Total assets	EUR291,444	EUR715,293	EUR493,141	EUR836,397	EUR933,437

Shareholders’ equity	47,489	63,583	80,722	90,444	132,887
Minority interests	—	4,101	9,273	21,730	26,733

Group equity	47,489	67,684	89,995	112,174	159,620
Subordinated debt	—	—	46,308	42,302	71,429

Guarantee capital	EUR47,489	EUR67,684	EUR136,303	EUR154,476	EUR231,049

Provisions	1,489	3,843	4,300	11,948	14,082
Other long-term liabilities	3,404	7,130	31,738	13,160	7,601
Short-term liabilities:
Short positions securities	114,191	86,625	103,770	225,575	200,118
Short positions contracts	22,236	50,857	71,824	190,974	203,715
Clearing houses and professional parties	24,728	286,912	19,318	77,254	70,267
Banks	53,297	153,994	48,847	64,675	9,160
Accrued and other liabilities	24,610	58,248	77,041	98,335	197,445

Total short-term liabilities	EUR239,062	EUR636,636	EUR320,800	EUR656,813	EUR680,705

Total liabilities and shareholders’ equity	EUR291,444	EUR715,293	EUR493,141	EUR836,397	EUR933,437

Financial Statements

Consolidated Balance Sheet

(after proposed appropriation of profit)

	December 31,

	2000	1999

	× EUR 1,000
Fixed assets
Tangible fixed assets	7,874	7,305
Financial fixed assets	68,352	82,008

Total fixed assets	76,226	89,313

Current assets
Long positions securities	265,542	345,356
Long positions contracts	214,246	177,481
Clearing houses and professional parties	143,656	78,642
Cash	221,899	130,426
Accrued and other receivables	11,868	15,179

Total current assets	857,211	747,084

Total assets	933,437	836,397

Shareholders’ Equity	132,887	90,444
Minority interests	26,733	21,730

Group Equity	159,620	112,174
Subordinated debt	71,429	42,302

Guarantee Capital	231,049	154,476
Provisions	14,082	11,948
Long-term liabilities	7,601	13,160
Short-term liabilities
Short positions securities	200,118	225,575
Short positions contracts	203,715	190,974
Clearing houses and professional parties	70,267	77,254
Bankers	9,160	64,675
Accrued and other liabilities	197,445	98,335

Total short-term liabilities	680,705	656,813

	933,437	836,397

Consolidated Profit and Loss Account

	2000	1999

	× EUR 1,000
Specialist activities	320,768	177,278
Market maker activities	123,700	59,355
Other activities	7,754	3,664

Total revenues	452,222	240,297
Transaction costs	28,453	18,416

Net revenues	423,769	221,881

Personnel expenses fixed	34,664	23,807
Personnel expenses variable	84,148	30,844
Information and communication expenses	14,349	8,258
General and administrative expenses	26,753	18,933
Depreciation	2,772	1,563

	162,686	83,405

Operating income	261,083	138,476
Interest income (expense)	(6,408)	(2,401)

Income from ordinary activities before taxes	254,675	136,075
Corporation tax	74,073	39,844

Income from ordinary activities	180,602	96,231

Extraordinary income	12,224	66,284
Extraordinary expense	(4,398)	(7,666)
Taxes	2	(29,253)

Net extraordinary income	7,828	29,365

Income after taxes	188,430	125,596
Minority interests in income	43,430	20,147

Net income	145,000	105,449

Statement of Cash Flow

	2000	1999

	× EUR 1,000
Cash flow from operating activities
Net income	145,000	105,449
Change in provisions	(628)	7,648
Depreciation	2,772	1,563
Change in working capital	46,127	62,363

	193,271	177,023

Cash flow from investing activities
Investment in tangible fixed assets	(5,000)	(4,011)
Divestment of tangible fixed assets	2,985	1,374
Investment in financial fixed assets	(78,291)	(118,263)
Divestment of financial fixed assets	18,860	42,696
Change in minority interests	5,003	12,457
Income from investments	(2,056)	362
Dividends received	3,364	1,125
Other	1,477	(426)

	(53,658)	(64,686)

Cash flow from financing activities
Change in borrowings	(22,069)	(6,756)
Purchase of own shares	(7,995)	(3,951)
Shares issued	26,497	5,021
Adjustment for actual dividend paid in previous year	13,861	12,970
Proposed dividend	(58,434)	(34,392)

	(48,140)	(27,108)

Changes in cash position	91,473	85,229
Cash at January 1	130,426	45,197

Cash at December 31	221,899	130,426

Notes to the Consolidated Balance Sheet

and Profit and Loss Account

General

The following principles apply to the accounts of Van der Moolen Holding NV and all of its group companies, and consequently to the consolidated financial statements.

Criteria for the consolidated financial statements

The consolidated financial statements include the full financial data of Van der Moolen Holding NV and all of its legal entities which can considered to be group companies. The interests of third parties in group capital and group earnings are specified under minority interests.

The following active group companies are included in the consolidation:

Van der Moolen Effecten Specialist BV	100%	Amsterdam
Van der Moolen Obligaties BV	100%	Amsterdam
Van der Moolen Opties Amsterdam BV	100%	Amsterdam
Van der Moolen FOX BV	100%	Amsterdam
Van der Moolen International BV	100%	Amsterdam
Van der Moolen UK Ltd	100%	London
Van der Moolen Trading GmbH	100%	Cologne
Van der Moolen Specialists USA, LLC	75%	New York
Tague Van der Moolen, LLC	83%	Philadelphia

Further, Van der Moolen Holding NV directly or indirectly owns several sub-holding companies as well as several inactive companies.

A list with names, statutory seats and interests is deposited at the Chamber of Commerce in Amsterdam.

Accounting principles

Comparison with prior year

The accounting principles applied in 2000 are unchanged from 1999.

Earnings per share were calculated in conformity with principles established by the “Raad van de Jaarverslaggeving” (the ruling Dutch accounting body). There has been no recalculation of earnings per share for prior years.

Deviation from Section 9, Book 2 of the Dutch Civil Code

To provide the desired insight as required under Article 362, paragraph 1, Book 2 of the Dutch Civil Code, deviations from the regulations in Part 9, Book 2 are made in accordance with the provisions in Article 362, paragraph 2, Book 2, second sentence, concerning:

valuation of securities, options and financial futures contracts:

In line with common practice in this sector, securities, options and financial futures contracts are valued at market closing prices on the last day of trading in the various markets on which those instruments trade. The group’s trading in securities, options and financial futures contracts is comparable with other supervised financial institutions’ proprietary trading, where this valuation method applies.

presentation of revenues:

Revenues from trading and brokerage in securities, options, currencies, loans and financial futures contracts give a better insight into the results than do the amounts traded or intermediated. Interest income and expenses,

Notes to the Consolidated Balance Sheet
and Profit and Loss Account — (continued)

associated with trading, are allocated to specialist and market maker activities because interest paid or received is an important element in the result earned on positions, and in price formation. Interest not so allocated is shown in the Profit and Loss Account under “interest income (expense)”.

Positions

Long and short positions in securities, options and financial futures are shown separately in the Balance Sheet because their composition is not identical. The amounts and positions shown in the balance sheet do not reflect the economic risk they entail. For example, a long position in a given security may be taken to hedge the risk associated with a short position in options exercisable into that security.

Foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates at year end. Income from non-Dutch group companies is translated at the average rate for the year.

Corporate result

Under Article 402 of Part 9, Book 2 of the Dutch Civil Code, it is sufficient for a company’s Profit and Loss Account to present only the income of group companies and other income and expenses after taxes.

Principles of valuation of assets and liabilities

Assets and liabilities are stated at “face value”, unless otherwise indicated in the notes below.

Intangible fixed assets

Trading rights on the various exchanges are valued pro memoria.

Tangible fixed assets

Tangible fixed assets are valued at purchase price less accumulated depreciation using the straight-line method, in accordance with their estimated useful life.

Financial fixed assets

Group companies are stated at net asset value. Loans are stated at nominal values, less provisions, if any.

Currency exchange differences on intercompany loans, after provision for taxes, are credited or charged directly to Shareholders Equity. The 20% interest in Spütz AG is carried at estimated net asset value. Other participations, namely the investments in Euronext NV as well as the registered seats for trading on various exchanges, are valued at the lower of cost or market value.

Investments in group companies

Newly acquired interests in group companies are valued at net asset value in accordance with the principles of valuation and determination of results of Van der Moolen Holding NV. In the event that the acquisition price is different from the net asset value, the difference is credited or charged directly to Shareholders’ Equity.

Provisions

These are comprised of:

•	deferred taxes;

•	the discounted value of pension and early retirement commitments;

•	reorganization expenses;

Notes to the Consolidated Balance Sheet
and Profit and Loss Account — (continued)

Determination of results

Net revenues are comprised of:

•	floor commissions;

•	price differences on securities, options and financial futures contracts;

•	dividends, coupons and accrued interest;

•	share in the profits of minority investments;

•	interest;

•	currency exchange differences;

less transaction costs.

Expenses, as well as interest, are allocated to the financial year to which they relate. Taxes are computed by applying the current rate to the result of the financial year, taking into account permanent differences between the determination of income for the purposes of commercial and fiscal reporting.

Notes to the Consolidated Balance Sheet

	December 31,

	2000	1999

	× EUR 1,000
Fixed assets
Tangible fixed assets
Real estate	1,813	2,766
Furniture and fixtures	9,683	8,234
Company cars	1,198	1,258

Purchase price	12,694	12,258
Accumulated depreciation	(4,820)	(4,953)

Book value	7,874	7,305

January 1	7,305	5,620

Acquired with group companies	973	254
Investments	5,000	4,011
Divestments	(2,985)	(1,374)
Depreciation	(2,772)	(1,563)
Currency exchange differences	353	357

	569	1,685

December 31	7,874	7,305

Rates of depreciation vary from 2 1/2 to 50% per annum.

	December 31,

	2000	1999

	× EUR 1,000
Financial fixed assets
Loans	20,386	25,391
Investments	47,966	56,617

	68,352	82,008

Included in financial fixed assets is a 1.8% interest in Euronext NV.

	December 31,

	2000	1999

	× EUR 1,000
Loans
January 1	25,391	12,566

Granted during the year	—	30,022
Redemptions during the year	—	(11,213)
Current portion	(5,373)	(8,287)
Currency exchange differences and other changes	368	2,303

	(5,005)	12,825

December 31	20,386	25,391

	December 31,

	2000	1999

	× EUR 1,000
Investments
January 1	56,617	69,479

Investments	—	14,284
Divestments	(9,135)	(28,212)
Goodwill paid	—	(1,015)
Acquired with group companies	—	874
Result for the year	2,056	(362)
Dividends received	(3,364)	(1,125)
Currency exchange differences	1,792	2,694

	(8,651)	(12,862)

December 31	47,966	56,617

Current assets

Long positions securities

Securities deposited or to be delivered by clearing members, are valued at the last known market price on the understanding that redeemable bonds are carried at nominal value. Moreover, the securities may serve as collateral for bank overdraft facilities.

Long positions contracts

Valuation of contracts has been carried out at the market price prevailing at year end. If no transactions occurred in a contract on the last day of the financial year, that contract is valued at the market price determined by the options and/or futures exchange on which it is traded. Moreover, contracts may serve as collateral for bank overdraft facilities.

Clearing houses and professional parties

This also includes assets and liabilities related to stock loaned or borrowed, amounting to EUR1.47 billion and EUR1.45 billion respectively.

Cash

Of the cash, an amount of EUR38.1 million serves as collateral for short positions.

Accrued and other receivables

	December 31,

	2000	1999

	× EUR 1,000
Current portion of loans outstanding	5,373	6,018
Accrued and other receivables	6,495	9,161

	11,868	15,179

	December 31,

	2000	1999

	× EUR 1,000
Shareholders’ Equity
January 1	90,444	80,722

Issue of preferred shares	923	—
Issue of common shares	25,574	5,021
Optional dividend paid in common shares	14,331	13,401
Dividend on new shares	(755)	(431)
Purchase of own shares	(7,995)	(3,951)
Goodwill paid	(78,291)	(80,945)
Currency exchange differences	1,805	8,643
Appropriation of income	86,566	71,058
Other	285	(3,074)

	42,443	9,722

December 31	132,887	90,444

The notes to the Statutory Balance Sheet provide further information

	December 31,

	2000	1999

	× EUR 1,000
Subordinated Debt
January 1	42,302	46,308

Borrowings during the year	30,423	8,891
Redemptions during the year	—	(9,721)
Current portion	(3,176)	(3,176)
Currency exchange differences	1,880	—

	29,127	(4,006)

December 31	71,429	42,302

Interest rates on subordinated debt vary from 5.66% to 11.732%

	December 31,

	2000	1999

	× EUR 1,000
Provisions
Deferred taxes	7,300	994
Pension and early retirement commitments	584	5,152
Reorganization costs	6,198	5,802

	14,082	11,948

Long-term liabilities

These are comprised of loans with remaining terms of more than one year. The current portion is stated under short-term liabilities. Interest rates on these loans vary from 3.354% to 6.55%.

Short-term liabilities

Short positions securities

These are securities to be delivered to clearing houses, offset against securities held, valued at the prevailing prices at year end.

Short positions contracts

Contracts are valued at the prevailing price at year end. If no transactions occurred in a contract on the last day of the financial year, that contract is valued at the market price determined by the options and/or futures exchange on which it is traded.

Accrued and other liabilities

	December 31,

	2000	1999

	× EUR 1,000
Corporation taxes	32,005	12,345
Other taxes and social security contributions	2,800	3,812
Proposed dividend	58,434	34,391
Other liabilities	104,206	47,787

	197,445	98,335

Notes to the Consolidated Profit and Loss Account

	2000	1999

	× EUR 1,000
Personnel expenses
Payroll	29,127	20,100
Variable compensation	84,148	30,844
Social security expenses	4,184	2,355
Pension expenses	1,353	1,352

	118,812	54,651

During 2000 the average number of employees was 371 (284 in 1999).

Remuneration of the Supervisory Board and Management Board

During 2000 Van der Moolen had five Supervisory Board members. These directors received total remuneration of EUR132,000 (EUR86,000 in 1999). Remuneration for the members of the Management Board, including pension charges, was EUR2,513,000 (EUR2,881,000 in 1999). During 2000, members of the Management Board were granted 17,550 options with an average exercise price of EUR92.13.

Taxes

Main factors affecting the corporate tax rate during the year were:

•	the participation exemption;

•	fiscally deductible expenses in respect to personnel options issued;

•	differences between the relevant tax rates in various countries.

Extraordinary income

This consists of the net proceeds from the sale of the interests in Kas-Associatie NV and London Stock Exchange Plc.

Extraordinary expenses

These are mainly comprised of reorganization expenses.

Contribution by Activity and Region (in EUR millions)

	Specialist		Market making		Other		Total

Activity	2000	1999	2000	1999	2000	1999	2000	1999

	(in EUR millions)
Net revenues	307.4	167.0	108.8	46.9	7.6	8.0	423.8	221.9
Expenses	(100.3)	(46.7)	(46.3)	(21.4)	(16.1)	(15.3)	(162.7)	(83.4)

Operating income	207.1	120.3	62.5	25.5	(8.5)	(7.3)	261.1	138.5
Interest income (expense)							(6.4)	(2.4)

Income from ordinary activities							254.7	136.1
Corporation tax							74.1	39.9

Group income							180.6	96.2
Extraordinary income after taxes							7.8	29.4
Minority interests							(43.4)	(20.2)

Net income							145.0	105.4

Total assets	490.2	365.8	334.2	368.3	109.0	102.3	933.4	836.4
Total liabilities	250.2	200.5	264.9	334.9	187.3	146.5	702.4	681.9

Guarantee capital	240.0	165.3	69.3	33.4	(78.3)	(44.2)	231.0	154.5

Investments in fixed assets	80.5	86.7	0.6	10.2	2.2	31.3	83.3	128.2
Depreciation	1.4	0.3	0.6	0.5	0.8	0.8	2.8	1.6

	USA		Germany		Other		Total

Region	2000	1999	2000	1999	2000	1999	2000	1999

Net revenues	293.6	159.5	68.6	21.7	61.6	40.7	423.8	221.9
Total assets	601.5	465.3	91.5	58.2	240.4	312.9	933.4	836.4
Investments in fixed assets	81.6	107.9	0.3	0.2	1.4	20.1	83.3	128.2

Statutory Balance Sheet

(after proposed appropriation of profit)

	December 31,

	2000	1999

	× EUR 1,000
Fixed assets
Tangible fixed assets	891	1,278
Financial fixed assets	395,587	285,498

	396,478	286,776

Current assets
Group companies	10,799	961
Cash	182	19
Accrued and other receivables	1,727	1,578

	12,708	2,558

	409,186	289,334

Shareholders’ Equity
Issued share capital	3,159	2,959
Share premium	176,255	162,725
Retained earnings	(46,527)	(75,240)

	132,887	90,444
Subordinated debt	13,160	16,336

Guarantee Capital	146,047	106,780

Provisions	6,782	11,948

Long-term liabilities	7,601	13,160

Short-term liabilities
Group companies	23,225	16,165
Bankers	139,419	92,081
Taxes and social security contributions	7,738	5,310
Accrued and other liabilities	78,374	43,890

	248,756	157,446

	409,186	289,334

Statutory Profit and Loss Account

	2000	1999

	× EUR 1,000
Income from group companies after taxes	143,459	113,874
Other income and expenses after taxes	1,541	(8,425)

Net income	145,000	105,449

Notes to the Statutory Balance Sheet and

Profit and Loss Account

General

The accounting principles applied in the statutory financial statements are the same as those that apply to the consolidated accounts. The accounting principles can be found under the notes to the Consolidated Balance Sheet and Profit and Loss Account.

	December 31,

	2000	1999

	× EUR 1,000
Fixed assets
Tangible fixed assets
Furniture and fixtures	2,294	2,749
Company cars	364	379

Purchase price	2,658	3,128
Accumulated depreciation	(1,767)	(1,850)

Book value	891	1,278

January 1	1,278	1,524

Investments	698	497
Divestments	(459)	(137)
Depreciation	(626)	(606)

	(387)	(246)

December 31	891	1,278

	December 31,

	2000	1999

	× EUR 1,000
Financial fixed assets
Investments in group companies	278,387	201,245
Loans to group companies	82,751	66,942
Other loans	15,013	—
Other investments	19,436	17,311

	395,587	285,498

	December 31,

	2000	1999

	× EUR 1,000
Investments in group companies
January 1	201,245	78,620

Investments	32,132	113,416
Goodwill paid	(78,291)	(79,930)
Result for the year	143,459	113,874
Dividends received	(19,304)	(26,720)
Currency exchange differences	1,685	5,059
Other	(2,539)	(3,074)

	77,142	122,625

December 31	278,387	201,245

	December 31,

	2000	1999

	× EUR 1,000
Loans to group companies
January 1	66,942	58,583

Granted during the year	11,124	53,488
Redemptions during the year	—	(55,914)
Currency exchange differences	4,685	10,785

	15,809	8,359

December 31	82,751	66,942

	December 31,

	2000	1999

	× EUR 1,000
Other loans
January 1	—	13

Acquired from affiliated company	18,085	—
Redemptions	—	(13)
Currency exchange differences and other changes	(3,072)	—

	15,013	(13)

December 31	15,013	—

Shareholders’ Equity

	Share-	Share-	Retained
	capital	premium	earnings	Total

	× EUR 1,000
January 1, 1999	2,866	158,013	(80,157)	80,722
Conversion of warrants	7	752	—	759
Exercise of options	37	4,009	216	4,262
Optional dividend paid in common shares	49	(49)	13,401	13,401
Dividend due to shares issued between January 1 and date of dividend payment	—	—	(431)	(431)
Purchase of own shares	—	—	(3,951)	(3,951)
Goodwill paid	—	—	(80,945)	(80,945)
Currency exchange differences	—	—	8,643	8,643
Appropriation of income	—	—	71,058	71,058
Other	—	—	(3,074)	(3,074)

December 31, 1999	2,959	162,725	(75,240)	90,444
Adjustment to issue of common shares in 1998	—	(7,459)	7,459	—
Issue of preferred shares	11	912	—	923
Conversion of warrants	51	5,250	5,098	10,399
Exercise of options	69	14,896	210	15,175
Optional dividend paid in common shares	69	(69)	14,331	14,331
Dividend due to shares issued between January 1 and date of dividend payment	—	—	(755)	(755)
Purchase of own shares	—	—	(7,995)	(7,995)
Goodwill paid	—	—	(78,291)	(78,291)
Currency exchange differences	—	—	1,805	1,805
Appropriation of income	—	—	86,566	86,566
Other	—	—	285	285

December 31, 2000	3,159	176,255	(46,527)	132,887

Authorized capital

On December 31, 2000, authorized capital consisted of:

•	18,000,000 common shares with a par value of NLG 0.50 per share, of which 12,353,937 were issued and fully paid in;

•	1,200,000 preferred shares ‘A’ with a par value of NLG 1.25 per share, of which 236,000 were issued and fully paid in;

•	1,200,000 preferred shares ‘B’ with a par value of NLG 1.25 per share, of which 391,304 were issued and fully paid in;

•	1,200,000 preferred shares ‘C’, 1,200,000 preferred shares ‘D’ and 7,600,000 preferred shares ‘E’ with a par value of NLG 1.25 per share, none of which have been issued.

Share option plan

As of December 31, 2000, a total of 552,668 personnel options exercisable into Van der Moolen common shares had been issued to management and personnel, which were categorized as follows:

	number of	average
Exercisable until	options	exercise price

		( EUR)
2001	1,875	15.99
2002	15,443	23.38
2003	115,750	54.62
2004	221,650	66.39
2005	190,450	90.55
2009	7,500	48.50

The average exercise prices indicated above will be adjusted for certain types of stock dividends and issues.

Commitments and contingencies

Van der Moolen has entered into lease contracts for office premises in Amsterdam, Cologne, Frankfurt, London, New York, Philadelphia, Chicago and Devon (PA). The company is liable for debts from the legal activities of its 100%-owned direct and indirect subsidiaries, with the exception of the companies established outside the Netherlands. Van der Moolen has an option to take a minority interest in the Fulton Prebon Group Ltd. Van der Moolen is eligible to receive payment in connection with the merger of the Amsterdam Stock Exchange and the European Options Exchange. As a result of the liquidation of the Vereniging voor de Effectenhandel, Van der Moolen carries potential liability for a portion of the ‘Begaclaim’.

Subsequent events

On February 8, 2001, Van der Moolen announced it had engaged a team of traders in London who will act as market makers in ‘odd lots’ of international bonds. This team is expected to be operational as from May 1, 2001 under the name Van der Moolen Bonds.

Amsterdam, March 7, 2001

Management Board and Supervisory Board

Supplementary notes

Auditor’s report

Introduction

We have audited the financial statements of Van der Moolen Holding NV, Amsterdam, for the years 2000 and 1999, as included in this report. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements, based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as of 31 December, 2000 and 1999, and of the result for the years then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Amsterdam, March 7, 2001

PricewaterhouseCoopers N.V.

Exhibits Index

Exhibit
Number	Description

1.1	Articles of Association of the Company.
2.1	Deposit Agreement among the Company, The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts evidencing American Depositary Shares each representing one common share of the Company.
2.2	Form of American Depositary Receipt.
4.1	Amended and Restated Operating Agreement of Van der Moolen Specialists USA, LLC.*
8	Subsidiaries of the registrant.
23	Consent of PricewaterhouseCoopers N.V., independent auditors of the Company.

*	Confidential treatment has been requested. Confidential materials have been redacted and separately filed with the Securities and Exchange Commission.